Filed Pursuant to Rule 424(b)(3)
Registration No. 333-210824

PROXY STATEMENT/PROSPECTUS

Proxy Statement of High Point Bank Corporation	Prospectus of BNC Bancorp

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

To the Shareholders of High Point Bank Corporation:

High Point Bank Corporation (“HPTB”) will hold its annual meeting of HPTB shareholders on June 28, 2016, at 2:30 p.m., at the HPB Insurance Center, 1300 East Hartley Drive, High Point, North Carolina 27265. At the annual meeting, you will be asked to vote on (1) the merger of HPTB with and into BNC Bancorp (“BNC”) described in more detail herein, (2) the election of eight directors each to serve a one-year term on HPTB’s board of directors, (3) the ratification of the appointment of Dixon Hughes Goodman LLP as HPTB’s independent registered public accounting firm for the year ending December 31, 2016, and (4) the approval of a proposal to adjourn or postpone the annual meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement.

On November 13, 2015, HPTB entered into an Agreement and Plan of Merger (the “merger agreement”) with BNC that provides for the merger of the two companies. If approved by HPTB shareholders, under the merger agreement, HPTB will merge with and into BNC (the “merger”), and HPTB’s subsidiary, High Point Bank and Trust Company, will merge with and into Bank of North Carolina, BNC’s wholly-owned North Carolina bank subsidiary (the “bank merger”).

If the merger is approved and consummated, holders of HPTB common stock will be entitled to receive, in exchange for each share of HPTB common stock, shares of BNC common stock or cash, without interest, at an exchange ratio and subject to proration based upon the volume weighted average price of BNC common stock for a 20-day trading period prior to the closing of the merger (the “VWAP”). If the VWAP immediately prior to the merger is:

•	equal to or greater than $25.60, each share of the HPTB common stock would be converted into (i) cash in the amount of $300, or (ii) 11.7188 shares of BNC common stock, prorated to 30% cash and 70% BNC common stock;
•	less than $25.60 but equal to or greater than $22.25, each share of the HPTB common stock would be converted into (i) cash in the amount of $300, or (ii) $300 payable in BNC common stock, prorated to 30% cash and 70% BNC common stock;
•	less than $22.25 but equal to or greater than $18.90, each share of the HPTB common stock would be converted into (i) cash in the amount of $300, or (ii) $300 payable in BNC common stock, prorated to no more than $57,267,325 in cash and 4,444,205 shares of BNC common stock; and
•	less than $18.90, each share of the HPTB common stock would be converted into (i) cash in the amount of $300, or (ii) 15.8730 shares of BNC common stock, prorated to 40.5% cash and 59.5% BNC common stock.

The market value of the merger consideration may fluctuate with the market price of BNC common stock and will not be known at the time HPTB shareholders vote on the merger. Based on the $22.47 per share closing price of BNC’s common stock on the Nasdaq Capital Market on May 17, 2016, the last practicable date before the date of this document, the value of the per share merger consideration payable to holders of HPTB common stock was approximately $300, and the aggregate merger consideration was approximately $141.3 million. We urge you to obtain current market quotations for BNC (Nasdaq Capital Market trading symbol “BNCN”) because the value of the per share merger consideration will fluctuate.

As of May 13, 2016, the record date for the HPTB annual meeting of shareholders, there were 470,876 shares of HPTB common stock outstanding and entitled to vote at the annual meeting. Based on such outstanding common stock of HPTB, BNC will issue between 3,862,669 and 4,444,205 shares of common stock to HPTB shareholders in the aggregate upon completion of the merger if the merger is approved and consummated. The exact number of shares of BNC common stock that will be issued in the merger will be dependent on the VWAP, which will not be determined until the date of the merger, and the number of shares of HPTB common stock outstanding immediately prior to the merger.

This document, which serves as a proxy statement for the annual meeting of HPTB shareholders and as a prospectus with respect to the offering and issuance of the maximum of 4,444,205 shares of BNC common stock to be issued to HPTB shareholders in the merger, describes the HPTB annual meeting, and includes important information about the proposed merger, the companies participating in the merger, and the agreement and plan of merger pursuant to which the merger will be consummated if approved. We encourage you to read the entire document carefully, including the “Risk Factors” section beginning on page 20, for a discussion of the risks related to the proposed merger.

HPTB’s board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of HPTB and its shareholders, has approved the merger agreement and the transactions contemplated thereby and recommends that HPTB shareholders vote “FOR” all of the proposals described in this document.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of these materials. Any representation to the contrary is a criminal offense. Shares of common stock of BNC are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of these materials is May 18, 2016, and they are expected to be first mailed to shareholders on or about May 25, 2016.

HIGH POINT BANK CORPORATION

300 N. Main Street
High Point, North Carolina 27260

Notice of Annual Meeting of Shareholders
To be held On June 28, 2016

The annual meeting of shareholders of High Point Bank Corporation will be held on June 28, 2016, at 2:30 p.m., at the HPB Insurance Center, 1300 East Hartley Drive, High Point, North Carolina for the following purposes:

1.	To consider and vote on the agreement and plan of merger, under which High Point Bank Corporation (“HPTB”) will merge with and into BNC Bancorp (“BNC”), as more particularly described in the accompanying materials;
2.	To consider and elect eight directors each to serve a one-year term;
3.	To consider and ratify the appointment of Dixon Hughes Goodman LLP as HPTB’s independent registered public accounting firm for the year ending December 31, 2016;
4.	To consider and vote on a proposal to approve the adjournment or postponement of the annual meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement; and
5.	To transact such other business as may properly come before the annual meeting or any adjournments of the annual meeting.

Only shareholders of record at the close of business on May 13, 2016 are entitled to notice of and to vote at the annual meeting and any adjournment thereof. HPTB’s board of directors has adopted a resolution approving the merger and the merger agreement and unanimously recommends that you vote “FOR” all of the proposals described in the accompanying materials.

Business and financial information about HPTB is available without charge to you upon written or oral request made to Thomas L. Eller, High Point Bank Corporation, 300 N. Main Street, High Point, North Carolina 27260, telephone number (336) 881-3440. To obtain delivery of such business and financial information before the annual meeting, your request must be received no later than June 20, 2016.

YOUR VOTE IS VERY IMPORTANT.  If you hold your shares of record in your name, you can vote your shares over the Internet or by telephone, or by signing, dating and returning the enclosed proxy card. If you are the record holder of the shares, you may change your vote by: (1) if you voted over the Internet or by telephone, voting again over the Internet or by telephone by the applicable deadline described herein; (2) if you previously completed and returned a proxy card, submitting a new proxy card with a later date and returning it to HPTB prior to the vote at the annual meeting; (3) submitting timely written notice of revocation to HPTB’s Corporate Secretary, Thomas L. Eller, at High Point Bank Corporation, 300 N. Main Street, High Point, North Carolina 27260, at any time prior to the vote at the annual meeting; or (4) attending the annual meeting in person and voting your shares at the annual meeting. If your shares are held in street name, you may vote your shares by following the instructions provided by your brokerage firm, bank or other similar entity. If your shares are held in street name, you may change your vote by submitting new voting instructions to your brokerage firm, bank or other similar entity or, if you have obtained a legal proxy from your brokerage firm, bank, or other similar entity giving you the right to vote your shares, you may change your vote by attending the annual meeting and voting in person.

By Order of the Board of Directors,
May 18, 2016 High Point, North Carolina	Mark L. Williamson President and Chief Executive Officer

WHERE YOU CAN FIND MORE INFORMATION

BNC is subject to the information requirements of the Securities Exchange Act of 1934, which means that it is required to file certain reports, proxy statements, and other business and financial information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials that BNC files with the SEC at the Public Reference Room of the SEC at 100 F. Street N.E., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov where you can access reports, proxy, information and registration statements, and other information regarding registrants that file electronically with the SEC. Such filings are also available free of charge at BNC’s website at http://www.bncbancorp.com under the “Investor Relations” link. Except as specifically incorporated by reference into this document, information on BNC’s website or filed with the SEC is not part of this document.

BNC has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the address set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents that BNC has previously filed, and that it may file through the date of the annual meeting of HPTB shareholders, with the SEC. These documents are not included in or delivered with this document, and they contain important business and financial information about BNC. For further information, please see the section entitled “Incorporation of Certain Documents by Reference” on page 80. These documents are available without charge to you upon written or oral request to BNC’s principal executive office. The addresses and telephone number of BNC’s principal executive office is listed below.

BNC Bancorp
3980 Premier Drive, Suite 210
High Point, North Carolina 27265
Attention: Investor Relations
(336) 869-9200

To obtain timely delivery of these documents, you must request the information no later than June 20, 2016 in order to receive them before HPTB’s annual meeting of shareholders.

BNC common stock is traded on the Nasdaq Capital Market under the symbol “BNCN,” and HPTB common stock is traded on the OTC Pink Marketplace under the symbol “HPTB.”

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING

The following are some questions that you, as an HPTB shareholder, may have regarding the merger agreement, the merger and the other matters being considered at the annual meeting and the answers to those questions. BNC and HPTB urge you to read carefully the remainder of this document because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the annual meeting. Additional important information is also contained in the appendices to this document and in the documents incorporated herein by reference.

Q:	Why am I receiving this document?
A:	BNC and HPTB have agreed to the merger of HPTB with and into BNC, pursuant to the terms of the merger agreement that is described in this document. A copy of the merger agreement is included as Appendix A to these materials. High Point Bank and Trust Company will be merged with and into Bank of North Carolina as soon as practicable following the merger. The mergers cannot be completed unless, among other things, a majority of the outstanding shares of HPTB’s common stock vote in favor of the proposal to approve the merger agreement. Accordingly, HPTB shareholders are being asked to vote at the annual meeting on approval of the merger agreement.

HPTB shareholders will also be asked to vote on (i) the election of eight directors, (ii) the ratification of the appointment of Dixon Hughes Goodman LLP as HPTB’s independent registered public accounting firm, and (iii) a proposal to adjourn the HPTB annual meeting, if necessary or appropriate, including to solicit additional proxies in favor of the proposal to approve the merger agreement, if there are insufficient votes at the time of such adjournment to approve such proposals.

We are sending you this document because the HPTB board of directors is soliciting your proxy to vote your shares at the annual meeting. It also serves as BNC’s prospectus with respect to the shares of BNC common stock that BNC will issue to HPTB shareholders in connection with the merger. This document contains important information about the merger and the other proposals being voted on at the HPTB annual meeting, and you should carefully read it, together with the appendices and the information incorporated by reference.

Q:	When and where will the annual meeting be held?
A:	The annual meeting of shareholders of HPTB will be held on June 28, 2016, at 2:30 p.m., at the HPB Insurance Center, 1300 East Hartley Drive, High Point, North Carolina 27265.
Q:	Who is entitled to vote at the annual meeting?
A:	Only shareholders of record at the close of business on May 13, 2016, the record date, are entitled to notice of and to vote at the annual meeting and any adjournment thereof.
Q:	What am I being asked to approve?
A:	You are being asked to (1) approve the merger agreement between HPTB and BNC, pursuant to which HPTB will be merged with and into BNC, (2) elect eight directors each to serve a one-year term on HPTB’s board of directors, (3) ratify the appointment of Dixon Hughes Goodman LLP as HPTB’s independent registered public accounting firm for the year ending December 31, 2016, and (4) approve a proposal to adjourn or postpone the annual meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement.
Q:	What vote is required to approve each proposal?
A:	Approval of the merger agreement requires the affirmative vote of a majority, or 235,439 shares, of the outstanding shares of HPTB common stock entitled to vote at the annual meeting. A director will be elected by a plurality of the votes cast by shares present and entitled to vote at the annual meeting. “Plurality” means that if there were more nominees than positions to be filled, the individuals who received the largest number of votes cast for the positions to be filled would be elected as directors. Ratification of the appointment of Dixon Hughes Goodman LLP as HPTB’s independent registered public accounting firm requires that the number of votes cast at the annual meeting, in person or by proxy, in favor of the proposal exceeds the number of votes cast against the proposal. Approval of the adjournment proposal requires that the number of votes cast at the annual meeting, in person or by proxy, in favor of the proposal exceeds the number of votes cast against the proposal.
Q:	How does the HPTB board of directors recommend that I vote on each proposal?
A:	The HPTB board of directors has unanimously approved and adopted the merger agreement and recommends voting “FOR” approval of the merger agreement, “FOR” each of the eight director nominees, “FOR” the ratification of the appointment of Dixon Hughes Goodman LLP as HPTB’s independent registered public accounting firm for the year ending December 31, 2016, and “FOR” approval of the adjournment proposal.
Q:	Why is my vote important?
A:	If you do not submit a proxy or vote in person, it may be more difficult for HPTB to obtain the necessary quorum to hold its annual meeting. In addition, your failure to submit a proxy or vote in person, or failure to instruct your bank or broker how to vote, or abstention will have the same effect as a vote against approval of the merger agreement. The merger agreement must be approved by the affirmative vote of at least a majority of the outstanding shares of HPTB’s common stock entitled to vote on the merger agreement. The HPTB board of directors recommends that you vote “FOR” the merger agreement proposal.
Q:	How many votes do I have?
A:	You are entitled to one vote for each share of HPTB common stock that you owned as of the record date.
Q:	When is the merger expected to be completed?
A:	We plan to complete the merger during the second half of 2016.
Q:	What will I receive in the merger?
A:	If the merger is completed, HPTB shareholders will receive shares of BNC common stock, cash, without interest, or a combination of both, for their shares of HPTB common stock at an exchange ratio and subject to proration based upon the volume weighted average price of BNC common stock for a 20-day trading period prior to the closing of the merger (the “VWAP”). If the VWAP immediately prior to the merger is:
•	equal to or greater than $25.60, each share of the HPTB common stock would be converted into (i) cash in the amount of $300, or (ii) 11.7188 shares of BNC common stock, prorated to 30% cash and 70% BNC common stock;
•	less than $25.60 but equal to or greater than $22.25, each share of the HPTB common stock would be converted into (i) cash in the amount of $300, or (ii) $300 payable in BNC common stock, prorated to 30% cash and 70% BNC common stock;
•	less than $22.25 but equal to or greater than $18.90, each share of the HPTB common stock would be converted into (i) cash in the amount of $300, or (ii) $300 payable in BNC common stock, prorated to no more than $57,267,325 in cash and 4,444,205 shares of BNC common stock; and
•	less than $18.90, each share of the HPTB common stock would be converted into (i) cash in the amount of $300, or (ii) 15.8730 shares of BNC common stock, prorated to 40.5% cash and 59.5% BNC common stock.

To review what you will receive in the merger in greater detail, see “Proposals Related to the Merger —  Proposal No. 1 — Approval of the Plan of Merger — The Merger Consideration” beginning on page 43.

Q:	Will the value of the merger consideration change between the date of this document and the time the merger is completed?
A:	Yes. The value of the merger consideration may fluctuate between the date of this document and the completion of the merger based upon the market value of BNC common stock. Any fluctuation in the market price of BNC common stock after the date of this document may change the value of the shares of BNC common stock that HPTB shareholders will receive. HPTB shareholders should obtain current market quotations for BNC common stock, which is traded under the symbol “BNCN” on the Nasdaq Capital Market.
Q:	How can I elect stock, cash or both?
A:	You may indicate a preference to receive BNC common stock, cash or a combination of both in the merger by completing the election form that will be mailed to you no later than five business days after the closing date of the merger; provided, that the total merger consideration shall be subject to proration based on the VWAP. If the VWAP immediately prior to the merger is:
•	equal to or greater than $25.60, the merger consideration will be prorated to 30% cash and 70% BNC common stock;
•	less than $25.60 but equal to or greater than $22.25, the merger consideration will be prorated to 30% cash and 70% BNC common stock;
•	less than $22.25 but equal to or greater than $18.90, the merger consideration will be prorated to no more than $57,267,325 in cash and 4,444,205 shares of BNC common stock; and
•	less than $18.90, the merger consideration will be prorated to 40.5% cash and 59.5% BNC common stock.

Accordingly, if the aggregate cash elections are greater than the cash election maximum, each cash election will be reduced pro rata based on the amount that the aggregate cash elections exceed the cash election maximum. Alternatively, if the aggregate stock elections are greater than the stock election maximum, each stock election will be reduced pro rata based on the amount that the aggregate stock elections exceed the stock election maximum. If you do not make a timely election in accordance with the instructions provided in the election form, you will be treated as though you elected to receive all stock unless stock has been fully subscribed by the electing HPTB shareholders, in which event you will be treated as if you elected all cash. HPTB’s board of directors makes no recommendation as to whether you should choose BNC common stock or cash or a combination of both for your shares of HPTB common stock. You should consult with your own financial advisor on that decision.

Q:	What should I do now?
A:	After you have carefully read this document and decided how you wish to vote your shares, please vote your shares promptly so that your shares will be represented and voted at the annual meeting.

Record Holder:  You do not have to attend the annual meeting to vote. The HPTB board of directors is soliciting proxies so that you can vote before the annual meeting. Even if you currently plan to attend the annual meeting, we recommend that you vote by proxy before the annual meeting so that your vote will be counted if you later decide not to attend. However, if you attend the annual meeting and vote your shares by ballot, your vote at the annual meeting will revoke any vote you submitted previously by proxy. If you are the record holder of your shares, there are three ways you can vote by proxy:

•	By Internet: You may vote over the Internet by going to the website shown on your proxy card and following the instructions when prompted;
•	By Telephone: You may vote by telephone by calling the toll free number shown on your proxy card; or
•	By Mail: You may vote by completing, signing, dating and returning the enclosed proxy card.

If you vote over the Internet or by telephone, please do NOT return any documents through the mail.

If you vote using one of the methods described above, you will be designating Mark L. Williamson and Thomas L. Eller as your proxies to vote your shares as you instruct. If you vote over the Internet or by telephone or by signing and returning your proxy card without giving specific voting instructions, these individuals will vote your shares by following the recommendations of the HPTB board of directors. If any other business properly comes before the annual meeting, these individuals will vote on those matters in a manner they consider appropriate.

Street Holder:  If your shares are held in street name, you may vote your shares before the annual meeting by mail, by completing, signing and returning the voting instruction form you received from your broker, bank or other nominee. You should check your voting instruction form to see if any alternative method, such as Internet or telephone voting, is available to you.

Q:	If my shares of HPTB common stock are held in street name by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?
A:	No, with one exception. If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), your broker, bank or other nominee may not vote your shares of HPTB common stock on any matter, except ratification of the appointment of Dixon Hughes Goodman LLP as HPTB’s independent registered public accounting firm, unless you provide instructions to your broker, bank or other nominee on how to vote.

You should instruct your broker, bank or other nominee to vote your shares by following the instructions provided by the broker, bank or nominee with this document. Please note that you may not vote shares held in street name by returning a proxy card directly to HPTB or by voting in person at the annual meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or nominee and bring to the annual meeting.

Q:	What if I abstain from voting or fail to instruct my bank or broker?
A:	With respect to the merger agreement proposal, if you (1) fail to submit a proxy or vote in person at the annual meeting, (2) mark “Abstain” on your proxy card, or (3) fail to instruct your bank or broker how to vote, it will have the same effect as a vote “Against” the proposal. If you fail to submit a proxy or vote in person at the annual meeting or fail to instruct your bank or broker how to vote, or mark “Abstain” on your proxy card with respect to the election of directors or any other proposal to be considered at the annual meeting, it will have no effect on the election or any such other proposal.
Q:	Can I attend the annual meeting and vote my shares in person?
A:	Yes. All HPTB shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the annual meeting. Record holders of HPTB common stock can vote in person at the annual meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the annual meeting.
Q:	Can I change my vote?
A:	Yes. If you are a holder of record of HPTB common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) voting by telephone or the Internet at a later time, (3) delivering a written revocation letter to HPTB’s corporate secretary, or (4) attending the annual meeting in person, notifying the corporate secretary and voting by ballot at the annual meeting. Attendance at the annual meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by HPTB after the annual meeting will be ineffective. HPTB’s corporate secretary’s mailing address is: 300 N. Main Street, High Point, North Carolina 27260. If you hold your shares in “street name” through a bank, broker, or other nominee, you should contact your bank, broker or other nominee if you want to revoke your proxy.
Q:	What information should I consider?
A:	We encourage you to read carefully this entire document and the documents incorporated by reference herein. Among other disclosures, you should review the factors considered by each company’s board of directors discussed in “Proposals Related to the Merger — Proposal No. 1 — Approval of the Plan of Merger — Background of the Merger” beginning on page 28, “Proposals Related to the Merger — Proposal No. 1 — Approval of the Plan of Merger — HPTB’s Reasons for the Merger and Recommendation of the HPTB Board of Directors” beginning on page 32, and “Proposals Related to the Merger — Proposal No. 1 — Approval of the Plan of Merger — BNC’s Reasons for the Merger” beginning on page 31.

Q:	Will my ownership percentage and voting interest be reduced after the merger?
A:	Yes. HPTB shareholders currently have the right to vote in the election of the HPTB board of directors and on other matters affecting HPTB. Upon completion of the merger, each HPTB shareholder who receives stock in the merger will be a shareholder of BNC with a percentage ownership of BNC that is much smaller than such shareholder’s current percentage ownership of HPTB. It is currently expected that the former shareholders of HPTB as a group will receive shares in the merger constituting approximately 9.7% of the outstanding shares of BNC’s common stock immediately after the merger. Accordingly, from HPTB shareholders will have significantly less influence on the management and policies of BNC than they now have on the management and policies of HPTB.
Q:	What are the tax consequences of the merger to me?
A:	It is intended that the merger constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). As such, we expect that the exchange of shares of HPTB common stock for shares of BNC common stock by HPTB shareholders generally will be tax-free to you for U.S. federal income tax purposes. However, you will have to pay taxes at either capital gains or ordinary income rates, depending upon your individual circumstances, on cash received (i) in exchange for your shares of HPTB common stock, (ii) in lieu of fractional shares of BNC common stock, and (iii) upon your exercise of dissenters’ rights. To review the tax consequences to HPTB shareholders in greater detail, see “Proposals Related to the Merger — Proposal No. 1 — Approval of the Plan of Merger — Material Federal Income Tax Consequences of the Merger” beginning on page 63. Your tax consequences will depend on your personal situation. You should consult your tax adviser for a full understanding of the tax consequences of the merger to you.
Q:	Are HPTB shareholders entitled to appraisal rights?
A:	Yes. HPTB shareholders are entitled to appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. More information regarding these appraisal rights is provided in this document, and the provisions of the DGCL that grant appraisal rights and govern such procedures are attached as Appendix B to this document. You should read these provisions carefully and in their entirety. See “Appraisal Rights” beginning on page 60.
Q:	Should I send in my stock certificates now?
A:	No. After the merger is completed, you will receive written instructions from BNC for exchanging your HPTB common stock certificates for BNC common stock and/or cash.
Q:	Who should I call with questions?
A:	You should call Thomas L. Eller, High Point Bank Corporation, at (336) 881-3440.

SUMMARY

This summary highlights selected information from these materials regarding the proposed merger and the annual meeting of shareholders. For a more complete description of the terms of the proposed merger and the other matters to be voted on at the annual meeting of shareholders, you should carefully read this entire document and the documents incorporated by reference into this document. The Agreement and Plan of Merger, which is the legal document that governs the proposed merger, is in Appendix A to these materials. In addition, the sections entitled “Where You Can Find More Information,” in the forepart of this document, and “Incorporation of Certain Documents By Reference,” on page 80, contain references to additional sources of information about BNC. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

Unless otherwise indicated in this document or the context otherwise requires, all references in this document to “BNC” refer to BNC Bancorp, all references to BNC’s common stock refer to BNC’s voting common stock, all references to “HPTB” refer to High Point Bank Corporation, all references to the “merger agreement” refer to the Agreement and Plan of Merger dated November 13, 2015 between BNC and HPTB, all references to the “merger” refer to the merger of HPTB with and into BNC, with BNC continuing as the surviving company, and all references to the “bank merger” refer to the merger of High Point Bank and Trust Company, a wholly-owned subsidiary of HPTB, with and into Bank of North Carolina, a wholly-owned subsidiary of BNC, with Bank of North Carolina continuing as the surviving bank.

•	The Companies (see pages 68 and 71)

BNC Bancorp
3980 Premier Drive, Suite 210
High Point, North Carolina 27265
(336) 869-9200

BNC was incorporated under the laws of the State of North Carolina on September 23, 2002 to serve as a one-bank holding company of Bank of North Carolina. BNC is registered with the Board of Governors of the Federal Reserve System, or the Federal Reserve, under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and the bank holding company laws of North Carolina. BNC’s only business at this time is owning Bank of North Carolina and its primary source of income is any dividends that are declared and paid by Bank of North Carolina on its capital stock.

Bank of North Carolina is a full service commercial bank that was incorporated under the laws of the State of North Carolina on November 15, 1991 and opened for business on December 3, 1991. Bank of North Carolina provides a wide range of banking services tailored to the particular banking needs of the communities it serves. It is principally engaged in the business of attracting deposits from the general public and using such deposits, together with other funding from Bank of North Carolina’s lines of credit, to make primarily consumer and commercial loans. Bank of North Carolina has pursued a strategy that emphasizes its local affiliations. This business strategy stresses the provision of high quality banking services to individuals and small to medium-sized local businesses. Specifically, Bank of North Carolina makes business loans secured by real estate, personal property and accounts receivable; unsecured business loans; consumer loans, which are secured by consumer products, such as automobiles and boats; unsecured consumer loans; commercial real estate loans; and other loans. Bank of North Carolina also offers a wide range of banking services, including checking and savings accounts, commercial, installment and personal loans, safe deposit boxes, and other associated services.

As of March 31, 2016, BNC had consolidated assets, deposits and shareholders’ equity of approximately $5.70 billion, $4.76 billion and $603.6 million, respectively. BNC’s common stock is listed and traded on the Nasdaq Capital Market under the symbol “BNCN.” Its principal executive offices are located at 3980 Premier Drive, Suite 210, High Point, North Carolina 27265, and its telephone number is (336) 869-9200. Its website is http://www.bncbancorp.com. Information on BNC’s website is not incorporated into this document by reference and is not a part hereof.

For a complete description of BNC’s business, financial condition, results of operations and other important information, please refer to BNC’s filings with the SEC that are incorporated by reference in this document, including its Annual Report on Form 10-K for the year ended December 31, 2015, and its quarterly report on Form 10-Q for the quarter ended March 31, 2016. For instructions on how to find copies of these documents, see “Where You Can Find More Information.”

High Point Bank Corporation
300 N. Main Street
High Point, North Carolina 27260
(336) 881-3300

HPTB is a one-bank holding company incorporated in 1989 under the laws of the State of Delaware whose principal subsidiary is High Point Bank and Trust Company, a North Carolina-chartered state bank organized in 1905. High Point Bank and Trust Company offers a complete array of commercial and retail banking services in the Piedmont Triad region of North Carolina.

High Point Bank and Trust Company also has a trust department that offers a full range of trust services, and a subsidiary insurance agency chartered in North Carolina with more than 30 licensed agents serving personal and commercial lines of insurance.

As of March 31, 2016, HPTB had consolidated assets, deposits and shareholders’ equity of approximately $853.0 million, $700.9 million and $103.1 million, respectively. HPTB’s common stock is listed and traded on the OTC Pink Marketplace under the symbol “HPTB.” Its principal executive offices are located at 300 N. Main Street, High Point, North Carolina 27260, and its telephone number is (336) 881-3300. Its website is http://www.highpointbank.com. Information on HPTB’s website is not incorporated into this document by reference and is not a part hereof.

•	The Merger Agreement (see page 44)

Merger Consideration (see page 43)

If HPTB shareholders approve the merger agreement, subject to receipt of the required regulatory approvals and satisfaction of the other closing conditions, HPTB will be merged with and into BNC. HPTB shareholders may elect to receive shares of BNC common stock, or cash, without interest, for each share of HPTB common stock at an exchange ratio and subject to proration based upon the volume weighted average price of BNC common stock for a 20-day trading period prior to the closing of the merger (the “VWAP”). If the VWAP immediately prior to the merger is:

•	equal to or greater than $25.60, each share of the HPTB common stock would be converted into (i) cash in the amount of $300, or (ii) 11.7188 shares of BNC common stock, prorated to 30% cash and 70% BNC common stock;
•	less than $25.60 but equal to or greater than $22.25, each share of the HPTB common stock would be converted into (i) cash in the amount of $300, or (ii) $300 payable in BNC common stock, prorated to 30% cash and 70% BNC common stock;
•	less than $22.25 but equal to or greater than $18.90, each share of the HPTB common stock would be converted into (i) cash in the amount of $300, or (ii) $300 payable in BNC common stock, prorated to no more than $57,267,325 in cash and 4,444,205 shares of BNC common stock; and
•	less than $18.90, each share of the HPTB common stock would be converted into (i) cash in the amount of $300, or (ii) 15.8730 shares of BNC common stock, prorated to 40.5% cash and 59.5% BNC common stock.

You may elect any combination of stock or cash for all of your HPTB shares. If the aggregate cash elections are greater than the maximum, all such cash elections will be subject to proration, and if the aggregate stock elections are greater than the maximum, all such stock elections will be subject to proration.

You will also receive a cash payment, without interest, for the value of any fraction of a share of BNC common stock that you would otherwise be entitled to receive in an amount equal to such fraction multiplied by the VWAP.

Following the merger, HPTB’s subsidiary, High Point Bank and Trust Company, will be merged with and into Bank of North Carolina, BNC’s wholly-owned North Carolina bank subsidiary, and Bank of North Carolina will be the surviving bank.

HPTB’s Reasons for the Merger and Recommendation of the HPTB Board of Directors (see page 32)

HPTB’s board of directors supports the merger and believes that it is in the best interests of HPTB and its shareholders. HPTB’s board of directors believes that the merger will result in expanded service to HPTB’s customers and markets and that the merger will permit HPTB shareholders to have an equity interest in a resulting financial institution with greater financial resources, more significant economies of scale, and a larger shareholder base, which will increase the liquidity of the HPTB shareholders’ common stock. The board of directors of HPTB believes that the terms of the merger are fair to and in the best interest of HPTB and its shareholders.

HPTB’s board of directors unanimously recommends a vote “FOR” approval of the merger agreement.

Accounting Treatment (see page 59)

The merger will be accounted for as a purchase of a business for financial reporting and accounting purposes under generally accepted accounting principles in the United States.

Conditions, Termination, Regulatory Approvals and Closing of the Merger (see pages 45 and 60)

The merger will not occur unless certain conditions are met, and BNC or HPTB can terminate the merger agreement if specified events occur or fail to occur. Following the merger, HPTB’s subsidiary, High Point Bank and Trust Company, will be merged into BNC’s North Carolina bank subsidiary, Bank of North Carolina.

The merger and the bank merger must be approved by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the North Carolina Office of the Commissioner of Banks. As of the date of this document, we have not yet received any of the required regulatory approvals.

The closing of the merger will not occur until after the merger is approved by the foregoing regulators and by the HPTB shareholders, the other conditions to closing have been satisfied and the articles of merger and certificate of merger are filed as required under North Carolina law and Delaware law, respectively.

U.S. Federal Income Tax Consequences of the Merger (see page 63)

It is intended that the merger constitute a “reorganization” within the meaning of Section 368(a) of the Code and it is a condition to closing the merger that each of BNC and HPTB receive a written tax opinion, dated the closing date of the merger, from their respective outside legal counsel, to the effect that, based upon facts, representations and assumptions set forth in such opinions, the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. As such, we expect HPTB’s shareholders generally will not recognize gain or loss for federal income tax purposes on the receipt of shares of BNC common stock in the merger in exchange for the shares of HPTB common stock surrendered. HPTB shareholders will be taxed, however, on cash received (i) in exchange for their shares of HPTB common stock; (ii) in lieu of fractional shares of BNC common stock, and (iii) upon their exercise of dissenters’ rights. Tax matters are complicated, and the tax consequences of the merger may vary among HPTB shareholders. We urge each HPTB shareholder to contact his or her own tax advisor to fully understand the tax implications of the merger.

Opinion of HPTB’s Financial Advisor (see page 34)

In connection with the HPTB board of director’s consideration of the merger, HPTB’s financial advisor, Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), provided its opinion to the HPTB board of directors, dated November 13, 2015, to the effect that, as of the date of its opinion and based upon the qualifications and assumptions set forth in the written opinion, the merger consideration is fair, from a financial point of view, to the holders of HPTB common stock. A summary of Sandler O’Neill’s opinion begins on page 37 and the full opinion is attached as Appendix C to these materials. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. Holders of HPTB common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger. Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to HPTB’s board of directors in connection with its consideration of the merger and is directed only to the fairness, from a financial point of view, of the merger consideration to the holders of HPTB common stock. Sandler O’Neill’s opinion does not constitute a recommendation to any holder of HPTB common stock as to how such holder of HPTB common stock should vote at any meeting of shareholders called to consider and vote upon the merger.

Markets for Common Stock

BNC’s common stock trades on the Nasdaq Capital Market under the ticker symbol “BNCN”. HPTB’s common stock trades on the OTC Pink Marketplace under the ticker symbol “HPTB”. The following table sets forth, for the periods indicated, the high, low and closing sales prices per share of BNC’s and HPTB’s common stock as quoted on the Nasdaq Capital Market and the OTC Pink Marketplace, respectively.

	BNC Common Stock			HPTB Common Stock
	High	Low	Close	High	Low	Close
2016
Second Quarter (through May 17, 2016)	$22.70	$20.55	$22.47	$298.00	$272.00	$283.00
First Quarter	25.33	19.45	21.12	293.00	287.00	290.50
2015
Fourth Quarter	26.29	21.52	25.38	300.00	164.00	293.00
Third Quarter	23.32	18.92	22.23	180.00	164.00	164.00
Second Quarter	19.48	17.67	19.33	180.00	169.00	180.00
First Quarter	18.24	15.52	18.10	188.00	148.00	175.00
2014
Fourth Quarter	17.86	15.51	17.21	148.00	134.00	148.00
Third Quarter	17.69	15.66	15.66	140.00	128.00	135.00
Second Quarter	18.95	15.63	17.07	150.00	120.00	128.00
First Quarter	18.90	16.36	17.33	150.00	97.00	150.00
2013
Fourth Quarter	17.34	11.67	17.14	100.00	88.85	97.00
Third Quarter	14.35	11.26	13.34	100.00	90.00	90.05
Second Quarter	11.47	9.56	11.42	98.02	94.60	98.02
First Quarter	10.10	7.85	10.02	100.00	65.01	95.00

As of the record date, directors and executive officers of HPTB and their affiliates owned and were entitled to vote 275,401 shares of HPTB common stock, representing approximately 58.41% of the shares of HPTB outstanding and entitled to vote on that date.

As of the record date, directors and executive officers of BNC and their affiliates did not own any shares of HPTB common stock.

Equivalent HPTB Per Share Value

The following table presents the closing price of BNC common stock and HPTB common stock on November 13, 2015, the last trading day before the merger agreement was announced, and May 17, 2016, the most recent date feasible for inclusion in these materials. The table also presents the equivalent value of the merger consideration per share of HPTB common stock on those dates.

Date	BNC closing sales price	HPTB closing sales price	Exchange Ratio	Equivalent HPTB per share value(1)
November 13, 2015	$25.45	$174.00	11.7878	$300.00
May 17, 2016	$22.47	$283.00	13.3511	$300.00

(1)	The equivalent value of the per share merger consideration is based on the closing prices of BNC common stock of $25.45 on November 13, 2015 and $22.47 on May 17, 2016, and, in each case, the applicable exchange ratio, assuming that price was the VWAP. The actual exchange ratio at the closing of the merger will be determined based on the actual VWAP at that time, and there can be no assurance that it will be equal to 13.3511. If the VWAP is equal to or greater than $25.60, then the exchange ratio will be 11.7188. If the VWAP is less than $25.60 but equal to or greater than $18.90, then the exchange ratio will be the quotient of $300.00 divided by the VWAP. If the VWAP is less than $18.90, then the exchange ratio will be 15.8730.

The value of the shares of BNC common stock to be issued in the merger may fluctuate between now and the closing date of the merger. HPTB shareholders should obtain current sale prices for the BNC common stock.

There were 144 shareholders of record of HPTB common stock as of May 13, 2016.

Dividends (see page 59)

BNC declared cash dividends of $0.05 per share of common stock in the first quarter of 2016, and $0.20 per share of common stock in each of 2015, 2014 and 2013. BNC intends to continue paying cash dividends, but the amount and frequency of cash dividends, if any, will be determined by BNC’s board of directors in its sole discretion after consideration of certain non-financial and financial factors including earnings, capital requirements, and the financial condition of BNC, and will depend on cash dividends paid to it by Bank of North Carolina. The ability of Bank of North Carolina to pay dividends to BNC is restricted by certain regulatory requirements.

HPTB declared and paid per share cash dividends in the amounts of $0.75 in the first quarter of 2016, $3.00 during 2015, $2.40 during 2014, and $1.50 for 2013. (Due to uncertainty regarding changes to federal income tax rates, the per share dividend of $0.50 that would have been paid in January 2013 was paid in late 2012.) The amount and frequency of HPTB dividend payments is determined by HPTB’s board of directors in its sole discretion, taking into consideration various financial and non-financial factors, including earnings, capital requirements, and the financial condition of HPTB, and any such dividends are dependent upon dividends paid to HPTB by High Point Bank and Trust Company. The ability of High Point Bank and Trust Company to pay dividends to HPTB is restricted by certain regulatory requirements.

Differences in Legal Rights between Shareholders of HPTB and BNC (see page 55)

Following the merger you will no longer be a HPTB shareholder, and your rights as a shareholder will no longer be governed by HPTB’s certificate of incorporation and bylaws and the DGCL. You will be a BNC shareholder, and your rights as a BNC shareholder will be governed by BNC’s articles of incorporation, as amended, and amended and restated bylaws and the North Carolina Business Corporation Act. Your former rights as a HPTB shareholder and your new rights as a BNC shareholder are different in certain ways, including the following:

•	The articles of incorporation, as amended, of BNC authorize more shares of common stock than the certificate of incorporation of HPTB, and authorize both voting and non-voting common stock and preferred stock, which the articles of incorporation of HPTB do not authorize.

•	The bylaws, as amended, of HPTB set forth different requirements for calling special meetings of shareholders than do the amended and restated bylaws of BNC.
•	The amended and restated bylaws of BNC provide that the number of directors may range between five to thirty directors while the bylaws, as amended, of HPTB provide that the number of directors may range between five to ten directors.
•	The bylaws, as amended, of HPTB set forth different requirements for removal of directors than do the amended and restated bylaws of BNC.
•	HPTB is subject to different requirements in order to amend its certificate of incorporation than BNC is subject to in order to amend BNC’s articles of incorporation, as amended.

Interests of Directors and Officers of HPTB in the Merger (see page 50)

Some of the directors and officers of HPTB have interests in the merger in addition to their interests as shareholders generally, including the following:

•	Mark L. Williamson and Thomas L. Eller have employment agreements that provide for the payment of compensation and benefits if they experience a qualifying termination event following a change in control.
•	Following a change in control, HPTB will contribute to a trust an amount equal to 100% to 120% of the total benefits payable following a change in control under Messrs. Williamson and Eller’s employment agreements, Mr. Williamson’s supplemental executive retirement agreement and a supplemental executive retirement plan in which Mr. Eller and Charles L. Myers participate.
•	BNC will cause Executive Vice President Matthew W. McInnis to be appointed as a director of each of BNC and Bank of North Carolina at the effective time of the merger. Mr. McInnis will serve as a member of the board of directors of both BNC and Bank of North Carolina until he is submitted for election by the shareholders of BNC. Mr. McInnis will be eligible for election onto the board of directors of both BNC and Bank of North Carolina at the next annual meeting of BNC shareholders. Mr. McInnis’ strong ties to the Piedmont Triad region of North Carolina and the markets in which HPTB and BNC both operate qualifies him to serve as a BNC director following the merger. Certain information regarding Mr. McInnis and his business experience is summarized on page 83. In addition, the parties expect that Mr. McInnis will become a consultant of BNC after the consummation of the merger, with compensation to Mr. McInnis that is substantially equivalent to the compensation being paid to Mr. McInnis by HPTB prior to the merger.
•	After the closing of the merger, BNC may hire executive officer Thomas L. Eller on a part-time basis as a non-executive employee or consultant.
•	BNC will indemnify and provide liability insurance to the present directors and officers of HPTB and High Point Bank and Trust Company for a period of six years following the closing of the merger with respect to acts or omissions occurring prior to merger.

Appraisal Rights (see page 60)

Under Section 262 of the DGCL, holders of shares of HPTB common stock who do not vote in favor of adoption of the merger agreement and who otherwise follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest. Shareholders considering seeking appraisal should be aware that the “fair value” of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares.

Any holder of shares of HPTB common stock wishing to exercise appraisal rights must deliver to HPTB, before the vote on the adoption of the merger agreement at the HPTB annual meeting, a written demand for the appraisal of the shareholder’s shares, and that shareholder must not vote in favor of the adoption of the merger agreement. Failure to follow exactly the procedures specified under the DGCL will result in the loss of appraisal rights. See “Appraisal Rights” beginning on page 60 and Section 262 of the DGCL attached to this document as Appendix B.

•	Annual Shareholders’ Meeting

Date, Time, and Place

The annual meeting of shareholders of HPTB will be held on June 28, 2016 at 2:30 p.m., at the HPB Insurance Center, 1300 East Hartley Drive, High Point, North Carolina 27265.

Matters to be Considered at the Annual Meeting

At the annual meeting, HPTB shareholders will be asked to:

•	approve the merger agreement and the transactions contemplated by the merger agreement, including the merger;
•	elect eight directors each to serve a one-year term;
•	ratify the appointment of Dixon Hughes Goodman LLP as HPTB’s independent registered public accounting firm for the year ending December 31, 2016; and
•	approve the adjournment or postponement of the annual meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement and the merger.

Record Date and Shares Entitled to Vote

You are entitled to vote at the shareholders’ meeting if you were a shareholder of record of HPTB common stock as of the close of business on May 13, 2016, the record date. As of the record date, 470,876 shares of HPTB common stock were outstanding and entitled to vote at the annual meeting.

Vote Required (see page 67)

Approval of the merger agreement requires the affirmative vote of a majority, or 235,439 shares, of the outstanding shares of HPTB common stock entitled to vote at the annual meeting. Your failure to vote your shares (including your failure to instruct your broker to vote shares you hold in street name) or your abstaining from voting will have the same effect as a vote against the merger agreement. The HPTB board of directors has unanimously adopted and approved the merger agreement and unanimously recommends that HPTB shareholders vote “FOR” approval of the merger agreement.

As of the record date, HPTB’s directors owned 274,421 shares, or 58.34%, of outstanding HPTB common stock.

A director will be elected by a plurality of the votes cast by shares present and entitled to vote at the annual meeting. “Plurality” means that if there were more nominees than positions to be filled, the individuals who received the largest number of votes cast for the positions to be filled would be elected as directors. Votes that are withheld or that are not voted in the election of directors, including broker non-votes, will have no effect on the outcome of election. The HPTB board of directors unanimously recommends that HPTB shareholders vote “FOR” each of the eight director nominees.

Ratification of the appointment of Dixon Hughes Goodman LLP as HPTB’s independent registered public accounting firm for the year ending December 31, 2016 requires that the number of votes cast in favor of the proposal exceeds the number of votes cast against the proposal. Votes that are withheld or that are not voted, including broker non-votes, will have no effect on the results. The HPTB board of directors unanimously recommends that HPTB shareholders vote “FOR” ratification of the appointment of Dixon Hughes Goodman LLP as HPTB’s independent registered public accounting firm for the year ending December 31, 2016.

Approval of the proposal to adjourn or postpone the annual meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement, requires that the number of votes cast in favor of the proposal exceeds the number of votes cast against the proposal. Votes that are withheld or that are not voted, including broker non-votes, will have no effect on the results. The HPTB board of directors unanimously recommends that shareholders vote “FOR” this proposal.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF BNC

We are providing the following information to help you analyze the financial aspects of the merger. The following tables set forth summary historical operations and financial condition data and summary performance, asset quality and other information of BNC at and for the periods indicated. You should read this data in conjunction with BNC’s Consolidated Financial Statements and notes thereto incorporated herein by reference from BNC’s Annual Report on Form 10-K for the year ended December 31, 2015 and BNC’s quarterly report on Form 10-Q for the quarter ended March 31, 2016. You should not assume the results of operations for past years indicate results for any future period.

	At or for the Three Months Ended March 31,		For the Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands, except per share data; taxable equivalent)
Operating Data:
Total interest income	$56,481	$43,887	$198,486	$158,142	$138,670	$113,515	$103,343
Total interest expense	7,991	5,817	26,684	19,926	30,063	32,891	32,920
Net interest income	48,490	38,070	171,802	138,216	108,607	80,624	70,423
Provision for loan losses	647	110	1,896	7,006	12,188	22,737	18,214
Net interest income after provision for loan losses	47,843	37,960	169,906	131,210	96,419	57,887	52,209
Non-interest income	7,962	6,300	32,448	25,022	22,806	33,138	20,802
Non-interest expense	34,886	31,991	139,155	116,477	97,933	82,272	67,864
Income before income tax expense (benefit)	20,919	12,269	63,199	39,755	21,292	8,753	5,147
Income tax expense (benefit)	6,484	3,511	18,749	10,365	4,045	(1,700)	(1,783)
Net income	14,435	8,758	44,450	29,390	17,247	10,453	6,930
Less preferred stock dividends and discount accretion	—	—	—	—	1,060	2,404	2,404
Net income available to common shareholders	$14,435	$8,758	$44,450	$29,390	$16,187	$8,049	$4,526
Per Common Share Data:
Basic earnings per share	$0.35	$0.27	$1.25	$1.01	$0.61	$0.48	$0.45
Diluted earnings per share	0.35	0.27	1.24	1.01	0.61	0.48	0.45
Cash dividends declared	0.05	0.05	0.20	0.20	0.20	0.20	0.20
Book value	14.79	12.20	14.52	11.98	9.94	9.51	12.80
Tangible book value(1)	11.07	9.67	10.77	9.41	8.66	8.20	9.60
Weighted average shares outstanding:
Basic	40,790	32,681	35,691	29,050	26,683	17,595	10,878
Diluted	40,885	32,754	35,782	29,152	26,714	17,599	10,894
Period-end common shares outstanding	40,806	32,716	40,773	32,599	27,303	24,650	9,101
Selected Period-End Balance Sheet Data:
Total assets	$5,699,573	$4,172,139	$5,668,183	$4,072,508	$3,229,576	$3,083,788	$2,454,930
Investment securities available-for-sale	501,496	290,591	490,140	269,290	270,417	341,539	282,174
Investment securities held-to-maturity	255,751	224,734	244,417	237,092	247,378	114,805	97,036
Portfolio loans	4,238,154	3,175,837	4,199,871	3,075,098	2,276,517	2,035,258	1,709,483
Allowance for loan losses	32,548	29,351	31,647	30,399	32,875	40,292	31,008
Goodwill and other intangible assets, net	151,829	82,861	152,985	83,701	34,966	32,193	29,115

	At or for the Three Months Ended March 31,		For the Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands, except per share data; taxable equivalent)
Deposits	4,763,776	3,552,926	4,742,207	3,396,397	2,706,730	2,656,309	2,118,187
Short-term borrowings	94,625	61,654	103,212	127,934	125,592	32,382	70,211
Long-term debt	188,304	132,681	189,578	133,814	101,509	88,173	93,713
Shareholders’ equity	603,553	399,112	592,147	390,388	271,330	282,244	163,855
Selected Average Balances:
Total assets	$5,635,137	$4,097,199	$4,720,107	$3,561,719	$3,009,367	$2,544,718	$2,208,525
Investment securities	737,361	495,587	574,951	495,251	483,984	353,040	339,067
Total loans	4,241,970	3,154,739	3,639,890	2,633,829	2,139,281	1,813,899	1,561,257
Total interest-earning assets	5,118,698	3,708,252	4,278,267	3,202,958	2,696,475	2,244,423	1,936,069
Interest-bearing deposits	3,953,668	2,930,315	3,292,226	2,579,633	2,236,046	2,002,595	1,770,106
Total interest-bearing liabilities	4,216,548	3,146,497	3,572,103	2,783,555	2,429,817	2,126,818	1,914,179
Shareholders’ equity	597,127	394.034	466,881	323,183	269,123	212,955	156,968
Selected Performance Ratios:
Return on average assets(2)	1.03%	0.87%	0.94%	0.83%	0.54%	0.32%	0.20%
Return on average common equity(3)	9.72%	9.01%	9.52%	9.09%	6.28%	5.11%	4.12%
Return on average tangible common equity(4)	13.71%	12.12%	13.40%	11.51%	7.50%	6.57%	5.88%
Net interest margin(5)	3.96%	4.37%	4.19%	4.56%	4.29%	3.85%	3.93%
Average equity to average assets	10.60%	9.62%	9.89%	9.07%	8.94%	8.37%	7.11%
Efficiency ratio(6)	59.78%	69.19%	65.70%	68.12%	70.67%	68.85%	70.09%
Dividend payout ratio	14.29%	18.52%	16.13%	19.80%	32.79%	41.67%	44.44%
Asset Quality Ratios:
Allowance for loan losses to portfolio loans(7)	0.77%	0.92%	0.75%	0.99%	1.44%	1.98%	1.81%
Allowance for loan losses to nonperforming loans(8)	171.90%	104.95%	169.13%	122.95%	80.46%	58.04%	33.44%
Nonperforming assets to total assets(9)	0.87%	1.61%	0.90%	1.65%	2.74%	3.93%	6.57%
Net loan charge-offs (recoveries) to average portfolio loans	(0.02)%	0.08%	(0.01)%	0.30%	0.98%	1.74%	1.33%
Capital Ratios:(10)
Total risk-based capital	12.10%	12.09%	12.19%	12.49%	11.57%	13.80%	11.19%
Tier 1 risk-based capital	10.00%	9.57%	10.05%	9.71%	10.33%	12.67%	9.65%
Leverage ratio	8.91%	8.36%	9.01%	8.41%	8.12%	9.65%	7.13%
Tier 1 common equity	9.25%	8.92%	9.32%	N/A	N/A	N/A	N/A
Other Data:
Number of full service banking offices	62	45	62	48	39	35	30
Number of limited service offices	4	3	4	3	3	1	1
Number of full time employee equivalents	846	713	850	823	620	541	442

(1)	Tangible common book value per share is a non-GAAP financial measure that we believe provides management and investors with information that is useful in understanding BNC’s financial performance and condition. See “Reconciliation of Non-GAAP Financial Measures” on page 16 for a reconciliation of non-GAAP measures to the most directly comparable GAAP measure.
(2)	Calculated by dividing net income available to common shareholders by average assets.
(3)	Calculated by dividing net income available to common shareholders by average common equity.
(4)	Return on average tangible common equity is a non-GAAP financial measure that we believe provides management and investors with information that is useful in understanding BNC’s financial performance and condition. See “Reconciliation of Non-GAAP Financial Measures” on page 16 for a reconciliation of non-GAAP measures to the most directly comparable GAAP measure.
(5)	Calculated by dividing tax equivalent net interest income by average interest-earning assets. The tax equivalent adjustment was $1.9 million and $1.9 million for the three months ended March 31, 2016 and March 31, 2015, respectively, and $7.6 million, $7.7 million, $7.2 million, $5.7 million, and $5.6 million for the years ended December 31, 2015, 2014, 2013, 2012, and 2011, respectively.
(6)	Calculated by dividing non-interest expense by the sum of the tax equivalent net interest income and non-interest income.
(7)	Includes loans covered under loss-share agreements of $38.3 million and $129.9 million at March 31, 2016 and March 31, 2015, respectively, and $40.9 million, $137.5 million, $187.7 million, $248.9 million, and $320.0 million at December 31, 2015, 2014, 2013, 2012, and 2011, respectively.
(8)	Nonperforming loans consist of nonaccrual loans and accruing loans greater than 90 days past due. Includes nonperforming loans covered under loss-share agreements of $3.7 million and $8.2 million at March 31, 2016 and March 31, 2015, respectively, and $4.0 million, $11.1 million, $23.7 million, $47.0 million, and $73.3 million at December 31, 2015, 2014, 2013, 2012, and 2011, respectively.
(9)	Nonperforming assets consist of nonperforming loans and other real estate owned. Includes nonperforming loans and other real estate owned covered under loss-share agreements of $5.4 million and $15.7 million at March 31, 2016 and March 31, 2015, respectively, and $5.6 million, $18.3 million, $42.5 million, $70.1 million, and $120.9 million at December 31, 2015, 2014, 2013, 2012, and 2011, respectively.
(10)	Capital ratios are for the Company.

Reconciliation of Non-GAAP Financial Measures

	At or for the Three Months Ended March 31,		For the Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands, except per share data)
Tangible Common Book Value per Share:
Shareholders’ equity (GAAP)	$603,553	$399,112	$592,147	$390,388	$271,330	$282,244	$163,855
Less: Preferred stock (GAAP)	—	—	—	—	—	47,878	47,398
Intangible assets (GAAP)	151,829	82,861	152,985	83,701	34,966	32,193	29,115
Tangible common shareholders’ equity (non-GAAP)	451,724	316,251	439,162	306,687	236,364	202,173	87,342
Common shares outstanding	40,806	32,716	40,773	32,599	27,303	24,650	9,101
Tangible common book value per share (non-GAAP)	$11.07	$9.67	$10.77	$9.41	$8.66	$8.20	$9.60
Return on Average Tangible Common Equity:
Net income available to common shareholders (GAAP)	$14,435	$8,758	$44,450	$29,390	$16,187	$8,049	$4,526
Plus: Amortization of intangibles, net of tax (GAAP)	728	529	2,498	1,474	723	348	256
Tangible net income available to common shareholders (non-GAAP)	15,163	9,287	46,948	30,864	16,910	8,397	4,782
Average common shareholders’ equity (non-GAAP)	597,127	394,034	466,881	323,183	257,678	157,471	109,810
Less: Average intangible assets (non-GAAP)	152,379	82,279	116,548	55,026	32,361	29,581	28,433
Average tangible common shareholders’ equity (non-GAAP)	444,748	310,755	350,333	268,157	225,317	127,890	81,377
Return on average tangible common equity (non-GAAP)	13.71%	12.12%	13.40%	11.51%	7.50%	6.57%	5.88%

SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF HPTB

We are providing the following information to help you analyze the financial aspects of the merger. The following tables set forth summary historical operations and financial condition data and summary performance, asset quality and other information of HPTB at and for the periods indicated. You should not assume the results of operations for past years indicate results for any future period.

	At or for the Three Months Ended March 31,		For the Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands, except share and per share data; taxable equivalent)
Operating Data:
Total interest income	$6,632	$6,699	$26,781	$28,224	$28,224	$29,702	$31,370
Total interest expense	591	784	2,684	3,580	4,309	5,216	6,189
Net interest income	6,041	5,915	24,097	24,644	23,915	24,486	25,181
Provision for loan losses	—	150	(1,500)	200	2,750	5,625	8,400
Net interest income after provision for loan losses	6,041	5,765	25,597	24,444	21,165	18,861	16,781
Non-interest income	3,147	3,057	11,890	11,763	10,383	10,448	4,950
Non-interest expense	7,130	7,688	31,871	29,802	28,896	27,784	27,234
Income (loss) before income tax expense (benefit)	2,058	1,134	5,616	6,405	2,652	1,525	(5,503)
Income tax expense (benefit)	593	123	939	1,404	42	(420)	(3,145)
Net income (loss) available to common shareholders	$1,465	$1,011	$4,677	$5,001	$2,610	$1,945	$(2,358)
Per Common Share Data:
Basic and diluted earnings (loss) per share	$3.11	$2.15	$9.93	$10.62	$5.54	$4.13	$(5.00)
Cash dividends declared	0.75	0.75	3.00	2.40	1.50	2.50	2.50
Book value	218.89	214.31	215.24	212.26	203.26	200.24	196.67
Weighted average shares outstanding – basic and diluted	470,876	471,089	470,951	471,122	471,189	471,189	471,189
Selected Period-End Balance Sheet Data:
Total assets	$852,984	$830,930	$851,024	$830,178	$826,153	$819,855	$792,358
Investment securities available-for-sale	204,275	197,706	165,072	150,084	143,742	126,406	142,205
Portfolio loans	510,783	506,944	507,906	518,211	526,644	525,834	535,663
Allowance for loan losses	7,173	8,973	7,359	9,282	11,527	12,641	13,568
Goodwill	3,638	3,638	3,638	3,638	3,638	3,638	3,518
Deposits	700,936	672.896	699,960	663,414	656,958	643,380	617,770
Long-term debt	36,667	46,671	36,668	55,672	65,676	69,680	69,684
Shareholders’ equity	103,072	100,961	101,353	99,992	95,772	94,349	92,811
Selected Average Balances:
Total assets	$836,799	$821,415	$820,613	$811,899	$813,719	$797,929	$788,176
Investment securities available-for-sale	182,986	170,180	185,013	156,052	131,967	128,824	142,473
Total loans	509,043	514,565	510,301	522,716	524,362	531,470	515,557
Total interest-earning assets	775,503	761,947	751,982	744,090	745,693	702,658	699,974
Interest-bearing deposits	516,654	522,065	505,172	511,889	518,072	504,731	522,220
Total interest-bearing liabilities	553,321	572,569	546,272	571,043	584,528	574,413	591,906
Shareholders’ equity	102,022	99,707	100,972	98,453	94,080	93,507	95,575

	At or for the Three Months Ended March 31,		For the Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands, except share and per share data; taxable equivalent)
Selected Performance Ratios:
Return on average assets(1)	0.70%	0.49%	0.57%	0.62%	0.32%	0.24%	(0.30%)
Return on average common equity(2)	5.74%	4.06%	4.63%	5.08%	2.77%	2.08%	(2.47%)
Net interest margin(3)	3.27%	3.27%	3.37%	3.48%	3.37%	3.65%	3.77%
Average equity to average assets	12.19%	12.14%	12.30%	12.13%	11.56%	11.72%	12.13%
Efficiency ratio(4)	75.09%	82.74%	85.52%	79.14%	81.42%	76.98%	86.89%
Dividend payout ratio	24.11%	34.95%	30.21%	22.60%	27.08%	60.53%	N/A
Asset Quality Ratios:
Allowance for loan losses to portfolio loans	1.40%	1.77%	1.45%	1.79%	2.19%	2.40%	2.53%
Allowance for loan losses to nonperforming loans(5)	243.07%	113.00%	113.42%	147.92%	112.21%	73.62%	65.97%
Nonperforming assets to total assets(6)	0.39%	1.09%	0.82%	0.90%	1.60%	2.74%	3.57%
Net loan charge-offs to average portfolio loans	0.04%	0.09%	0.08%	0.47%	0.74%	1.26%	1.39%
Capital Ratios:(7)
Total risk-based capital	16.43%	16.26%	17.02%	17.01%	16.03%	15.91%	15.49%
Tier 1 risk-based capital	15.27%	15.01%	15.78%	15.75%	14.77%	14.64%	14.23%
Leverage ratio	11.30%	11.08%	11.72%	11.37%	10.63%	10.67%	11.08%
Tier 1 common equity	15.27%	15.01%	15.78%	N/A	N/A	N/A	N/A

(1)	Calculated by dividing net income available to common shareholders by average assets.
(2)	Calculated by dividing net income available to common shareholders by average shareholders’ equity.
(3)	Calculated by dividing tax equivalent net interest income by average interest-earning assets. The tax equivalent adjustment was $0.3 million and $0.3 million for the quarters ended March 31, 2016 and March 31, 2015, respectively, and $1.3 million, $1.3 million, $1.2 million, $1.2 million and $1.2 million for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively.
(4)	Calculated by dividing non-interest expense by the sum of the tax equivalent net interest income and non-interest income.
(5)	Nonperforming loans consist of nonaccrual loans and accruing loans greater than 90 days past due.
(6)	Nonperforming assets consist of nonperforming loans and other real estate owned.
(7)	Capital ratios are for HPTB.

COMPARATIVE PER COMMON SHARE DATA

The following table shows per common share data regarding basic and diluted earnings, cash dividends and book value for (i) BNC and HPTB on a historical basis, (ii) BNC on a pro forma combined basis, and (iii) HPTB on a pro forma equivalent basis. The pro forma information has been derived from and should be read in conjunction with BNC’s audited consolidated financial statements for the year ended December 31, 2015, incorporated herein by reference. This information is presented for illustrative purposes only. You should not rely on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

	BNC	BNC and Prior Acquisitions Pro Forma(1)	HPTB	BNC Pro Forma Combined(2)	HPTB Pro Forma Equivalent Per Share(3)
Basic Earnings
Year ended December 31, 2015	$1.25	$1.08	$9.93	$1.15	$13.60
Three months ended March 31, 2016	$0.35	N/A	$3.11	$0.37	$4.40
Diluted Earnings
Year ended December 31, 2015	$1.24	$1.08	$9.93	$1.15	$13.57
Three months ended March 31, 2016	$0.35	N/A	$3.11	$0.37	$4.39
Cash Dividends Declared(4)
Year ended December 31, 2015	$0.20	$0.20	$3.00	$0.20	$2.36
Three months ended March 31, 2016	$0.05	N/A	$0.75	$0.05	$0.59
Book Value
December 31, 2015	$14.52	$14.60	$215.24	$15.34	$180.85
March 31, 2016	$14.79	N/A	$218.89	$15.14	$182.05

(1)	Includes the effect of the purchase accounting and pro forma adjustments of the Valley Financial Corp. merger and acquisition of branches from CertusBank, N.A., as well as associated transaction costs, as if the merger and acquisition were consummated on January 1, 2015.
(2)	Pro forma combined amounts are calculated by adding BNC and prior acquisitions pro forma amounts together with the historical amounts as reported by HPTB, adjusted for the estimated purchase accounting adjustments to be recorded in connection with the HPTB merger and an estimated 4.4 million shares of BNC common stock to be issued pursuant to the terms of the merger agreement.
(3)	Computed by multiplying the BNC pro forma combined amounts by the exchange ratio of 11.7878.
(4)	BNC pro forma combined cash dividends paid are based only upon BNC’s historical amounts.

RISK FACTORS

In addition to the other information, including risk factors, incorporated by reference herein from BNC’s Annual Report on Form 10-K for the year ended December 31, 2015, you should carefully read and consider the following factors in evaluating the merger.

Because the market price of BNC common stock will fluctuate, HPTB shareholders cannot be sure of the value of the merger consideration they will receive.

Upon completion of the merger, each share of HPTB common stock will be converted into the merger consideration consisting of shares of BNC common stock or cash. The market value of the merger consideration received by HPTB shareholders who receive all or part of the merger consideration in the form of shares of BNC common stock will vary with the price of BNC’s common stock. BNC’s stock price changes daily as a result of a variety of factors in addition to the business and relative prospects of BNC, including general market and economic conditions, industry trends, and the regulatory environment. These factors are beyond BNC’s control.

HPTB shareholders may receive a form of consideration different from what they elect.

Although each HPTB shareholder may elect to receive all cash or all stock, the total merger consideration will be prorated based on the VWAP. If the VWAP immediately prior to the merger is (i) equal to or greater than $25.60, the merger consideration will be prorated to 30% cash and 70% BNC common stock; (ii) less than $25.60 but equal to or greater than $22.25, the merger consideration will be prorated to 30% cash and 70% BNC common stock; (iii) less than $22.25 but equal to or greater than $18.90, the merger consideration will be prorated to no more than $57,267,325 in cash and 4,444,205 shares of BNC common stock; and (iv) less than $18.90, the merger consideration will be prorated to 40.5% cash and 59.5% BNC common stock. Accordingly, if the aggregate cash elections are greater than the maximum, each cash election will be reduced pro rata based on the amount that the aggregate cash elections exceed the cash election maximum. Alternatively, if the aggregate stock elections are greater than the maximum, each stock election will be reduced pro rata based on the amount that the aggregate stock elections exceed the stock election maximum.

For example, assuming a VWAP of $26.00, if you elect to receive cash for 1,000 shares of HPTB common stock and the aggregate cash elections exceed by 10% the cash election maximum (which cash election maximum figure would be 141,263 assuming that there are 470,876 shares of HPTB common stock outstanding at the time of the merger), the shares for which you will be paid cash will be reduced to the number determined by dividing your cash election shares by the aggregate cash election shares and multiplying that quotient by the 141,263 cash election maximum. This proration will result in you receiving cash for 909 of your HPTB shares and being treated as if you had elected to receive BNC common stock for your remaining 91 shares.

At the time you vote with respect to the merger agreement, you will not know how much cash or the number of shares of BNC common stock you will receive as a result of the merger.

HPTB’s officers and directors have interests in the merger in addition to or different from the interests that they share with you as a HPTB shareholder.

Some of HPTB’s executive officers participated in negotiations of the merger agreement with BNC, and HPTB’s board of directors approved the merger agreement and is recommending that HPTB shareholders vote to approve the merger agreement. In considering these facts and the other information contained in these materials, you should be aware that certain of HPTB’s executive officers and directors have economic interests in the merger that are different from or in addition to the interests that they share with you as a HPTB shareholder. These interests include, as a result of the merger, the payment to, or survival of, certain benefits to which Messrs. Williamson, Eller and Myers are entitled under existing agreements and arrangements with HPTB, as well as the potential hiring of Mr. Eller on a part-time basis as a non-executive employee or consultant and the engagement as a consultant of Mr. McInnis, by BNC following completion of the merger. See “Proposal No. 1 — The Merger — Interests of the Directors and Officers of HPTB in the Merger” on page 50.

BNC may be unable to successfully integrate High Point Bank and Trust Company’s operations and retain its key employees.

The merger involves the integration of two companies that previously operated independently. The difficulties of combining the companies’ operations include integrating personnel, departments, systems, operating procedures and information technologies and retaining key employees. Failures in integrating operations or the loss of key personnel could have a material adverse effect on the business and results of operations of the combined company.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated by the merger agreement, including the merger and the bank merger, may be completed, various approvals must be obtained from bank regulatory authorities. These governmental entities may impose conditions on the granting of such approvals. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying completion of the merger or of imposing additional costs or limitations on BNC following the merger. The regulatory approvals may not be received at all, may not be received in a timely fashion, and may contain conditions on the completion of the merger that are not anticipated or cannot be met. If the consummation of the merger is delayed, including by a delay in receipt of necessary governmental approvals, the business, financial condition and results of operations of each company may also be materially adversely affected.

If the merger is not completed, BNC common stock and HPTB common stock could be materially adversely affected.

The merger is subject to customary conditions to closing, including the approval of the HPTB shareholders. In addition, BNC and HPTB may terminate the merger agreement under certain circumstances. If BNC and HPTB do not complete the merger, the market price of BNC’s common stock or HPTB’s common stock may fluctuate to the extent that the current market prices of those shares reflect a market assumption that the merger will be completed. Further, whether or not the merger is completed, BNC and HPTB will also be obligated to pay certain investment banking, legal and accounting fees and related expenses in connection with the merger, which could negatively impact results of operations when incurred. In addition, neither company would realize any of the expected benefits of having completed the merger. If the merger is not completed, BNC and HPTB cannot assure their respective shareholders that additional risks will not materialize or not materially adversely affect the business, results of operations and stock prices of BNC and HPTB.

The termination fee contained in the merger agreement may discourage other companies from trying to acquire HPTB.

HPTB has agreed to pay a termination fee of $4.2 million to BNC if, under certain circumstances, the merger agreement is terminated and, at the time of termination, a competing offer is outstanding or such offer has been accepted by HPTB. This fee could discourage other companies from trying to acquire HPTB, even if any such company were prepared to pay a higher price than that proposed by BNC.

HPTB shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

HPTB shareholders currently have the right to vote in the election of the HPTB board of directors and on other matters affecting HPTB. Upon the completion of the merger, each HPTB shareholder who receives stock in the merger will be a shareholder of BNC with a percentage ownership of BNC that is much smaller than such shareholder’s current percentage ownership of HPTB. It is currently expected that the former shareholders of HPTB as a group will receive shares in the merger constituting approximately 9.7% of the outstanding shares of BNC’s common stock immediately after the merger. Accordingly, former HPTB shareholders will own significantly less than a majority of the outstanding voting stock of the combined company and could, as a result, be outvoted by current BNC shareholders if such current BNC shareholders voted together as a group. Consequently, HPTB shareholders will have significantly less influence on the management and policies of BNC than they now have on the management and policies of HPTB.

BNC and HPTB will incur significant transaction and merger-related integration costs in connection with the merger.

BNC and HPTB expect to incur significant costs associated with completing the merger and integrating the operations of the two companies and are continuing to assess the impact of these costs. Although BNC and HPTB believe that the elimination of duplicate costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

The market price of BNC common stock after the merger may be affected by factors different from those affecting the shares of HPTB or BNC currently.

The businesses and current markets of BNC and HPTB differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of either BNC or HPTB. For a discussion of the business of BNC and of certain factors to consider in connection with its business, see the documents incorporated by reference into this document and referred to under “Where You Can Find More Information.” For a discussion of the business of HPTB and of certain factors to consider in connection with its business, see “Information About High Point Bank Corporation” beginning on page 71.

The opinion obtained by HPTB from Sandler O’Neill will not reflect changes in circumstances between signing the merger agreement and the closing of the merger.

Sandler O’Neill rendered an opinion to the HPTB board of directors, dated November 13, 2015, to address the fairness of the merger consideration from a financial point of view to the holders of HPTB common stock, as of such date. Subsequent changes in the operations and prospects of BNC or HPTB, general market and economic conditions and other factors that may be beyond the control of BNC and HPTB, and on which the Sandler O’Neill opinion was based, may significantly alter the value of BNC or HPTB or the prices of shares of BNC common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because HPTB currently does not anticipate asking Sandler O’Neill to update its opinion, the opinion will not address the fairness of the merger consideration, from a financial point of view, to the holders of HPTB common stock at the time the merger is completed. For a description of the opinion that HPTB received from Sandler O’Neill, see “Proposals Related to the Merger — Proposal No. 1 — Approval of the Plan of Merger —  Opinion of HPTB’s Financial Advisor” beginning on page 34. For a description of the other factors considered by HPTB’s board of directors in determining to approve the merger, see “Proposals Related to the Merger — Proposal No. 1 — Approval of the Plan of Merger — HPTB’s Reasons for the Merger and Recommendation of the HPTB Board of Directors” beginning on page 32.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This document and the documents that are incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about BNC, HPTB, their subsidiaries, and the combined company after the proposed merger. These forward-looking statements are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact, and can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “will”, “could”, “should”, “projects”, “plans”, “goal”, “targets”, “potential”, “estimates”, “pro forma”, “seeks”, “intends”, or “anticipates” or the negative thereof or comparable terminology. Forward-looking statements include discussions of strategy, financial projections, guidance and estimates (including their underlying assumptions), statements regarding plans, objectives, expectations or consequences of various transactions, and statements about the future performance, operations, products and services of BNC, HPTB, their subsidiaries and the combined company after the proposed merger. Forward-looking statements involve risks, uncertainties, assumptions, and certain other factors that could cause actual results to differ from results expressed or implied by the forward-looking statements, including, but not limited to the factors set forth under the “Risk Factors” section above or in BNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, as well as the following factors:

•	the risk that the businesses of BNC and/or HPTB in connection with the merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;
•	retaining key personnel of BNC and HPTB may be more difficult than expected;
•	revenues of the combined entity following the merger may be lower than expected, and the operating costs of the combined entity may be higher than expected;
•	expected cost savings resulting from the merger may not be fully realized, or may not be realized as soon as expected;
•	competition from other companies that provide financial services similar to those offered by BNC and HPTB;
•	customer and employee relationships and business operations may be disrupted by the merger;
•	diversion of management time on merger-related issues;
•	the ability to obtain required regulatory and HPTB shareholder approvals, and the ability to complete the merger within the expected timeframe; and
•	the ability of BNC to integrate other acquisitions and retain existing, and attract new, customers.

We believe the forward-looking statements contained in or incorporated by reference into this document are reasonable, but we caution that the foregoing list of factors that could cause actual results to differ materially from those anticipated in such forward-looking statements is not exclusive and that you should not place undue reliance on such forward-looking statements, because the future results and shareholder values of BNC following completion of the merger may differ materially from those expressed or implied by these forward-looking statements. We do not intend to update any forward-looking statement, whether written or oral, relating to the matters discussed in these materials.

THE HPTB ANNUAL MEETING

Date, Time and Place

HPTB will hold its 2016 annual meeting of shareholders on June 28, 2016, at 2:30 p.m., at the HPB Insurance Center, 1300 East Hartley Drive, High Point, North Carolina 27265.

Matters to be Considered and Voted on at the Annual Meeting

At the annual meeting, HPTB’s shareholders will be asked to consider and vote upon the following proposals:

1.	approval of the agreement and plan of merger, under which HPTB will merge with and into BNC;
2.	election of eight directors each to serve a one-year term;
3.	ratification of the appointment of Dixon Hughes Goodman LLP as HPTB’s independent registered public accounting firm for the year ending December 31, 2016;
4.	approval of the adjournment or postponement of the annual meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement; and
5.	such other business as may properly come before the annual meeting or any adjournments of the annual meeting.

Recommendation of the HPTB Board of Directors

HPTB’s board of directors has adopted a resolution approving the merger and the merger agreement and unanimously recommends that you vote “FOR” the proposal to approve the merger agreement; “FOR” election of the board of directors’ nominees for the HPTB board of directors; “FOR” approval of the ratification of the appointment of Dixon Hughes Goodman LLP as HPTB’s independent registered public accounting firm for the year ended December 31, 2016; and “FOR” the adjournment proposal.

Record Date and Voting Securities

The HPTB board of directors has set May 13, 2016 as the record date for determining shareholders entitled to notice of, and to vote at, the annual meeting. As of the record date, there were 470,876 shares of HPTB common stock outstanding and entitled to vote at the annual meeting.

Quorum and Voting

Each share outstanding as of the record date will be entitled to one vote upon each matter submitted at the annual meeting. You are only entitled to notice of and to vote at the annual meeting if you were a record shareholder at the close of business on May 13, 2016, the record date. At the close of business on the record date, 470,876 shares of HPTB common stock were outstanding and entitled to vote at the annual meeting.

A majority of the shares entitled to be voted at the annual meeting constitutes a quorum. If a share is represented for any purpose at the annual meeting by the presence of the registered owner or a person holding a valid proxy for the registered owner, it is deemed to be present for purposes of establishing a quorum. Therefore, valid proxies which are marked “Abstain” or “Withhold” and shares that are not voted, including proxies submitted by brokers that are the record owners of shares and that either choose not to vote or do not have authority to vote (so-called “broker non-votes”), will be included in determining the number of votes present or represented at the annual meeting. If a quorum is not present or represented at the annual meeting, or if there are not sufficient votes to approve the merger, it is expected that the annual meeting will be adjourned to solicit additional proxies. If the annual meeting is to be reconvened within thirty days, no notice of the reconvened meeting will be given other than an announcement at the adjourned meeting. If the annual meeting is to be adjourned for thirty days or more, notice of the reconvened meeting will be given as provided in HPTB’s bylaws. At any reconvened meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the annual meeting as originally noticed.

Vote Required and Method of Counting Votes

The Merger

Approval of the merger will require the affirmative vote of at least a majority of the outstanding shares of HPTB common stock, or at least 235,439 shares. Abstentions will have the same effect as votes against the merger proposal. If a broker indicates that it does not have discretionary authority as to certain shares to vote on the merger, such shares will not be considered as entitled to vote with respect to the merger. Therefore, broker non-votes will also have the same effect as votes against the merger proposal.

Election of Directors

Directors will be elected by a plurality of the votes cast by shares present and entitled to vote at the annual meeting. “Plurality” means that if there were more nominees than positions to be filled, the individuals who received the largest number of votes cast for the positions to be filled would be elected as directors. Cumulative voting is not permitted. Votes that are withheld or that are not voted in the election of directors, including broker non-votes, will have no effect on the outcome of election.

Other Matters

All other matters that may be considered and acted upon by HPTB’s shareholders at the annual meeting, including ratification of the appointment of Dixon Hughes Goodman LLP as HPTB’s independent registered public accounting firm and the proposal to adjourn the annual meeting, if necessary, including to solicit additional proxies, will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal. Accordingly, abstentions and broker non-votes will have no effect on the results. Broker non-votes will, however, be counted as present for determining whether a quorum is present at the annual meeting.

How to Vote — Shares Held of Record

Voting in Person

If you hold your shares of record in your own name, you may vote in person by submitting a ballot at the annual meeting. Nevertheless, HPTB recommends that you vote by proxy or electronically via telephone or the Internet as promptly as possible, even if you plan to attend the annual meeting. This will ensure your vote is received. However, if you attend the annual meeting and vote your shares by ballot, your vote at the annual meeting will revoke any proxy you previously submitted.

Voting by Proxy

If you hold your shares of record in your own name, you may vote your shares by marking the enclosed proxy form, dating and signing it, and returning it to HPTB in the enclosed postage-paid envelope.

Voting by Telephone

If you hold your shares of record in your own name, you may use the toll-free number shown on your proxy card to vote your shares.

Voting by Internet

If you hold your shares of record in your own name, you may vote your shares by visiting the website shown on your proxy card to vote via the Internet.

Actions to be taken by Proxies

If you hold your shares of record in your own name, in each case where you have appropriately specified how your shares are to be voted, they will be voted in accordance with your specifications. If, however, you are a shareholder of record and sign, date, and return your proxy card without indicating how you want to vote on one or more matters, or vote by telephone or the Internet and do not vote on one or more matters, with respect to any matters as to which you have not voted, the persons named on the form of proxy as the board of directors’ proxy agents will vote your proxy:

•	“FOR” approval of the merger agreement;
•	“FOR” election of the eight nominees named in this document as the HPTB board of directors’ nominees for election to HPTB’s board of directors;
•	“FOR” ratification of the appointment of Dixon Hughes Goodman LLP as HPTB’s independent registered public accounting firm for the year ending December 31, 2016; and
•	“FOR” approval of adjournment or postponement of the annual meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement.

HPTB’s board of directors is not aware of any other matters that may be presented for action at the annual meeting, but if other matters do properly come before the annual meeting, the persons named as proxies on the proxy card intend to vote on such matters in a manner they consider appropriate.

How to Vote — Shares held in “Street Name”

If you hold your shares in street name with a broker, bank or other nominee, you can direct their vote by submitting voting instructions to your broker or nominee in accordance with the procedure in the voting instructions provided by your broker, bank or nominee. Your broker, bank or other nominee is permitted to vote your shares on ratification of the appointment of Dixon Hughes Goodman LLP as HPTB’s independent registered public accounting firm even if you do not provide voting instructions. However, under the rules that relate to broker voting, your broker is not permitted to vote your shares on approval of the merger agreement, election of directors, or adjournment of the annual meeting, unless you provide voting instructions. If you hold your shares in street name and fail to instruct your broker how to vote on these matters, a broker non-vote will occur with respect to your shares. Therefore, to be sure your shares are voted, please instruct your broker as to how you wish it to vote.

If you hold your shares in street name, you may attend the annual meeting, but you may not vote in person without a proxy appointment from a shareholder of record.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, HPTB’S BOARD OF DIRECTORS URGES YOU TO COMPLETE, DATE, AND SIGN THE ACCOMPANYING PROXY CARD, OR SUCH OTHER DOCUMENT AS YOUR BROKER, BANK OR OTHER NOMINEE INSTRUCTS YOU TO USE IF YOUR SHARES ARE HELD IN “STREET NAME,” AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE, OR VOTE BY TELEPHONE OR THE INTERNET.

Revocation of Proxy by Record Shareholder

If you hold your shares of record in your own name and execute and deliver a proxy, you may revoke the proxy at any time before it is voted by any of the following methods:

•	by mailing or delivering written notice of revocation to High Point Bank Corporation, 300 N. Main Street, High Point, North Carolina 27260, Attention: Corporate Secretary (effective upon receipt);
•	by submitting a proxy having a later date (effective upon receipt);
•	by appearing at the annual meeting and giving notice of revocation to the corporate officers responsible for maintaining the list of shareholders; or
•	by giving notice of such revocation in open meeting of the shareholders.

Your attendance at the annual meeting will not in itself, constitute revocation of a proxy. However, if you attend the annual meeting and vote your shares by ballot, your vote at the annual meeting will revoke any proxy you previously submitted.

Revocation of Proxy by Shareholders whose Shares are held in “Street Name”

If you hold your shares in street name with a broker, bank or other nominee you may change or revoke your proxy instructions only by submitting new voting instructions to the broker, bank or other nominee in accordance with the procedures provided by the broker, bank or other nominee.

Solicitation of Proxies

The proxies for the annual meeting are being solicited on behalf of the HPTB board of directors. HPTB will bear the entire cost of soliciting proxies from you. HPTB will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of HPTB common stock. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers and other employees of HPTB in person or by telephone, facsimile or other means of electronic communication. Directors, officers and employees of HPTB will receive no compensation for these activities in addition to their regular compensation.

Attending the Annual Meeting

All holders of HPTB common stock, including holders of record and holders who hold their shares in street name through brokers or other nominees, are cordially invited to attend the annual meeting. Holders of record can vote in person at the annual meeting. If you are not a holder of record and would like to vote in person at the annual meeting, you must produce a legal proxy executed in your favor by the record holder of your shares. In addition, you must bring a form of personal photo identification with you in order to be admitted at the annual meeting. HPTB reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the annual meeting is prohibited without HPTB’s express written consent.

PROPOSALS RELATED TO THE MERGER

PROPOSAL NO. 1 — APPROVAL OF THE PLAN OF MERGER

Background of the Merger

As part of its ongoing long-term planning, HPTB’s board of directors continually evaluates future opportunities for HPTB, as well as challenges that may affect HPTB’s ability to grow or maintain its business and maximize shareholder value. In recent years, the challenges identified by HPTB’s board of directors have included the increasing costs and complexity associated with operating a community bank, a relatively small market area with potentially limited growth prospects, low interest rate margins, increased competitive pressures, and limited liquidity for HPTB’s common stock. During the early part of 2015, HPTB’s board of directors’ consideration and analysis of these challenges in connection with its long-term planning indicated that the challenges were increasing, both in number and difficulty.

In January 2015, HPTB’s board of directors appointed a Strategic Planning Committee to study these issues in greater detail and to consider strategic alternatives that HPTB’s board of directors might pursue in order to maximize opportunities for the business and value for HPTB’s shareholders. The Strategic Planning Committee met on numerous occasions during the first half of 2015, reviewing and evaluating the best future course for HPTB. The strategic alternatives assessed included maintaining HPTB’s business in its current form, embarking on more aggressive growth plans, finding a strategic partner for a “merger of equals,” and selling HPTB to a larger financial institution.

In May 2015, the Strategic Planning Committee presented a report to HPTB’s board of directors. The Strategic Planning Committee reported that HPTB’s management had expressed continuing concern about the difficulty of operating a bank of HPTB’s size in its current markets and with the growing expense and complexity of operating a community-based financial institution. The Strategic Planning Committee reported its conclusion that HPTB should either formulate and execute an aggressive growth plan or seek a merger partner. HPTB’s board of directors agreed with the Strategic Planning Committee’s conclusions and decided to continue assessing the two potential paths described. HPTB’s board of directors also authorized its chief executive officer, Mark L. Williamson, to begin making informal and exploratory contacts with potential merger partners as opportunities arose.

At a meeting on June 10, 2015, HPTB’s board of directors continued to discuss strategic alternatives. HPTB’s board of directors heard a report from Mr. Williamson about a preliminary meeting with the chief executive officer of a financial institution of similar size to HPTB regarding a potential merger of equals between the two financial institutions. HPTB’s board of directors concluded that it would be desirable to engage a financial advisor to assist in assessing various strategic alternatives, and it authorized HPTB’s management to begin those discussions. HPTB’s management began consultations with representatives of Sandler O’Neill, and formally engaged Sandler O’Neill on June 30, 2015. HPTB’s board of directors also authorized the engagement of a consultant to assist with the assessment of growth and profit projections that might be expected to result from pursuing an independent growth plan. HPTB’s board of directors asked HPTB’s management to prepare a report describing such a growth plan and the potential outcomes if such a plan were implemented.

On July 14, 2015, HPTB’s management presented a detailed report to HPTB’s board of directors regarding a potential growth strategy and results that might be expected if HPTB remained independent. Management reported that favorable results from such a plan were possible, but that significant expense and risks would be involved in achieving the size and scope of operations that would be comparable to competitive financial institutions in the markets where HPTB currently competed or would like to be located. HPTB’s board of directors also heard a report that the potential candidate for a merger of equals had indicated it would be pursuing other alternatives. HPTB’s board of directors concluded that HPTB’s management should continue to assess potential growth plans as a stand-alone institution, but that a merger with a larger financial institution could be in the best interest of HPTB and its shareholders if the right partner could be found and favorable terms negotiated. HPTB’s board of directors authorized management to seek advice from representatives of Sandler O’Neill about potential merger partners.

On July 16, 2015, Mr. Williamson had an informal meeting with Richard D. Callicutt II, President and Chief Executive Officer of BNC, which resulted from preliminary discussions between representatives of Sandler O’Neill and Mr. Callicutt. At that informal meeting, Mr. Callicutt and Mr. Williamson discussed the fact that BNC had approached HPTB about a potential merger in late summer 2014, but that HPTB had responded by telling BNC that it was not interested in a merger at that time and planned to remain independent. Mr. Callicutt stated that BNC remained interested in exploring an acquisition of HPTB. Mr. Williamson told Mr. Callicutt that he appreciated the expression of interest and that HPTB’s board of directors was currently exploring a number of strategic alternatives, and that HPTB would communicate a more definitive response regarding a potential transaction in the near future.

On August 11, 2015, HPTB’s board of directors met with representatives of Sandler O’Neill to review potential merger candidates. At this meeting, Mr. Williamson reported to HPTB’s board of directors about his meeting with Mr. Callicutt. A list of potential merger partners, including BNC, was developed, and representatives of Sandler O’Neill were asked to gather additional information about these institutions and present it to HPTB’s board of directors. HPTB’s board of directors instructed HPTB’s management to prepare an analysis comparing the strategy of remaining independent and attempting to grow with the alternative strategy of pursuing a merger partner.

HPTB’s board of directors met on September 8, 2015 to continue its review of strategic alternatives. HPTB’s board of directors received a report developed by HPTB’s management, with the aid of an independent consultant, regarding potential outcomes from pursing an independent growth strategy. In presenting that report, HPTB’s management expressed increasing concerns about higher costs and slower growth in the markets where HPTB competed, as well as substantial capital investments that would be required to support an aggressive growth plan. HPTB’s management noted that all of this would add significant risk to the success of a stand-alone growth plan, with no assurance of favorable results. HPTB’s board of directors concluded that, given these considerations, it would be in the best interest of HPTB and its shareholders to focus on exploring the option of a merger to determine whether a favorable transaction was available.

On September 16, 2015, HPTB’s board of directors met with its advisors to discuss a process for formally approaching potential merger partners and determining whether a desirable transaction was available. HPTB’s board of directors concluded that a targeted competitive process that involved approaching a limited number of potential merger partners would be most likely to achieve the best result. HPTB’s board of directors reviewed information about financial institutions in North Carolina, South Carolina and Virginia to determine which financial institutions would be the most likely candidates for a merger on desirable terms. In consultation with its advisors, HPTB’s board of directors agreed on three financial institutions that it believed would have the financial strength, future prospects, management capacity, interest in acquisition, stock liquidity, ability to obtain regulatory approval, and other features that would make them a desirable merger partner for HPTB. HPTB’s board of directors authorized representatives of Sandler O’Neill to approach these three financial institutions regarding the possibility of a merger transaction.

During the last two weeks of September 2015, representatives of Sandler O’Neill conducted due diligence and, with the assistance of HPTB’s management, prepared materials to be used in approaching potential merger partners. Relevant due diligence materials regarding HPTB were also placed into an electronic data room for potential merger partners to review.

Based on approaches made by representatives of Sandler O’Neill, two financial institutions (including BNC) expressed an interest in receiving more information and submitting a proposal for a merger with HPTB. The third financial institution informed representatives of Sandler O’Neill that it would not participate further in the process. Confidentiality agreements were executed with BNC and the other interested financial institution on September 25 and October 5, 2015, respectively.

After confidentiality agreements were executed, the two potential merger partners were provided access to additional due diligence materials and information from HPTB’s management.

On October 19, 2015, at the invitation of the other potential merger partner, HPTB’s management met with the management of the other potential merger partner to discuss the possibility of a merger. HPTB’s board of directors met later the same day to hear a report on that meeting and to discuss information that had been exchanged with both potential merger partners.

On October 21, 2015, merger proposals were received from both BNC and the other potential merger partner. Both bids contemplated an acquisition of HPTB via merger, with the merger partner surviving the merger, and HPTB shareholders receiving mostly stock of the acquiring institution and some amount of cash. BNC’s proposal included a per share value for HPTB’s stock of $300 per share. In submitting its proposal, BNC informed representatives of Sandler O’Neill that, while certain portions of its proposal might be negotiable, the price represented BNC’s best and final offer, and would not be increased. The proposal received from the other potential merger partner presented a range of values for HPTB’s common stock that was materially below the valuation indicated in BNC’s proposal.

On October 22, 2015, representatives of Sandler O’Neill met with HPTB’s management and the chairman of HPTB’s board of directors to review the proposals received. Based upon that review, HPTB determined to invite the management of BNC to meet with HPTB’s board of directors at a meeting scheduled for the following Monday.

On October 26, 2015, HPTB’s board of directors met and reviewed the two proposals received. At that meeting, BNC’s management made a presentation to HPTB’s board of directors and discussed the potential transaction with HPTB’s board of directors. After BNC management left the meeting, HPTB’s board of directors reviewed information received from both potential merger partners. HPTB’s board of directors determined that the proposal from BNC was superior and that it would focus on that potential transaction. HPTB’s board of directors reviewed with its advisors the draft letter of intent that had been submitted by BNC in connection with its acquisition bid. Several changes were proposed, including an increase in the proportion of consideration to be paid in cash, an increase in the price range of “collar provisions” providing that the value of the consideration would not change within a certain range of trading prices for BNC’s common stock prior to closing of the merger, a request for an additional board seat, and a reduction in the exclusivity period called for in the letter of intent. HPTB’s board of directors authorized HPTB’s advisors to communicate these proposed changes to BNC.

Over the course of the next 24 hours, the advisors to HPTB and BNC discussed the terms of the letter of intent. The letter of intent was finalized and executed on October 27, 2015. The letter of intent provided that the parties would negotiate exclusively with each other until November 16, 2015. HPTB’s board of directors authorized HPTB’s management to work with its advisors to negotiate a definitive merger agreement that would reflect the terms in the letter of intent.

On October 29, 2015, counsel for BNC submitted a draft of a proposed definitive merger agreement to counsel for HPTB. Over the next two weeks, both parties continued their due diligence review of the other, including the exchange of substantial information and in-person meetings. The parties also continued to negotiate the terms of a definitive merger agreement.

On November 10, 2015, HPTB’s board of directors met with its legal counsel and financial advisors. At this meeting, representatives of Sandler O’Neill reviewed with HPTB’s board of directors its financial analysis of the proposed merger and the merger consideration to be received by HPTB common shareholders. After reviewing its analysis of the financial terms of the proposed merger, representatives of Sandler O’Neill delivered to HPTB’s board of directors its oral opinion to the effect that, as of such date, the merger consideration was fair to the holders of HPTB common stock from a financial point of view. HPTB’s legal counsel also presented a detailed review of the definitive merger agreement. It was noted that, although certain details in the merger agreement had yet to be finalized, the merger agreement was substantially complete, and the financial terms had been agreed upon.

On November 13, 2015, HPTB’s board of directors met again with its legal counsel and financial advisors. At that meeting, representatives of Sandler O’Neill confirmed its oral fairness opinion, which was subsequently reflected in a written opinion as of the same date. HPTB’s legal counsel presented and reviewed the final draft of the definitive merger agreement. After considering the proposed terms of the merger agreement and the opinion of Sandler O’Neill, and taking into account the matters discussed during the meeting and prior meetings of the board, HPTB’s board of directors voted unanimously to approve the definitive merger agreement and the transactions contemplated thereby.

The parties executed the merger agreement on November 13, 2015, after the closing of the U.S. financial markets.

On November 16, 2015, before the opening of U.S. financial markets, HPTB and BNC issued a joint press release announcing the execution of the merger agreement.

BNC’s Reasons for the Merger

BNC’s board of directors believes that the completion of the merger presents a unique opportunity for BNC to further its strategic plan by expanding its franchise and banking operations within its existing markets of Greensboro-High Point and Winston-Salem, North Carolina, which BNC believes are attractive market areas in North Carolina.

The terms of the merger, including the merger consideration, are the result of arm’s-length negotiations between representatives of BNC and HPTB. In reaching its decision to approve the merger, BNC’s board of directors consulted with its legal advisors regarding the terms of the transaction and with management of BNC. In approving the entry into the merger agreement, BNC’s board of directors considered the following material factors:

•	HPTB’s strategic presence around the attractive Greensboro-High Point and Winston-Salem, North Carolina markets will further BNC’s strategic focused regional growth plan;
•	The completion of the merger would not only expand and diversify BNC’s markets but it would add a solid core deposit base and further diversify its loan portfolio, its revenue and deposit mix, and reduce BNC’s use of wholesale funding;
•	The completion of the merger would allow BNC to engage in HPTB’s insurance and trust businesses as two new lines of business that BNC could advance across its three-state footprint;
•	HPTB is a very well-managed, quality organization with strong historical earnings and a service-focused business model;
•	HPTB and BNC’s respective management teams share a common business vision and commitment to their respective clients, shareholders, employees and other constituencies;
•	The two companies have complementary service-focused business models;
•	BNC’s management believes that the merger will be accretive to BNC’s earnings per share in the first full year (excluding one-time charges) due to a combination of revenue synergies, cost efficiencies and other cost savings opportunities for the combined company; and
•	The merger is likely to provide an increase in shareholder value, including the benefits of a stronger strategic position.

BNC’s board of directors also considered potential risks associated with the merger in connection with its deliberations of the proposed transaction, including the challenges of integrating HPTB’s business, operations and workforce with those of BNC, the potential negative impact on BNC’s stock price and the need to obtain shareholder and regulatory approvals in order to complete the transaction.

BNC’s board of directors considered all of these factors as a whole and, on balance, BNC’s board of directors believes that the opportunities created by the merger to increase the value of BNC’s franchise more than offset any integration or other risks inherent in the merger.

The foregoing discussion of the information and factors considered by BNC’s board of directors is not exhaustive, but includes the material factors considered by BNC’s board of directors. In view of the wide variety of factors considered by BNC’s board of directors in connection with its evaluation of the merger and the complexity of these matters, BNC’s board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above, individual members of BNC’s board of directors may have given different weights to different factors.

On the basis of these considerations, BNC’s entry into the merger agreement was unanimously approved by BNC’s board of directors on November 13, 2015.

HPTB’s Reasons for the Merger and Recommendation of the HPTB Board of Directors

In reaching its decision to adopt and approve the merger agreement and recommend the merger to its shareholders, HPTB’s board of directors consulted with HPTB’s management and its financial and legal advisors and considered a number of factors, including, without limitation, the following material factors:

•	The board’s knowledge of and deliberation about the respective business, operations, financial condition, earnings and prospects of each of HPTB and BNC, as well as the projected financial results and expectations relating to the proposed merger with BNC;
•	The board’s knowledge of and deliberations about the current environment in the financial services industry, including economic conditions, continued consolidation, increased complexity and regulatory burdens, evolving trends in technology and increasing competition, current financial market conditions, and the likely effects of these factors on the respective growth, development, profitability and strategic options of HPTB and BNC;
•	The review undertaken by HPTB’s board of directors and management, with the assistance of HPTB’s advisors, with respect to strategic challenges and alternatives available to HPTB if it remained an independent community bank;
•	The financial terms of the merger, including the relationship of the merger consideration to the book value of HPTB’s common stock, the earnings of HPTB, and the premium over HPTB’s historical stock price to be received by HPTB’s shareholders;
•	The fact that HPTB shareholders will receive consideration in the amount of $300 per share for their HPTB common stock, so long as the trading price for BNC’s common stock stays within a prescribed range;
•	The financial analysis and other information presented by representatives of Sandler O’Neill to HPTB’s board of directors with respect to the merger and the opinion delivered to HPTB’s board of directors by Sandler O’Neill to the effect that, as of the date of that opinion, the merger consideration was fair to the holders of HPTB common stock from a financial point of view;
•	The prices paid and the terms of other recent comparable combinations of banks and bank holding companies;
•	The terms of the merger agreement, and the presentation by HPTB’s legal counsel regarding the terms of the merger and the merger agreement;
•	The advantages of being part of a larger banking entity, including the potential for operating efficiencies and the ability of a larger institution to compete in the current banking environment and to leverage overhead costs;
•	The results of the process undertaken by HPTB’s board of directors, with the assistance of HPTB’s financial advisor, to evaluate potential merger partners;
•	The prospect of HPTB’s shareholders becoming shareholders of a company with a larger shareholder base, resulting in a much more liquid common stock;
•	The capital position of the combined company that would result from the transaction, as well as the board’s expectations about BNC’s ability to raise capital, including the common stock offering that occurred concurrently with the execution and announcement of the merger agreement;
•	The complementary aspects of the HPTB and BNC businesses, including products offered and lines of business, business culture, customer focus, geographic coverage, and compatibility of the companies’ management and operating styles;

•	The successful track record of BNC and its management in completing and integrating acquisition transactions;
•	The board’s belief that the proposed merger generally would be a tax-free transaction to HPTB shareholders with respect to the BNC common stock to be received by HPTB shareholders in the merger;
•	The ability of HPTB’s board of directors to terminate the merger agreement, subject to certain conditions, to accept a superior proposal from a third party; and
•	The regulatory and other approvals required in connection with the merger and the board’s determination as to the likelihood that the approvals needed to complete the merger would be obtained without unacceptable conditions.

HPTB’s board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation about the proposed transaction, including, without limitation, the following:

•	The potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;
•	The challenges of integrating HPTB’s business operations and employees with those of BNC;
•	The risk that the benefits and cost savings sought in the merger would not be fully realized;
•	The possibility that the merger could be announced but not consummated, and the possibility that HPTB could lose customers, business and employees as a result of announcing the transaction;
•	The merger agreement provisions requiring HPTB to conduct its business in the ordinary course and the other restrictions on the conduct of HPTB’s business prior to completion of the merger, which may delay or prevent HPTB from undertaking business opportunities that may arise pending completion of the merger;
•	The provisions of the merger agreement restricting HPTB’s solicitation of third-party acquisition proposals and providing for the payment of a termination fee in certain circumstances, which HPTB’s board of directors understood, while potentially limiting the willingness of a third party to propose a competing business combination with HPTB, were a condition to BNC’s willingness to enter into the merger agreement;
•	The fact that HPTB’s board of directors and executive officers have interests in the merger that are different from, or in addition to, their interests as HPTB shareholders, which have the potential to influence such directors’ and officers’ views and actions in connection with the merger. See “Proposals Related to the Merger — Proposal No. 1 — The Merger — Interests of the Directors and Officers of HPTB in the Merger” on page 50; and
•	The possibility that the required regulatory and other approvals necessary for consummation of the merger might not be obtained.

The foregoing recitation of factors considered by HPTB’s board of directors as part of its deliberations is not intended to be exhaustive, but is believed to include substantially all material factors considered by HPTB’s board of directors. In view of the wide variety of factors considered and the complexity of these matters, HPTB’s board of directors did not find it useful, and did not attempt, to quantify, rank of otherwise assign relative weights to these factors. In considering the factors described above, the individual members of HPTB’s board of directors may have given different weight to different factors. HPTB’s board of directors conducted an analysis of the factors described above and engaged in thorough discussions among themselves and had discussions, and questioned, HPTB’s management and financial and legal advisors.

HPTB’s board of directors concluded that the factors considered and the totality of the information presented were favorable to, and supported, its determination to approve and adopt the merger agreement and recommend that HPTB shareholders approve the merger agreement.

Opinion of HPTB’s Financial Advisor

By letter dated June 30, 2015, HPTB retained Sandler O’Neill to act as financial advisor to HPTB’s board of directors in connection with HPTB’s consideration of a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the November 13, 2015 meeting at which HPTB’s board of directors considered and discussed the terms of the merger agreement and the merger, Sandler O’Neill delivered to HPTB’s board of directors its oral opinion, which was subsequently confirmed in writing, that, as of such date, the merger consideration was fair to the holders of HPTB common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix C to these materials. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of HPTB common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to HPTB’s board of directors in connection with its consideration of the merger and is directed only to the fairness, from a financial point of view, of the merger consideration to the holders of HPTB common stock. Sandler O’Neill’s opinion does not constitute a recommendation to any holder of HPTB common stock as to how such holder of HPTB common stock should vote with respect to the merger or any other matter. It does not address the underlying business decision of HPTB to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for HPTB or the effect of any other transaction in which HPTB might engage. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by HPTB’s officers, directors, or employees, or class of such persons, relative to the merger consideration to be received by HPTB’s common shareholders. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee.

In connection with rendering its opinion, Sandler O’Neill reviewed, among other things:

•	a draft of the merger agreement, dated November 11, 2015;
•	certain publicly available financial statements and other historical financial information of HPTB that Sandler O’Neill deemed relevant;
•	certain publicly available financial statements and other historical financial information of BNC that Sandler O’Neill deemed relevant;
•	internal financial projections for HPTB for the years ending December 31, 2015 through December 31, 2018, as provided by the senior management of HPTB;
•	publicly available consensus median analyst earnings per share estimates for BNC for the years ending December 31, 2015 through December 31, 2017 and an estimated earnings and dividend growth rate for the year ending December 31, 2018, as discussed with and confirmed by the senior management of BNC;
•	the pro forma financial impact of the Merger on BNC based on assumptions relating to (a) earnings estimates for HPTB for the years ending December 31, 2015 and December 31, 2016, as provided by the senior management of HPTB, and an estimated earnings growth rate for the years thereafter, as provided by the senior management of BNC, (b) consensus median analyst earnings per share estimates for BNC for the years ending December 31, 2015 through December 31, 2017 and an estimated earnings growth rate for the year ending December 31, 2018, as discussed with and confirmed by the senior management of BNC, (c) transaction expenses, purchase accounting adjustments, cost savings and a core deposit intangible asset, as provided by the senior management of BNC, (d) the offer and sale of $57.5 million of BNC common stock contemporaneously with the parties’ entry into the merger agreement, as provided by the senior management of BNC (the “Common Stock Offering”), and (e) HPTB’s estimated loan loss provision expense;
•	the publicly reported historical price and trading activity for BNC common stock, including a comparison of certain stock market information for BNC and certain stock indices as well as similar publicly available information for certain other similar companies the securities of which are publicly traded;
•	a comparison of certain financial information for HPTB and BNC with similar institutions for which information is publicly available;
•	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;
•	the current market environment generally and the banking environment in particular; and
•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of HPTB the business, financial condition, results of operations and prospects of HPTB and held similar discussions with the senior management of BNC regarding the business, financial condition, results of operations and prospects of BNC.

In performing its review, Sandler O’Neill relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by HPTB and BNC or their respective representatives or that was otherwise reviewed by it and Sandler O’Neill assumed such accuracy and completeness for purposes of preparing its opinion. Sandler O’Neill relied, at the direction of HPTB, without independent verification or investigation, on the assessments of the management of HPTB as to its existing and future relationships with key employees and partners, clients, products and services and Sandler O’Neill assumed, with HPTB’s consent, that there would be no developments with respect to any such matters that would affect Sandler O’Neill’s analyses or opinion. Sandler O’Neill further relied on the assurances of the respective managements of HPTB and BNC that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of HPTB or BNC or any of their respective subsidiaries, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of HPTB or BNC. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of HPTB or BNC, or the combined entity after the merger and Sandler O’Neill did not review any individual credit files relating to HPTB or BNC.

In preparing its analyses, Sandler O’Neill used internal financial projections for HPTB for the years ending December 31, 2015 through December 31, 2018, as provided by the senior management of HPTB, as well as publicly available consensus median analyst earnings per share estimates for BNC for the years ending December 31, 2015 through December 31, 2017 and an estimated long term earnings growth rate for the year ending December 31, 2018, as discussed with and confirmed by the senior management of BNC. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to (a) earnings estimates for HPTB for the years ending December 31, 2015 and December 31, 2016, as provided by the senior management of HPTB, and an estimated earnings growth rate for the years thereafter, as provided by the senior management of BNC, (b) consensus median analyst earnings per share estimates for BNC for the years ending December 31, 2015 through December 31, 2017 and an estimated long term earnings growth rate for the year ending December 31, 2018, as discussed with and confirmed by the senior management of BNC, (c) transaction expenses, purchase accounting adjustments, cost savings and a core deposit intangible asset, as provided by the senior management of BNC, (d) the Common Stock Offering, and (e) HPTB’s estimated provision expense. With respect to the foregoing information used by Sandler O’Neill, the respective senior managements of HPTB and BNC confirmed to Sandler O’Neill that such information reflected (or, in the case of publicly available median analyst earnings per share estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements, respectively, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such information, or the assumptions on which such information is based. Sandler O’Neill also assumed that there has been no material change in HPTB’s or BNC’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analysis that HPTB and BNC would remain as going concerns for all periods relevant to its analyses.

Sandler O’Neill also assumed, with HPTB’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms of the merger agreement and all related agreements, that all of the representations and warranties contained in the merger agreement were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on HPTB, BNC or the merger, (iii) the merger and any related transaction would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the merger would qualify as a tax-free reorganization for federal income tax purposes. Finally, with HPTB’s consent, Sandler O’Neill assumed the correctness of the advice that HPTB received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

Sandler O’Neill’s analyses and the views expressed therein were necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of its opinion. Events occurring after the date of the opinion could materially affect Sandler O’Neill’s views. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to HPTB’s board of directors, but is a summary of the material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to HPTB or BNC and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of HPTB and BNC and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Sandler O’Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of HPTB, BNC and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to HPTB’s board of directors at its November 13, 2015, meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of HPTB common stock or the prices at which HPTB or BNC common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by HPTB’s board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of HPTB’s board of directors or management with respect to the fairness of the merger.

Summary of Proposed Merger Consideration and Implied Transaction Metrics

Sandler O’Neill reviewed the financial terms of the proposed merger. As described in the merger agreement, each share of HPTB common stock outstanding immediately prior to the effective time of the merger, other than certain shares described in the merger agreement, shall be converted at the election of the holder thereof, in accordance with the procedures set forth in the merger agreement, into the right to receive, without interest, the Per Share Stock Consideration or the Per Share Cash Consideration. Using the closing price of BNC common stock on the NASDAQ as of November 13, 2015, or $25.45, Sandler O’Neill calculated an aggregate implied transaction value of approximately $141.3 million, or a transaction price per share of approximately $300.00. Based upon financial information for HPTB as of or for the twelve months ended September 30, 2015 (unless otherwise indicated), Sandler O’Neill calculated the following implied transaction metrics:

Transaction Price/LTM Earnings Per Share	25.9x
Transaction Price/2015 Management Estimated Earnings per Share(1)	27.8x
Transaction Price/2016 Management Estimated Earnings per Share(1)	23.2x
Transaction Price/Book Value Per Share	138%
Transaction Price/Tangible Book Value Per Share	145%
Transaction Price/Adjusted Tangible Book Value Per Share(2)	178%
Tangible Book Premium/Core Deposits(3)	8.3%
Adjusted Tangible Book Premium/Core Deposits(2), (3)	11.8%
One Day Market Premium(4)	72.4%

(1)	Based on HPTB’s internal management projections.
(2)	Tangible book value adjusted for a “normalized” TCE/TA ratio of 10.0%; normalized TCE/TA ratio assumes a multiple on TCE up to 10% and is dollar for dollar on all capital above 10% TCE/TA.
(3)	Tangible book premium to core deposits calculated as (deal value — tangible equity)/(core deposits); Core Deposits defined as deposits, less time deposit accounts with balances over $100,000, foreign deposits and unclassified deposits.
(4)	Based upon the closing price for HPTB common stock on November 13, 2015 which was $174.00.

Stock Trading History

Sandler O’Neill reviewed the historical publicly reported trading prices of BNC common stock for the three-year period ended November 13, 2015. Sandler O’Neill then compared the relationship between the movements in the price of BNC common stock to movements in its peer group (as described on page 38) as well as certain stock indices.

BNC’s Three-Year Stock Performance

	Beginning Value November 13, 2012	Ending Value November 13, 2015
BNC	100%	324.4%
BNCN Peer Group	100%	197.3%
NASDAQ Bank Index	100%	164.1%
S&P 500 Index	100%	147.2%

Comparable Company Analyses

Sandler O’Neill used publicly available information to compare selected financial information for HPTB with a group of financial institutions selected by Sandler O’Neill. The HPTB peer group consisted of banks and thrifts whose securities are traded on the NYSE, NYSE Market or NASDAQ exchanges, headquartered in North Carolina or South Carolina with assets between $600 million and $1.5 billion, excluding announced merger targets and Live Oak Bancshares, Inc., which has a non-traditional SBA-lending model (the “HPTB Peer Group”). The HPTB Peer Group consisted of the following companies:

Carolina Financial Corporation	Southern First Bancshares, Inc.
Peoples Bancorp of North Carolina, Inc.	Entegra Financial Corp.
First South Bancorp, Inc.	First Community Corporation
ASB Bancorp, Inc.	Select Bancorp, Inc.
Carolina Bank Holdings, Inc.

The analysis compared publicly available financial information for HPTB with corresponding data for the HPTB Peer Group as of or for the twelve months ended September 30, 2015 (unless otherwise indicated), with pricing data as of November 13, 2015. The table below sets forth the data for HPTB and the median, mean, high and low data for the HPTB Peer Group.

HPTB Comparable Company Analysis

	HPTB(1)	HPTB Peer Group Median	HPTB Peer Group Mean	HPTB Peer Group High	HPTB Peer Group Low
Total Assets ($mm)	$797	$913	$952	$1,330	$689
Tangible Common Equity/Tangible Assets	12.29%	8.72%	9.75%	13.29%	7.63%
Leverage Ratio	11.51%	10.34%	11.05%	14.34%	8.66%
Total Risk Based Capital Ratio	16.25%	16.39%	16.06%	22.80%	11.93%
Last Twelve Months Return on Average Assets	0.67%	0.87%	0.95%	2.51%	0.38%
Last Twelve Months Return on Average Equity	5.58%	9.17%	9.48%	20.34%	3.39%
Last Twelve Months Net Interest Margin	3.20%	3.66%	3.58%	4.26%	2.92%
Last Twelve Months Efficiency Ratio	84.9%	73.1%	72.1%	82.3%	57.8%
Loan Loss Reserve/Gross Loans	1.42%	1.32%	1.28%	1.59%	0.92%
Non-Performing Assets(2)/Total Assets	1.93%	1.45%	1.80%	3.39%	1.04%
Net Charge-Offs/Average Loans	0.03%	0.01%	(0.08)%	0.18%	(1.01)%
Price/Tangible Book Value	84.1%	113%	117%	147%	90%
Price/Last Twelve Months Earnings per Share	15.0x	14.8x	15.5x	30.9x	5.1x
Current Dividend Yield	1.7%	0.0%	0.6%	2.1%	0.0%
Last Twelve Months Dividend Ratio	25.1%	0.0%	9.3%	31.1%	0.0%
Market Value ($mm)	$82	$103	$105	$145	$75

(1)	Financial data as of 9/30/15 per HPTB management; Net interest margin, leverage ratio and RBC ratio are bank level ratios.
(2)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned.

Note: Previous period data or bank level data used where current period GAAP financial data unavailable.

Sandler O’Neill used publicly available information to perform a similar analysis for BNC and a group of financial institutions as selected by Sandler O’Neill. The BNC peer group consisted of banks and thrifts whose securities are publicly traded on the NYSE, NYSE Market or NASDAQ exchanges, headquartered in Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina Tennessee, Virginia, or West Virginia with assets between $3.5 billion and $8.0 billion, excluding announced merger targets (the “BNCN Peer Group”). The BNCN Peer Group consisted of the following companies:

Renasant Corporation	Union Bankshares Corporation
Simmons First National Corporation	Capital Bank Financial Corp.
FCB Financial Holdings, Inc.	TowneBank
Ameris Bancorp	ServisFirst Bancshares, Inc.
Yadkin Financial Corporation	CenterState Banks, Inc.
Cardinal Financial Corporation	City Holding Company

The analysis compared publicly available financial information for BNC with corresponding data for the BNCN Peer Group as of or for the twelve months ended September 30, 2015 (unless otherwise indicated), with pricing data as of November 13, 2015. The table below sets forth the data for BNC and the median, mean, high and low data for the BNCN Peer Group.

BNC Comparable Company Analysis

	BNCN	BNCN Peer Group Median	BNCN Peer Group Mean	BNCN Peer Group High	BNCN Peer Group Low
Total Assets ($mm)	$5,201	$5,695	$5,756	$7,919	$3,505
Tangible Common Equity/Tangible Assets	7.44%	9.44%	9.62%	12.26%	7.40%
Leverage Ratio	8.23%	10.66%	10.46%	13.60%	8.83%
Total Risk Based Capital Ratio	11.65%	13.02%	13.71%	16.52%	11.47%
Last Twelve Months Return on Average Assets	0.93%	0.98%	1.04%	1.57%	0.59%
Last Twelve Months Return on Average Equity	9.67%	7.93%	8.66%	13.79%	4.30%
Last Twelve Months Net Interest Margin	4.28%	3.95%	3.98%	4.54%	3.42%
Last Twelve Months Efficiency Ratio	57.1%	61.7%	58.3%	64.9%	38.2%
Loan Loss Reserve/Gross Loans	0.77%	0.76%	0.73%	1.05%	0.30%
Non-Performing Assets(1)/Total Assets	1.48%	0.98%	0.95%	1.60%	0.03%
Net Charge-Offs/Average Loans	(0.00)%	0.05%	0.05%	0.20%	(0.24)%
Price/Tangible Book Value	258%	205%	214%	289%	169%
Price/Last Twelve Months Earnings per Share	21.2x	18.9x	19.9x	29.2x	13.5x
Price/2016 Estimated Earnings per Share(2)	14.6x	15.6x	16.0x	21.1x	13.7x
Last Twelve Months Dividend Ratio	16.7%	21.9%	23.6%	47.9%	0.0%
Market Value ($mm)	$971	$1,146	$1,125	$1,636	$679

(1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned.
(2)	Estimates per FactSet.

Note: Previous period data or bank level used where current period GAAP financial data unavailable.

Analysis of Selected Merger Transactions

Sandler O’Neill reviewed a group of recent merger and acquisition transactions. The group consisted of eleven bank and thrift transactions announced between January 1, 2014 and November 13, 2015, with deal values between $50 million and $300 million and targets headquartered in North Carolina, South Carolina or Virginia (the “Regional Precedent Transactions”).

The Regional Precedent Transactions group was composed of the following transactions:

Buyer	Target
Southern BancShares (N.C.), Inc.	Heritage Bankshares, Inc.
Park Sterling Corporation	First Capital Bancorp, Inc.
BNC	Southcoast Financial Corporation
Bank of the Ozarks, Inc.	Bank of the Carolinas Corporation
United Community Banks, Inc.	Palmetto Bancshares, Inc.
BNC	Valley Financial Corporation
First Horizon National Corporation	TrustAtlantic Financial Corporation
TowneBank	Franklin Financial Corporation
Eagle Bancorp, Inc.	Virginia Heritage Bank
BNC	Harbor Bank Group, Inc.
Yadkin Financial Corporation	VantageSouth Bancshares

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to estimated earnings per share, transaction price to tangible book value per share, tangible book premium to core deposits, and 1-day market premium. Sandler O’Neill compared the indicated transaction metrics for the merger to the median, mean, high and low metrics of the Regional Precedent Transactions group.

	HPTB(1)/ BNC	Median Precedent Transactions	Mean Precedent Transactions	High Precedent Transactions	Low Precedent Transactions
Transaction Price/Last Twelve Months Earnings per Share	25.9x	18.2x	19.9x	25.1x	15.9x
Transaction Price/Estimated Earnings per Share(2)	27.8x	19.2x	19.5x	23.6x	15.7x
Transaction Price/Tangible Book Value per Share	145%	156%	160%	206%	111%
Core Deposit Premium(3)	8.3%	8.8%	9.9%	21.0%	3.5%
1-Day Market Premium	72.4%	12.2%	20.2%	54.0%	(3.2)%

(1)	HPTB financial data as of September 30, 2015.
(2)	Based on HPTB management projections.
(3)	Tangible book premium to core deposits calculated as (deal value — tangible equity)/(core deposits); core deposits defined as deposits, less time deposit accounts with balances over $100,000, foreign deposits and unclassified deposits.

Net Present Value Analyses

Sandler O’Neill performed an analysis that estimated the net present value per share of HPTB common stock under various circumstances. In preparing its analyses, Sandler O’Neill used internal financial projections for HPTB for the years ending December 31, 2015 through December 31, 2018, as provided by the senior management of HPTB. To approximate the terminal value of HPTB common stock at December 31, 2018, Sandler O’Neill applied price to earnings multiples ranging from 12.0x to 18.0x and multiples of tangible book value ranging from 90% to 140%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 14.0% when applied to 2018 earnings multiples and 10.0% to 14.0% when applied to multiples of December 31, 2018 tangible book value, chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of HPTB’s common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of HPTB common stock of $146.89 to $240.35 when applying earnings multiples and $150.71 to $255.45 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	12.0x	13.2x	14.4x	15.6x	16.8x	18.0x
10.0%	$164.48	$179.65	$194.83	$210.00	$225.18	$240.35
11.0%	$159.83	$174.56	$189.30	$204.03	$218.77	$233.50
12.0%	$155.35	$169.66	$183.98	$198.29	$212.60	$226.91
13.0%	$151.04	$164.94	$178.85	$192.75	$206.66	$220.56
14.0%	$146.89	$160.40	$173.91	$187.42	$200.94	$214.45

Tangible Book Value Multiples

Discount Rate	90%	100%	110%	120%	130%	140%
10.0%	$168.76	$186.10	$203.44	$220.78	$238.12	$255.45
11.0%	$163.99	$180.83	$197.66	$214.50	$231.33	$248.17
12.0%	$159.40	$175.75	$192.10	$208.45	$224.80	$241.16
13.0%	$154.97	$170.86	$186.74	$202.63	$218.51	$234.40
14.0%	$150.71	$166.14	$181.58	$197.02	$212.46	$227.90

Sandler O’Neill also considered and discussed with HPTB’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis, assuming HPTB’s net income varied from 30% above projections to 30% below projections. This analysis resulted in the following range of per share values for HPTB common stock, applying the price to 2018 earnings multiples range of 12.0x to 18.0x referred to above and a discount rate of 13.94%.

Earnings Per Share Multiples

Annual Estimate Variance	12.0x	13.2x	14.4x	15.6x	16.8x	18.0x
(30.0%)	$112.41	$122.43	$132.45	$142.47	$152.49	$162.51
(20.0%)	$126.73	$138.18	$149.63	$161.08	$172.53	$183.98
(10.0%)	$141.04	$153.92	$166.80	$179.68	$192.56	$205.44
0.0%	$155.35	$169.66	$183.98	$198.29	$212.60	$226.91
10.0%	$169.66	$185.41	$201.15	$216.89	$232.64	$248.38
20.0%	$183.98	$201.15	$218.32	$235.50	$252.67	$269.85
30.0%	$198.29	$216.89	$235.50	$254.11	$272.71	$291.32

Sandler O’Neill also performed an analysis that estimated the net present value per share of BNC common stock, assuming that BNC performed in accordance with publicly available median analyst earnings per share estimates for BNC for the years ending December 31, 2015 through December 31, 2017 and earnings estimates for BNC for the years ending December 31, 2018 based on an estimated long-term earnings growth rate and increase in dividends per share, as discussed with and confirmed by the senior management of BNC. To approximate the terminal value of BNC common stock at December 31, 2018, Sandler O’Neill applied price to 2018 earnings multiples ranging from 14.0x to 24.0x and multiples of December 31, 2018 tangible book value ranging from 180% to 255%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 13.0% when applied to 2018 earnings multiples and 9.0% to 13.0% when applied to multiples of December 31, 2018 tangible book value, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of BNC common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of BNC common stock of $20.34 to $38.73 when applying earnings multiples and $19.40 to $30.62 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
9.0%	$22.84	$26.02	$29.20	$32.38	$35.56	$38.73
10.0%	$22.18	$25.26	$28.35	$31.44	$34.52	$37.61
11.0%	$21.54	$24.54	$27.53	$30.53	$33.53	$36.52
12.0%	$20.93	$23.84	$26.75	$29.66	$32.57	$35.48
13.0%	$20.34	$23.17	$25.99	$28.82	$31.65	$34.48

Tangible Book Value Multiples

Discount Rate	180%	195%	210%	225%	240%	255%
9.0%	$21.79	$23.55	$25.32	$27.08	$28.85	$30.62
10.0%	$21.15	$22.87	$24.58	$26.30	$28.01	$29.73
11.0%	$20.55	$22.21	$23.88	$25.54	$27.21	$28.87
12.0%	$19.96	$21.58	$23.20	$24.81	$26.43	$28.05
13.0%	$19.40	$20.97	$22.54	$24.11	$25.69	$27.26

Sandler O’Neill also considered and discussed with HPTB’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming BNC’s net income varied from 30% above analyst estimates to 30% below analyst estimates. This analysis resulted in the following range of per share values for BNC common stock, applying the price to 2018 earnings multiples range of 14.0x to 24.0x referred to above and a discount rate of 12.00%.

Earnings Per Share Multiples

Annual Estimate Variance	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
(30.0%)	$15.25	$17.35	$19.44	$21.54	$23.64	$25.74
(20.0%)	$17.35	$19.74	$22.14	$24.54	$26.93	$29.33
(10.0%)	$19.44	$22.14	$24.84	$27.53	$30.23	$32.93
0.0%	$21.54	$24.54	$27.53	$30.53	$33.53	$36.52
10.0%	$23.64	$26.93	$30.23	$33.53	$36.82	$40.12
20.0%	$25.74	$29.33	$32.93	$36.52	$40.12	$43.72
30.0%	$27.83	$31.73	$35.62	$39.52	$43.42	$47.31

In connection with its analyses, Sandler O’Neill considered and discussed with HPTB’s board of directors how the present value analyses would be affected by changes in the underlying assumptions. Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis

Sandler O’Neill analyzed certain potential pro forma effects of the merger, based on the following assumptions: (i) the merger closes in the second calendar quarter of 2016; (ii) 70% of the outstanding HPTB common stock is converted into BNC’s common stock and 30% of the outstanding HPTB common stock is converted into cash at $300.00 per share; and (iii) BNC’s closing stock price of $25.45 on November 13, 2015. Sandler O’Neill also utilized the following: (a) earnings estimates for HPTB for the years ending December 31, 2015 and December 31, 2016, as provided by the senior management of HPTB, and an estimated earnings growth rate for the years thereafter, as provided by the senior management of BNC, (b) consensus median analyst earnings per share estimates for BNC for the years ending December 31, 2015 through December 31, 2017 and an estimated long term earnings growth rate for the year ending December 31, 2018, as discussed with and confirmed by the senior management of BNC, (c) estimated transaction expenses, purchase accounting adjustments, cost savings and a core deposit intangible asset, as provided by the senior management of BNC, (d) the Common Stock Offering, and (e) HPTB’s estimated provision expense. The analysis indicated that the merger could be accretive to BNC’s estimated earnings per share (excluding one-time transaction costs and expenses) in 2016 and dilutive to estimated tangible book value per share at close and at the year-end of 2016.

In connection with this analysis, Sandler O’Neill considered and discussed with HPTB’s board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship

Sandler O’Neill is acting as HPTB’s financial advisor in connection with the merger and a significant portion of Sandler O’Neill’s fee is contingent upon the closing of the merger. Sandler O’Neill’s fee is equal to 1.25% of the aggregate merger consideration, $0.4 million of which was paid to Sandler O’Neill upon HPTB’s entry into the merger agreement and the remainder is due and payable upon closing of the merger. Sandler O’Neill also received a fee of $150,000 from HPTB upon rendering its fairness opinion. HPTB has also agreed to indemnify Sandler O’Neill against certain liabilities arising out of Sandler O’Neill’s engagement and to reimburse Sandler O’Neill for certain of its out-of-pocket expenses incurred in connection with the engagement.

In the two years preceding the date of its opinion, Sandler O’Neill provided certain other investment banking services for HPTB and received fees for such services. Most recently, Sandler O’Neill provided strategic advisory services to a committee of HPTB’s board of directors for which Sandler O’Neill received a fee of $100,000. In addition, in the two years preceding the date of its opinion, Sandler O’Neill provided certain investment banking services for BNC and received fees for such services. Most recently, Sandler O’Neill acted as financial advisor to BNC in connection with its acquisition of South Street Financial Corp. and Community First Financial Group, Inc., which transactions closed on April 1, 2014 and June 1, 2014, respectively, and in connection with BNC’s pending acquisition of Southcoast Financial Corporation, as well as underwriter in connection with BNC’s issuance of subordinated debt securities in September 2014. In the two years preceding the date of its opinion, Sandler O’Neill received aggregate fees from BNC of approximately $935,000 in connection with the foregoing services. In addition, in the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to HPTB and BNC and their affiliates. Sandler O’Neill may also actively trade the equity and debt securities of HPTB, BNC or their affiliates for its own account and for the accounts of its customers.

The Merger Consideration

HPTB shareholders may elect to receive shares of BNC common stock, or cash, without interest, for each share of HPTB common stock at an exchange ratio and subject to proration based upon the volume weighted average price of a share of BNC common stock for the 20-day trading period prior to the closing of the merger (the “VWAP”). If the VWAP immediately prior to the merger is:

•	equal to or greater than $25.60, each share of the HPTB common stock would be converted into (i) cash in the amount of $300, or (ii) 11.7188 shares of BNC common stock, prorated to 30% cash and 70% BNC common stock;
•	less than $25.60 but equal to or greater than $22.25, each share of the HPTB common stock would be converted into (i) cash in the amount of $300, or (ii) $300 payable in BNC common stock, prorated to 30% cash and 70% BNC common stock;
•	less than $22.25 but equal to or greater than $18.90, each share of the HPTB common stock would be converted into (i) cash in the amount of $300, or (ii) $300 payable in BNC common stock, prorated to no more than $57,267,325 in cash and 4,444,205 shares of BNC common stock; and
•	less than $18.90, each share of the HPTB common stock would be converted into (i) cash in the amount of $300, or (ii) 15.8730 shares of BNC common stock, prorated to 40.5% cash and 59.5% BNC common stock.

Although each HPTB shareholder may elect to receive cash or stock, if the aggregate cash elections are greater than the cash election maximum, each cash election will be reduced pro rata based on the amount that the aggregate cash elections exceed the cash election maximum. Alternatively, if the aggregate stock elections are greater than the stock election maximum, each stock election will be reduced pro rata based on the amount that the aggregate stock elections exceed the stock election maximum.

For example, assuming a VWAP of $26.00, if you elect to receive cash for 1,000 shares of HPTB common stock and the aggregate cash elections exceed by 10% the cash election maximum (which cash election maximum figure would be 141,263 assuming that there are 470,876 shares of HPTB common stock outstanding at the time of the merger), the shares for which you will be paid cash will be reduced to the number determined by dividing your cash election shares by the aggregate cash election shares and multiplying that quotient by the 141,263 cash election maximum. This proration will result in you receiving cash for 909 of your HPTB shares and being treated as if you had elected to receive BNC common stock for your remaining 91 shares.

BNC will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of BNC common stock that you would otherwise be entitled to receive in an amount equal to such fraction multiplied by the VWAP.

At the time you vote with respect to the merger agreement, you will not know the number of shares of BNC common stock you will receive as a result of the merger.

The Merger Agreement

The material features of the merger agreement are summarized below, and qualified in their entirety by reference to the merger agreement, which is attached as Appendix A to these materials.

Effective Date of the Merger

The merger agreement provides that the merger will be effective upon the approval of the merger agreement by the shareholders of HPTB and the filing of the articles of merger reflecting the merger with the North Carolina Secretary of State and the certificate of merger reflecting the merger with the Delaware Secretary of State.

The merger and the bank merger must be approved by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the North Carolina Office of the Commissioner of Banks. Management of BNC and HPTB anticipate that the merger will become effective during the second half of 2016.

Terms of the Merger

If HPTB shareholders approve the merger agreement, subject to the receipt of required regulatory approvals and the satisfaction of the other closing conditions set forth in the merger agreement, HPTB will be merged with and into BNC (the “merger”). In connection with the merger, HPTB shareholders will receive BNC common stock or cash in exchange for each share of their HPTB common stock, subject to proration as previously described. Following the merger, the articles of incorporation, as amended, amended and restated bylaws, corporate identity, and existence of BNC will not be changed, and HPTB will cease to exist as a separate entity. BNC shareholders will continue to hold their existing BNC common stock.

If, prior to the merger closing, the outstanding shares of HPTB common stock or BNC common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or if a record date prior to the merger closing is established with respect to any such change in capitalization, then an appropriate and proportionate adjustment will be made to the number of shares of BNC common stock to be delivered pursuant to the merger in exchange for a share of HPTB common stock.

Following the merger, HPTB’s subsidiary, High Point Bank and Trust Company, will be merged with and into Bank of North Carolina, a wholly-owned North Carolina bank subsidiary of BNC. Bank of North Carolina will be the surviving bank (the “bank merger”).

Registration of BNC Common Stock

As a condition to the merger, BNC agreed to register with the SEC the shares of BNC common stock to be exchanged for shares of HPTB common stock and to maintain the effectiveness of such registration through the issuance of such shares in connection with the closing of the merger. However, such registration will not cover resales of BNC common stock by any former holders of HPTB common stock, and BNC is under no obligation to maintain the effectiveness of such registration, or to prepare and file any post-effective amendments to such registration, after the issuance of such shares in connection with the closing of the merger.

Representations and Warranties Made by BNC and HPTB in the Merger Agreement

BNC and HPTB have made certain customary representations and warranties to each other in the merger agreement. For information on these representations and warranties, please refer to the merger agreement attached as Appendix A. The representations and warranties in the merger agreement do not survive the effective time of the merger.

The representations, warranties and covenants included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of BNC and HPTB, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between BNC and HPTB rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors.

The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this document and in the documents incorporated by reference into this document. BNC will provide additional disclosures in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws.

Certain representations and warranties of BNC and HPTB are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either BNC or HPTB, shall mean any change, event, development, violation, effect or circumstance which, individually or in the aggregate, (i) has, or is reasonably likely to have, a material adverse effect on the business, operations, properties, assets, financial condition or prospects of BNC or HPTB, respectively, on a consolidated basis, or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of BNC or HPTB, respectively, to timely consummate the transactions contemplated by the merger agreement or to perform its agreements or covenants under the merger agreement; provided, that a “material adverse effect” shall specifically exclude any adverse effect attributable to or resulting from:

•	any change in banking laws, rules or regulations of general applicability;
•	any change in U.S. generally accepted accounting principles or regulatory accounting principles applicable to banks or their holding companies generally;
•	any action or omission expressly required by the merger agreement or taken with the express prior written consent of the other party to the merger agreement;
•	general changes in national economic, monetary, market or financial conditions affecting financial institutions, including changes in prevailing interest rates, inflation, credit markets, or capital market conditions, except, in all cases, to the extent such changes disproportionately affect HPTB;
•	changes in national political conditions, including the outbreak or escalation of acts of terrorism; or
•	the public disclosure of the merger agreement or the transactions contemplated by the merger agreement.

Termination and Conditions of Closing

The merger agreement may be terminated at any time either before or after approval of the merger agreement by the shareholders of HPTB, but not later than the effective date of the merger:

(1)	by mutual written agreement of BNC and HPTB;

(2)	by either party, if after the date of the merger agreement, any events or occurrences have occurred and are continuing that, individually or in the aggregate have had or would reasonably be expected to have a material adverse effect on the other party;
(3)	by either party, if the terms, covenants or conditions of the merger agreement to be complied with or performed by the other party before the closing have not been substantially complied with or substantially performed at or before the closing date and such noncompliance or nonperformance has not been waived by such party, or in the event of a material breach by the other party of any covenant, agreement, or obligation contained in the merger agreement which breach has not been cured within twenty days after the giving of written notice to the other party of such breach or, if such breach is not capable of being cured within twenty days, the other party has not begun to cure such breach within twenty days after such written notice;
(4)	by BNC, if it learns of any fact or condition not disclosed in the merger agreement, the disclosure memorandum delivered in connection with the merger agreement, or HPTB’s financial statements, which fact or condition was required to be disclosed by HPTB pursuant to the provisions of the merger agreement and which fact or condition would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on HPTB;
(5)	by either party, if any regulatory approval required to be obtained has been denied by the relevant governmental entity or any governmental entity of competent jurisdiction has issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement;
(6)	by BNC, if the holders of more than 10% of the outstanding shares of HPTB common stock elect to exercise their statutory right to dissent from the merger and demand payment in cash for the “fair value” of their shares of HPTB common stock;
(7)	by either party, if the closing date shall not have occurred on or before November 13, 2016, unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party under the merger agreement;
(8)	by either party, if the merger agreement is not approved by any required vote of the HPTB shareholders as required by applicable law; or
(9)	by HPTB if, prior to obtaining the required vote of the HPTB shareholders, the board of directors has effected an adverse recommendation change.

HPTB may only terminate the merger agreement pursuant to (9) listed above so long as HPTB complies with its obligations discussed under “Limitation on Discussion with Others” below and:

•	HPTB’s board of directors determines in good faith, after consultation with HPTB’s financial advisor and outside counsel, that it has received an acquisition proposal (that did not result from a breach of the merger agreement) that is a superior proposal;
•	HPTB’s board of directors determines in good faith, after consultation with HPTB’s outside counsel, that a failure to accept such superior proposal would be reasonably likely to constitute a breach of the fiduciary duties of the members of the board of directors of HPTB;
•	HPTB’s board of directors provides written notice to BNC of its receipt of the superior proposal and its intent to announce an adverse recommendation change on the third business day following delivery of such notice, which notice shall specify the material terms and conditions of the superior proposal (it being understood that any amendment to any material term of such superior proposal shall require a new written notice);
•	after providing such written notice, HPTB negotiates in good faith with BNC (if requested by BNC) and provides BNC reasonable opportunity during the three business day period following the written notice to make such adjustments in the terms and conditions of the merger agreement as would enable HPTB’s board of directors to proceed without an adverse recommendation change (provided, however, that BNC shall not be required to propose any such adjustments); and
•	HPTB’s board of directors, following such three business day period, determines in good faith, after consultation with HPTB’s financial advisor and outside counsel, that such acquisition proposal nonetheless continues to constitute a superior proposal and that failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of the members of the board of directors of HPTB.

The term “adverse recommendation change” means (i) the withdrawal, qualification or modification, or public proposal to withdraw, qualify or modify, in a manner adverse to BNC, the recommendation of the board of directors of HPTB that the HPTB shareholders adopt and approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, or (ii) the approval or recommendation, or public proposal to approve or recommend, any acquisition proposal.

The term “acquisition proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, rights offering, share exchange, business combination or similar transaction, involving HPTB or any of its subsidiaries; and (ii) any acquisition by any person resulting in, or proposal or offer, which, if consummated, would result in, any person becoming the beneficial owner, directly or indirectly, of 10% or more of the total voting power of any class of equity securities of HPTB or any of its subsidiaries, or 10% or more of the consolidated total assets of HPTB, in each case, other than the transactions contemplated by the merger agreement.

The term “superior proposal” means any acquisition proposal with respect to which the board of directors of HPTB (i) determines in good faith that such acquisition proposal, if accepted, is reasonably likely to be consummated on a timely basis, taking into account all legal, financial, regulatory and other aspects of the acquisition proposal and the third party making the acquisition proposal, and (ii) determines in good faith judgment (based on, among other things, the advice of HPTB’s financial advisor) to be more favorable to HPTB’s shareholders than the merger taking into account all relevant factors (including whether, in the good faith judgment of the board of directors of HPTB, after obtaining advice of HPTB’s financial advisor, the third party making such acquisition proposal is reasonably able to finance the transaction and close it timely, and any proposed changes to the merger agreement that may be proposed by BNC in response to such acquisition proposal).

HPTB must pay to BNC a termination fee of approximately $4.2 million if, while an acquisition proposal is outstanding or after such an offer has been accepted, (i) either party terminates the merger agreement pursuant to (7) listed above, (ii) HPTB terminates the merger agreement other than pursuant to (2) or (3) listed above, or (iii) BNC terminates the merger agreement after an adverse recommendation change.

The following summarizes the required conditions of closing:

•	approval of the merger agreement by at least a majority of the outstanding shares of HPTB common stock held by HPTB shareholders;
•	approval of the merger and the bank merger by all government authorities having jurisdiction over such transactions, including the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, and the North Carolina Commissioner of Banks;
•	no order, injunction, decree or judgment preventing the consummation of the merger or the other transactions contemplated by the merger agreement issued by any court or governmental body or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or the other transactions contemplated by the merger agreement shall be in effect;
•	no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the merger;
•	effectiveness of the registration statement of BNC relating to the shares of BNC common stock to be issued to HPTB shareholders in the merger, of which this document forms a part;

•	the accuracy of the representations and warranties of each party in the merger agreement as of the date of the merger agreement and the day on which the merger is completed, subject to the materiality standards provided in the merger agreement;
•	the performance by each party in all material respects of all agreements and covenants required to be performed by it at or prior to the effective time of the merger under the merger agreement;
•	the delivery of officers’ certificates, secretary’s certificates and certificates of valid existence to BNC and HPTB by the other; and
•	receipt by each of BNC and HPTB of an opinion of its respective legal counsel as to certain tax matters.

Surrender of Certificates and Election of Consideration

An election form together with a letter of transmittal and instructions for electing the merger consideration to be received for each share of HPTB common stock and effecting the surrender of certificates representing such holder’s shares of HPTB common stock to BNC’s exchange agent, Computershare, in order to receive payment of the consideration from BNC in connection with the merger will be mailed no later than five business days after the closing date of the merger to each holder of HPTB common stock of record at the effective time of the merger. Each election form will permit a holder of HPTB common stock to elect to receive the per share stock consideration or the per share cash consideration with respect to each share of such holder’s HPTB common stock, subject to proration as described above.

Upon the surrender of certificates representing such holder’s shares of HPTB common stock for cancellation to BNC’s exchange agent, Computershare, and delivery of the letter of transmittal, duly executed and properly completed, with respect to such certificates, the record holder of such certificates will be entitled to receive in exchange therefore the merger consideration to be paid therefor pursuant to the terms of the merger agreement. No interest will be paid or accrue on any cash payable upon surrender of any certificate representing shares of HPTB common stock.

Until a holder delivers HPTB common stock, as applicable, to BNC, the holder may not receive payment of any dividends or other distributions on shares of BNC common stock into which his, her, or its shares of HPTB common stock have been converted, if any.

Required Shareholder Approval of the Merger

The holders of a majority of the outstanding shares of HPTB common stock entitled to vote at the annual meeting must approve the merger agreement for the merger to be completed. Abstentions from voting and broker non-votes will be included in determining whether a quorum is present and will have the effect of a vote against the merger agreement.

As of May 13, 2016, the record date for determining the shareholders entitled to notice of and to vote at the annual meeting, the outstanding voting securities of HPTB consisted of 470,876 shares of common stock, with each registered holder of HPTB common stock being entitled to one vote per share. As of the record date, HPTB’s directors and 10% or greater shareholders owned 274,721 shares, or 58.34%, of the outstanding HPTB common stock.

Expenses

All expenses incurred by BNC in connection with the merger, including all fees and expenses of its agents, representatives, counsel and accountants and the fees and expenses related to filing these materials and all regulatory applications with state and federal authorities will be paid by BNC. All expenses incurred by HPTB in connection with the merger agreement, including all fees and expenses of its agents, representatives, counsel and accountants will be paid by HPTB.

Conduct of Business of HPTB Pending Closing

The merger agreement provides that, pending consummation of the merger, HPTB will, except with the prior written consent of BNC:

•	conduct its business only in the ordinary course, without the creation of any indebtedness for borrowed money (other than deposit and similar accounts and customary credit arrangements between banks in the ordinary course of business);
•	not enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof);
•	maintain its properties and assets in good operating condition, ordinary wear and tear excepted;
•	maintain and keep in full force and effect all required insurance;
•	make no change in the authorized or issued capital stock or other securities of HPTB, or issue or grant any right or option to purchase or otherwise acquire any of the capital stock or other securities of HPTB;
•	not declare or make any dividend, distribution or payment in respect to the HPTB common stock, other than $0.75 per share per quarter in the ordinary course consistent with past practice, or directly or indirectly redeem, purchase or otherwise acquire any of its capital stock, other than in the ordinary course consistent with past practice;
•	make no amendment to its articles of incorporation or bylaws, and maintain its corporate existence and powers;
•	not acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other entity or division thereof or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to HPTB;
•	not sell, mortgage, lease, buy or otherwise acquire, transfer or dispose of any real property or interest therein (except for sales in the ordinary course of business, including sales of other real estate owned and properties under contract at or above HPTB’s carrying value as of the date of the merger agreement) or, except in the ordinary course of business, sell or transfer, mortgage, pledge or subject to any lien any other tangible or intangible asset;
•	make no loan or extension of credit in an amount in excess of $750,000 (excluding any loan or extension of credit of a smaller amount on an outstanding loan or line of credit in excess of $750,000), or renew or amend any existing loan or extension of credit that is characterized as “Special Mention”, “Substandard”, “Doubtful”, or “Loss” in the books and records of HPTB; provided, however, that HPTB may make a loan or extension of credit in an amount in excess of $750,000, or amend or renew any existing loan that is characterized as “Special Mention”, “Substandard”, “Doubtful”, or “Loss”, in the event BNC shall not have disapproved of such request in writing within five (5) business days upon receipt of such request from HPTB;
•	make no change in the banking and safe deposit arrangements of HPTB, other than in the ordinary course of business, consistent with past practice;
•	not make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of HPTB;
•	except in the ordinary course of business, not terminate, materially amend or waive any material right under any material contract or enter into any contract that would constitute a material contract if it were in effect on the date of the merger agreement;
•	maintain the books and records of HPTB in the usual, regular and ordinary course;
•	not, and will not permit High Point Bank and Trust Company to, prepare or file any tax return inconsistent with past practice or, on any tax return, take any position, make any election, or adopt any method inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods, make or change any express or deemed election related to taxes, change an annual accounting period, adopt or change any method of accounting, file an amended tax return, surrender any right to claim a refund of taxes, enter into any closing agreements with respect to tax, or consent to any extension or waiver of the limitation period applicable to any tax proceedings related to HPTB or High Point Bank and Trust Company;
•	promptly advise BNC orally and in writing of any change or event having, or which would reasonably be expected to have, a material adverse effect;
•	file all reports required to be filed with any regulatory or governmental agencies between the date of the merger agreement and the closing date of the merger and deliver to BNC copies of all such reports promptly after the same are filed;
•	not adopt any new benefit plans or programs or amend any existing benefit plans or programs, the effect of which is to increase benefits to employees, directors, officers or independent contractors or their descendants or beneficiaries or the liabilities of HPTB or its successors; and
•	not grant or enter into any new severance pay, termination pay, retention pay or transaction or deal bonus or arrangement or other benefit plan.

Limitation on Discussion with Others

The merger agreement provides that HPTB may not, and may not authorize or permit any of its affiliates, officers, directors, employees, agents or advisors to, directly or indirectly, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept or consider an acquisition proposal (as defined above). In addition, the merger agreement requires HPTB to immediately cease and cause to be terminated any previously undertaken or ongoing activities, discussions or negotiations with any other third party with respect to any acquisition proposal. Furthermore, if HPTB or any of its affiliates, officers, directors, employees, agents, or advisors receives any communication regarding an acquisition proposal between the date of the merger agreement and the closing date of the merger, then HPTB shall immediately notify BNC of the receipt of such acquisition proposal.

Notwithstanding the foregoing, prior to obtaining the approval of the shareholders of HPTB, the merger agreement does not prohibit HPTB from furnishing nonpublic information regarding HPTB to, or entering into a confidentiality agreement or discussions or negotiations with, any third party in response to a bona fide, unsolicited written acquisition proposal submitted by such third party if: (i) the acquisition proposal did not result from a breach of the merger agreement, (ii) HPTB’s board of directors has determined in good faith, after consultation with its financial advisors and outside counsel, that such acquisition proposal constitutes or is reasonably likely to result in a superior proposal, (iii) HPTB’s board of directors determines in good faith, after consultation with its outside counsel, that a failure to take such action would be reasonably likely to result in a breach of the fiduciary duties of the members of the HPTB board of directors, (iv) (A) HPTB gives BNC prompt (but in no event later than 24 hours) notice (which notice may be oral, and, if oral, shall be subsequently confirmed in writing) (1) of HPTB’s or any of its directors, officers, employees, representatives, agents or advisors receipt of any acquisition proposal (which notice shall include the identity of such person or group and the material terms and conditions of any proposals or offers, including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and (2) of HPTB’s furnishing nonpublic information to, or entering into discussions or negotiations with, such person or group, and (B) HPTB receives from such person or group an executed confidentiality agreement containing terms no less favorable to HPTB than the terms of the confidentiality agreement entered into between HPTB and BNC, and (v) contemporaneously with, or promptly after, furnishing any such nonpublic information to such person or group, HPTB furnishes such nonpublic information to BNC (to the extent such nonpublic information has not been previously furnished by HPTB to BNC). In addition to the foregoing, HPTB shall keep BNC reasonably informed on a prompt basis of the status and material terms of any such acquisition proposal, including any material amendments or proposed amendments as to price and other material terms thereof and any change in HPTB’s intentions with respect to the transactions contemplated by the merger agreement.

Interests of the Directors and Officers of HPTB in the Merger

In considering the recommendation of the HPTB board of directors with respect to the merger agreement, HPTB shareholders should be aware that the executive officers and directors of HPTB have certain interests in the merger that may be different from, or in addition to, the interests of HPTB shareholders generally. The HPTB board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby and making its recommendation that HPTB shareholders vote to approve the merger agreement. These interests are described in further detail below. For purposes of all HPTB agreements and plans described below, the completion of the merger contemplated by the merger agreement will constitute a change of control, change in control or other term of similar meaning.

Indemnification and Insurance

For a period of six years after the effective time of the merger, BNC has agreed to indemnify, defend and hold harmless the present and former directors and executive officers of HPTB (each, an “indemnified party”) against all liabilities arising out of, resulting from or related to any claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative (each, a “claim”), in which an indemnified party is, or is threatened to be made, a party or witness arising out of the fact that such indemnified party is or was a director or officer of HPTB (or, at HPTB’s request, was a director, officer, manager or trustee of, or in a similar capacity with, another HPTB entity or HPTB employee benefit plan) prior to the effective time of the merger if such claim pertains to any matter of fact arising, existing or occurring at or before the effective time of the merger (including the merger and the other transactions contemplated by the merger agreement), regardless of whether such claim is asserted or claimed before, or after, the effective time of the merger, to the fullest extent permitted by applicable law. BNC shall promptly pay reasonable expenses (including reasonable attorneys’ fees) in advance of the final disposition of any such claim to each indemnified party to the fullest extent permitted by applicable law upon receipt of an undertaking to repay such advance payments if the indemnified party is adjudicated not to be entitled to indemnification pursuant to the terms of the merger agreement. BNC shall not have any obligation hereunder to any indemnified party when and if a court of competent jurisdiction shall determine, and such determination shall have become final and non-appealable, that the indemnification of such indemnified party is prohibited by applicable law (including any law promulgated, interpreted or enforced by any regulatory authority).

Prior to the effective time of the merger, BNC has agreed to, at its expense, amend, modify or obtain directors’ and officers’ liability insurance (either through BNC’s existing directors’ and officers’ liability insurance policies or under HPTB’s existing directors’ and officers’ liability insurance policies, in which event HPTB will designate BNC’s insurance broker as HPTB’s broker-of-record, as determined by BNC in its sole discretion) for a period of six years after the closing date of the merger, covering any person who is now, or has been at any time prior to the date of the merger agreement or who becomes prior to the closing date of the merger, a director or officer of HPTB or High Point Bank and Trust Company, who are currently covered by HPTB’s policies on terms similar to such existing insurance. BNC shall not be obligated to make aggregate annual premium payments for such six year period in respect of such policy which exceed 200% of the annual premium payments on HPTB’s current policy in effect as of the date of the merger agreement. If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds 200% of the annual premium payments on HPTB’s current policy in effect as of the date of the merger agreement, BNC shall use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to 200% of the annual premium payments on HPTB’s current policy in effect as of the date of the merger agreement.

Employment Agreements with HPTB’s Executive Officers

HPTB and High Point Bank and Trust Company previously entered into employment agreements with Mr. Williamson and Mr. Eller (as amended, the “Employment Agreements”). In general, the Employment Agreements entitle the executive officers to receive severance payments and benefits upon certain qualifying terminations of their employment. The amount of the payments and benefits depends upon whether such termination occurs during the 24-month period following a “change in control” (as that term is defined in the Employment Agreements). For purposes of the Employment Agreements, the merger will constitute a change in control.

Mr. Williamson and Mr. Eller are entitled to receive the following payments and benefits if they have a qualifying termination of employment within the 24-month period following a change in control:

•	If Mr. Williamson’s employment is terminated without “cause” (as defined below) or he resigns from employment after a “control termination event” (as defined below), he is entitled to receive continued base salary, at the rate in effect on the termination date, for 36 months in the case of a change in control that occurs before January 1, 2018 (or in the case that the change in control occurs on or after January 1, 2018, for a period of months equal to 36 minus the number of full monthly periods that have elapsed between the effective date of the change in control and the date his employment terminated). In addition, Mr. Williamson is entitled to receive payments covering the cost of COBRA continuation coverage under HPTB’s or a successor’s health insurance plan for 12 months or, if earlier, until he becomes eligible for health insurance plans and programs provided by a subsequent employer.
•	If Mr. Eller’s employment is terminated without “cause” (as defined below) or he resigns from employment after a “termination event” (as defined below), he is entitled to receive continued payment of base salary, at the rate in effect on the termination date, for a number of months equal to 36 minus the number of full monthly periods that have elapsed between the effective date of the change in control and the termination date. Mr. Eller is also entitled to receive payments covering the cost of COBRA continuation coverage under HPTB’s or a successor’s health insurance plan for 12 months or, if earlier, until he becomes eligible for health insurance plans and programs provided by a subsequent employer.

These payments and benefits are contingent upon the executive officer’s compliance with certain non-competition and confidentiality provisions in the Employment Agreements. The non-competition provision is in effect during employment and for the 12-month period following termination of the executive officer’s employment. The confidentiality provision is in effect during employment and at all times following termination of the executive officer’s employment for any reason or termination of the executive officer’s Employment Agreement.

For purposes of the Employment Agreements, “cause” generally means: (i) material breach by the executive officer of the terms or conditions of his Employment Agreement or HPTB’s code of conduct; (ii) failure of the executive officer to materially perform and discharge the duties or responsibilities associated with his position; (iii) the executive officer’s willful misconduct, insubordination or conduct which is materially detrimental to the business or will likely have an adverse effect on the business or its reputation; (iv) the executive officer’s material violation of any applicable federal or state law or any applicable rule, regulation, order or statement of policy promulgated by any governmental agency or authority have jurisdiction over HPTB or High Point Bank and Trust Company that results from such executive officer’s negligence, willful misconduct or intentional disregard of such law, rule, regulation order or policy and results in any substantial damage, monetary or otherwise, to HPTB or High Point Bank and Trust Company or to their reputations; (v) High Point Bank and Trust Company’s board of directors has a good faith belief that the executive officer has committed an act of fraud, embezzlement, theft or dishonesty in the course of employment; (vi) the executive officer’s conviction of any criminal offense involving dishonesty or breach of trust; (vii) the occurrence of an event or circumstance which causes the High Point Bank and Trust Company’s board of directors to believe in good faith that the executive officer is disqualified from serving as an officer or employee of either HPTB or High Point Bank and Trust Company; (viii) the executive officer is removed, suspended, or prohibited from participating in the conduct of HPTB’s or High Point Bank and Trust Company’s affairs, or if proceedings for that purpose are commenced, by any regulatory authority or such regulatory authority requests or recommends such executive officer be removed from his position; or (ix) the executive officer is excluded by the carrier or underwriter from coverage, or coverage is limited compared to other officers, under HPTB and High Point Bank and Trust Company’s then current “blanket bond” or other fidelity bond or insurance policy covering its officers and employees or High Point Bank and Trust Company’s board of directors believes, in good faith, the executive officer will be excluded from such coverage.

A “control termination event” or “termination event” generally means, without the executive officer’s express written consent: (i) a material reduction in base salary below the annual rate in effect at the time of a change in control occurs (or as the same shall be increased from time to time following the change in control); (ii) the executive officer’s life insurance, medical or hospitalization insurance, disability insurance or similar plans or benefits provided by HPTB or High Point Bank and Trust Company as of the effective date of the change in control are reduced in their level, scope or coverage or are eliminated without being replaced with substantially similar plans or benefits, such that the reduction or elimination causes a material breach by

High Point Bank and Trust Company (or any successor) of the terms of the Employment Agreement, unless such reduction or elimination applies proportionately to all salaried employees of High Point Bank and Trust Company who participated in such plans or benefits prior to the change in control; (iii) the executive officer is transferred to a job location which is more than 50 miles from his principal work location as of the effective date of the change in control; (iv) if HPTB or High Point Bank and Trust Company continues to exist as a separate entity following the change in control, such executive officer’s duties or responsibilities are materially reduced such that he no longer serves in the same position with HPTB or High Point Bank and Trust Company that he occupied immediately prior to the change in control; (v) for Mr. Williamson, if HPTB or High Point Bank and Trust Company no longer exists as a separate entity following the change in control, his duties or responsibilities are materially reduced such that he is not designated as and does not serve as an executive officer of the successor entity or report directly to the successor entity’s Chairman, President or Chief Executive Officer or (vi) for Mr. Eller, if HPTB or High Point Bank and Trust Company no longer exists as a separate entity following the change in control, his duties or responsibilities are materially reduced such that he is not designated as and does not serve as an officer of the successor entity at a level of management that is substantially equivalent to his position with High Point Bank and Trust Company prior to the change in control or report directly to an officer of the successor entity who is in a position or at a level of management that is substantially equivalent to the High Point Bank and Trust Company officer to whom Mr. Eller reported, or by whom he was supervised, prior to the change in control. The executive officer must, within 30 days following the occurrence of the control termination event or termination event, as applicable, give written notice to High Point Bank and Trust Company describing the relevant event and his intent to terminate his employment as a result. Following receipt of the notice, High Point Bank and Trust Company shall have 30 days within which to cure or remedy the control termination event or the termination event, as applicable.

Supplemental Retirement Arrangements for HPTB’s Executive Officers

Mr. Williamson’s SERP Agreement.  Effective March 28, 2011, High Point Bank and Trust Company entered into a supplemental executive retirement agreement with Mr. Williamson (as amended, the “SERP Agreement”). Under the SERP Agreement Mr. Williamson is entitled to receive a retirement benefit payable as a joint and survivor lifetime annuity of $8,500 per month beginning after the later of his normal retirement date (January 1, 2021) or his delayed retirement date (the date on which Mr. Williamson leaves employment). The amount of the retirement benefit and the manner in which it will be paid are not affected by the occurrence of a “change in control” (as defined in the SERP Agreement).

1995 Supplemental Executive Retirement Plan.  Effective January 1, 1995, High Point Bank and Trust Company adopted a nonqualified supplemental executive retirement plan (as amended, the “1995 SERP”) in which Mr. Eller is a participant. Under the 1995 SERP, Mr. Eller is entitled to receive monthly annuity payments for 15 years, which are calculated based on 60% of Mr. Eller’s highest average compensation for the five year period during the ten years preceding his termination of employment, and subtracting from that amount the retirement benefit payable to Mr. Eller under the High Point Bank and Trust Company Pension Plan. If within one year following a change in control Mr. Eller’s employment is terminated as a result of such change in control or the 1995 SERP is terminated, Mr. Eller will be paid the actuarial present value of his projected retirement benefit in a single lump sum cash payment within 30 days following the date on which the termination of employment or plan termination occurs (as applicable). For purposes of the 1995 SERP, the merger will constitute a change in control. If Mr. Eller’s employment is terminated within one year following a change in control it will be deemed to be as a result of such change in control unless such termination is: (i) due to death or retirement, (ii) for “good cause” or (iii) by Mr. Eller for “good reason” (each as defined below). Mr. Eller will immediately forfeit the right to receive any benefit under the 1995 SERP if he violates the non-competition, non-solicitation or confidentiality provisions of the 1995 SERP.

For purposes of the 1995 SERP, “good cause” generally means termination of Mr. Eller’s employment on account of drunkenness or use of narcotics to the extent it materially affects his ability to perform his duties; Mr. Eller’s conviction of a felony or serious misdemeanor involving moral turpitude, embezzlement or theft from the company; or performance of any other willful acts by Mr. Eller which he knew or reasonably should have known would be materially detrimental to the business of High Point Bank and Trust Company. “Good reason” generally means, without Mr. Eller’s express written consent, the assignment to him of any duties inconsistent with his position, duties, responsibilities and status immediately prior to a change in control; a change in his reporting responsibilities, titles or offices as in effect immediately prior to a change in control; or any removal of him from or any failure to re-elect him to any of such positions.

2005 Supplemental Executive Retirement Plan.  Effective January 1, 2005, High Point Bank and Trust Company adopted a nonqualified supplemental executive retirement plan (as amended, the “2005 SERP”) in which Mr. Eller is a participant. Under the 2005 SERP, Mr. Eller is entitled to receive monthly annuity payments for 15 years, which are calculated based on 60% of Mr. Eller’s highest average compensation for the five year period during the ten years preceding his termination of employment, and subtracting from that amount the retirement benefit payable to Mr. Eller under the High Point Bank and Trust Company Pension Plan and under the 1995 SERP. If within one year following a change in control Mr. Eller incurs a “separation from service” (as defined in the 2005 SERP), but excluding his death or disability, then Mr. Eller will be paid the actuarial present value of his projected retirement benefit as a lump sum cash payment within 30 days following Mr. Eller’s separation from service. For purposes of the 2005 SERP, the merger will constitute a change in control. Mr. Eller will immediately forfeit the right to receive any benefit under the 2005 SERP if he violates the non-competition, non-solicitation or confidentiality provisions of the 2005 SERP.

Compensation Arrangements Affecting Directors

Mr. Myers is currently receiving a benefit under the 1995 SERP in connection with his prior employment with High Point Bank and Trust Company and will continue to do so following the merger provided that he complies with the non-competition, non-solicitation or confidentiality provisions of the 1995 SERP.

Mr. Myers is currently receiving a benefit under the 2005 SERP in connection with his prior employment with High Point Bank and Trust Company and will continue to do so following the merger provided that he complies with the non-competition, non-solicitation or confidentiality provisions of the 2005 SERP.

Benefit Security Trust

HPTB and High Point Bank and Trust Company have established a trust to provide a degree of financial security for its unfunded obligations under various executive compensation arrangements, including the Employment Agreements, the SERP Agreement, the 1995 SERP and the 2005 SERP. The assets of the trust would be subject to the claims of HPTB’s and High Point Bank and Trust Company’s creditors in the event of their insolvency. HPTB and High Point Bank and Trust Company are required to contribute an amount to the trust equal to no less than 100% and no more than 120% of the total compensation and benefits potentially payable under such executive compensation arrangements after the occurrence of a change in control. In addition, they are required to fund a reserve that equals the lesser of the estimated trustee fees and expenses for one year or $50,000. For purposes of the trust, the merger will constitute a change in control.

The Rabbi Trust is irrevocable until participants and their beneficiaries are no longer entitled to payments under the covered plans and agreements, but may be amended or revoked by agreement of the trustee, High Point Bank and Trust Company, and a committee of individual beneficiaries of the Rabbi Trust.

Employment with BNC

The merger agreement does not contain provisions that require the continued employment by BNC of any of HPTB’s executive officers or other employees. As described above, the merger agreement provides for continuation of certain benefits and other agreements with certain HPTB employees, and for BNC to assume and perform certain agreements that provide for compensation to HPTB executive officers.

The parties to the merger agreement expect that a substantial number of HPTB and High Point Bank and Trust Company employees will continue to be employed by BNC after consummation of the merger, and the merger agreement provides that BNC will provide such employees who continue employment with BNC employee benefits on terms and conditions substantially similar to those currently provided to similarly situated BNC employees.

The parties have discussed that Thomas L. Eller, Senior Executive Vice President, Chief Financial Officer of HPTB, may be offered a part-time position with BNC as a non-executive employee or consultant upon the closing of the merger.

In addition, the parties expect that Matthew McInnis, Executive Vice President of HPTB, will become a consultant of BNC after consummation of the merger, with compensation to Mr. McInnis that is substantially equivalent to the compensation being paid to Mr. McInnis by HPTB prior to the merger.

BNC has agreed to provide to officers and employees of HPTB and High Point Bank and Trust Company who continue employment with BNC or its subsidiaries employee benefits under employee benefit plans, on terms and conditions substantially similar to those currently provided to similarly situated BNC officers and employees.

Differences in Legal Rights between Shareholders of HPTB and BNC

Following the merger you will no longer be a HPTB shareholder and your rights as a shareholder will no longer be governed by HPTB’s certificate of incorporation and bylaws and the DGCL. You will be a BNC shareholder and your rights as a BNC shareholder will be governed by BNC’s articles of incorporation, as amended, and amended and restated bylaws and the North Carolina Business Corporation Act. Your former rights as a HPTB shareholder and your new rights as a BNC shareholder are different in certain ways, including the following:

	HPTB Shareholder Rights	BNC Shareholder Rights
Authorized, Issued and Outstanding Capital Stock	HPTB is authorized to issue 540,000 shares of common stock, $5.00 par value per share. As of May 17, 2016, there were 470,876 shares of common stock outstanding.	BNC is authorized to issue 80,000,000 shares of common stock, no par value per share, and up to 20,000,000 shares of preferred stock, no par value per share. Of the 80,000,000 shares of common stock, 20,000,000 shares are classified as non-voting common stock, no par value per share. As of May 17, 2016, there were 40,866,741 shares of common stock outstanding, of which 4,820,844 were non-voting shares of common stock, and no shares of preferred stock outstanding.
Number of Directors	The bylaws, as amended, of HPTB provide that the number of directors will be not less than 5 and not more than 10, with the actual number of directors to be determined by the HPTB board of directors. The HPTB board of directors currently consists of 8 directors.	The articles of incorporation, as amended, of BNC provide that the number of directors will be not less than 5 and not more than 30, with the actual number of directors to be determined by BNC board of directors. The BNC board of directors currently consists of 15 directors.
Structure of Board	The bylaws, as amended, of HPTB provide that the terms of office for directors continue until their death, resignation, retirement, removal, disqualification, or until their successors are elected and qualified. HPTB directors generally serve one-year terms.	So long as BNC has 9 or more directors, the directors shall be divided into three classes, with each class elected to staggered three-year terms so that the terms of approximately one-third of the directors expire each year. If BNC has fewer than
9 directors, then each director shall be elected to a term ending at the next succeeding annual meeting. If the number of directors falls below 9 during a year, that does not shorten the term of any incumbent director. BNC has more than
9 directors and therefore has a staggered board of directors.

	HPTB Shareholder Rights	BNC Shareholder Rights
Removal of Directors	The bylaws, as amended, of HPTB provide that any director may be removed from office, with or without cause, by a vote of shareholders holding a majority of the shares entitled to vote at an election of directors.	Under the amended and restated bylaws of BNC, any director may be removed at any time with or without cause by a vote of the shareholders if the number of votes cast to remove such director exceeds the number of votes cast not to remove such director. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. A director may not be removed by the shareholders at a meeting unless the notice of that meeting states that the purpose, or one of the purposes, of the meeting is the removal of the director.
Filling Vacancies on the Board	The bylaws, as amended, of HPTB provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority vote of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), the Delaware Court of Chancery may, upon application of any shareholder or shareholders owning at least 10% of the total number of the shares of HPTB common stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.	Vacancies of the BNC board of directors, including a vacancy resulting from an increase in the number of directors or from the failure of the shareholders to elect the full authorized number of directors, may be filled by the shareholders or by the BNC board of directors, whichever group acts first. The BNC board of directors may fill the vacancy by majority vote of the remaining directors, though less than a quorum, or by the sole remaining director. If the vacant office was held by a director elected by a voting group, only that voting group or the remaining director(s) elected by that voting group are entitled to fill that vacancy. The term of a director elected to fill a vacancy expires at the next meeting of shareholders at which directors are elected.
Annual Meeting of Shareholders	The bylaws, as amended, of HPTB provide that the annual meeting of shareholders will be held at the designated location on such date during the first six months of each year as shall be determined by the chairman of the board of directors, HPTB’s president or the board of directors.	BNC’s amended and restated bylaws provide that an annual meeting will be held within 175 days of the end of the calendar year, as may be determined by the board of directors.

	HPTB Shareholder Rights	BNC Shareholder Rights
Shareholder Ability to Call Special Meetings	The bylaws, as amended, of HPTB provide that special meetings of the shareholders may be called at any time by the chairman of the board of directors, HPTB’s president or secretary, and will be called by the president or secretary at the request in writing of a majority of the board of directors.	The amended and restated bylaws of BNC provide that special meetings of the BNC shareholders may be called by BNC’s Chief Executive Officer, President, the Chairman or Vice Chairman of BNC’s board of directors or BNC’s board of directors.
Shareholder Voting	If a quorum is present, the vote of the holders of a majority of the voting shares present at the meeting (in person or by proxy) shall constitute approval of the matter subject to the vote, except in the following circumstances:	If a quorum exists, action on a matter by a voting group is approved if the votes cast in favor of the action exceed the votes cast against the action, except in the following circumstances:
• in a vote to elect directors at an annual meeting of the shareholders, the persons who receive the highest number of votes are elected (as long as a quorum is present); and

  •

the affirmative vote of 75% of the then outstanding voting shares of BNC, voting separately as a class, is required for the authorization of a merger or other business combination; provided that such heightened voting requirement shall not be required for certain business combination transactions meeting certain exceptions in Article VII of BNC’s amended articles of incorporation;

  •

the affirmative vote of a majority of the outstanding shares entitled to vote is required for the approval of certain fundamental changes to HPTB, including but not limited to a merger, consolidation, sale of substantially all of HPTB’s assets and voluntary dissolution of HPTB.

  •

the affirmative vote of a majority of the votes entitled to be cast is required for the approval of certain fundamental changes to BNC, including but not limited to a business combination outside the scope of Article VII of BNC’s amended articles of incorporation (voting by voting group required for certain transactions) and voluntary dissolution of BNC;

  •

the affirmative vote of the holders of at least 75% of the outstanding voting shares is required to amend Article VII of BNC’s amended articles of incorporation (relating to shareholder voting rights in connection with mergers and business combinations); and

• in a vote to elect directors at an annual meeting of the shareholders, the persons who receive the highest number of votes are elected (as long as a quorum is present).

	HPTB Shareholder Rights	BNC Shareholder Rights
Amendments to Articles of Incorporation	The DGCL provides that an amendment to a Delaware corporation’s certificate of incorporation requires a board resolution stating the advisability of the amendment and approval by the holders of a majority of the outstanding capital stock of each class entitled to vote thereon, unless a greater vote is required by the certificate of incorporation. HPTB’s certificate of incorporation is silent with respect to amendments to HPTB’s certificate of incorporation. Under the DGCL, no meeting or vote of the shareholders is required for the following changes: (1) to change the corporation’s name; (2) to delete provisions of the original certificate of incorporation which name the incorporator(s), the initial board of directors and/or the original subscribers for shares; and (3) to delete provisions contained in any amendment to the certificate of incorporation as were necessary to effect a change, exchange, reclassification, subdivision, combination or cancellation of stock, if such change, exchange, reclassification, subdivision, combination or cancellation has become effective.	Except as provided below, amendments to BNC’s amended articles of incorporation must be approved by a majority vote of the BNC board of directors and also by a vote of the shareholders entitled to vote on the matter in which more votes are cast in favor of the amendment than against the amendment; provided, however, that the following amendments may require a different vote:
• matters covered by the North Carolina Business Corporation Act Section 55-10-02, which may be adopted by a vote of the board of directors; and
• the amendment or repeal of Article VII of the amended articles of incorporation (as described above).
Amendments to Bylaws	The bylaws, as amended, of HPTB provide that the bylaws, as amended, of HPTB may be altered, amended or repealed and new bylaws may be adopted at any regular meeting of the board of directors or shareholders, or at any special meeting of the board of directors or shareholders if notice of such alteration, amendment, repeal or adoption, is contained in the notice of such special meeting.	The amended and restated bylaws of BNC may be amended by a majority vote of the BNC board of directors or by a vote of the shareholders of BNC; provided that no bylaw adopted, amended or repealed by the shareholders shall be readopted, amended or repealed by BNC’s board of directors unless such action is authorized by BNC’s amended articles of incorporation or a bylaw adopted by the shareholders.

	HPTB Shareholder Rights	BNC Shareholder Rights
Indemnification of Directors and Officers and Limitation of Director Liability	The bylaws, as amended, of HPTB provide that HPTB must indemnify its officers, directors, employees and agents to the maximum extent permitted by the DGCL. The certificate of incorporation of HPTB provides that no director will be personally liable to HPTB or its shareholders for monetary damages for breach of fiduciary duty as a director for any act or omission occurring subsequent to the date when the certificate of incorporation became effective, except that a director may be liable (i) for any breach of the director’s duty of loyalty to HPTB and its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. HPTB’s certificate of incorporation further provides that, to the full extent permitted by Section 145 of the DGCL, HPTB must indemnify all persons whom it may indemnify pursuant thereto.	BNC’s amended and restated bylaws provide that its officers, directors, employees, and agents or anyone serving at the request of BNC as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan shall have a right to be indemnified to the full extent allowed by applicable law against liability and litigation expense arising out of such status or activities in such capacity. BNC’s amended articles of incorporation provide that, to the fullest extent provided by the North Carolina Business Corporation Act, no director or former director shall be personally liable to BNC or any of its shareholders or otherwise for monetary damages for breach of any duty as a director.

Dividends

BNC declared cash dividends of $0.05 per share of common stock in the first quarter of 2016, and $0.20 per share of common stock in each of 2015, 2014, and 2013. BNC intends to continue paying cash dividends, but the amount and frequency of cash dividends, if any, will be determined by BNC’s board of directors in its sole discretion after consideration of certain non-financial and financial factors including earnings, capital requirements, and the financial condition of BNC, and will depend on cash dividends paid to it by Bank of North Carolina. The ability of Bank of North Carolina to pay dividends to it is restricted by certain regulatory requirements.

HPTB declared and paid per share cash dividends in the amounts of $0.75 in the first quarter of 2016, $3.00 during 2015, $2.40 during 2014, and $1.50 for 2013. (Due to uncertainty regarding changes to federal income tax rates, the per share dividend of $0.50 that would have been paid in January 2013 was paid in late 2012.) The amount and frequency of HPTB dividend payments is determined by HPTB’s board of directors in its sole discretion, taking into consideration various financial and non-financial factors, including earnings, capital requirements, and the financial condition of HPTB, and any such dividends are dependent upon dividends paid to HPTB by High Point Bank and Trust Company. The ability of High Point Bank and Trust Company to pay dividends to HPTB is restricted by certain regulatory requirements.

Accounting Treatment

The merger will be accounted for as a purchase for financial reporting and accounting purposes under generally accepted accounting principles in the United States. After the merger, the results of operations of HPTB will be included in the consolidated financial statements of BNC. The merger consideration will be allocated based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over fair value of the net tangible and identified intangible assets of HPTB acquired will be recorded as goodwill. Any identified intangible asset may be amortized by charges to operations under generally accepted accounting principles in the United States.

Regulatory Approvals

The Board of Governors of the Federal Reserve System (“the “Federal Reserve”), the Federal Deposit Insurance Corporation, and the North Carolina Office of the Commissioner of Banks must approve the merger and the bank merger. In determining whether to grant its approval, those regulators will consider the effect of the merger on the financial and managerial resources and future prospects of the companies and banks concerned and the convenience and needs of the communities to be served.

The review of the merger applications by the Federal Reserve, the Federal Deposit Insurance Corporation and the North Carolina Office of the Commissioner of Banks will not include an evaluation of the proposed transaction from the financial perspective of the individual shareholders of HPTB. Further, no shareholder should construe an approval of the merger application by the Federal Reserve, the Federal Deposit Insurance Corporation or the North Carolina Office of the Commissioner of Banks to be a recommendation that the shareholders vote to approve the proposal. Each shareholder entitled to vote should evaluate the proposal to determine the personal financial impact of the completion of the proposed transaction. Shareholders not fully knowledgeable in such matters are advised to obtain the assistance of competent professionals in evaluating all aspects of the proposal including any determination that the completion of the proposed transaction is in the best financial interest of the shareholder.

Appraisal Rights

Holders of shares of HPTB common stock who meet certain requirements are entitled to seek appraisal rights. Failure to follow precisely any of the statutory requirements could result in the loss of your appraisal rights.

Under Section 262 of the DGCL, holders of shares of HPTB common stock who do not vote in favor of the approval of the merger agreement and who otherwise follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, determined as described below.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this document as Appendix B. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that HPTB shareholders exercise their appraisal rights under Section 262 of the DGCL. Only a holder of record of shares of HPTB common stock is entitled to demand appraisal of the shares registered in that holder’s name. A person having a beneficial interest in shares of common stock of HPTB held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. If you hold your shares of HPTB common stock through a broker, bank or other nominee and you wish to exercise appraisal rights, you should consult with your broker, bank or other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

Under Section 262 of the DGCL, where a merger agreement is to be submitted for approval at a meeting of shareholders, the corporation, not less than 20 days prior to the meeting, must notify each of its shareholders as of the record date that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This document shall constitute such notice, and the full text of Section 262 of the DGCL is attached to this document as Appendix B. In connection with the merger, any holder of shares of HPTB common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Appendix B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights. In addition, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, HPTB believes that if a shareholder considers exercising such rights such shareholder should consider seeking legal and financial advice.

Filing Written Demand

Any holder of shares of HPTB common stock wishing to exercise appraisal rights must deliver to HPTB, before the vote on the approval of the merger agreement at the HPTB annual meeting, a written demand for the appraisal of the shareholder’s shares, and that shareholder must not vote in favor of the approval of the merger agreement. A holder of shares of HPTB common stock wishing to exercise appraisal rights must hold the shares of record on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the merger. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the approval of the merger agreement, and it will constitute a waiver of the shareholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a shareholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the approval of the merger agreement or abstain from voting on the approval of the merger agreement. Voting against the approval of the merger agreement or abstaining from voting or failing to vote on the proposal to approve the merger agreement will not by itself constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote on the approval of the merger agreement. The demand must reasonably inform HPTB of the identity of the holder, as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A shareholder’s failure to deliver the written demand prior to the taking of the vote on the approval of the merger agreement at the HPTB annual meeting will constitute a waiver of appraisal rights.

Only a holder of record of shares of HPTB common stock is entitled to demand appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of HPTB common stock should be executed by or on behalf of the holder of record. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. Shareholders who hold their shares in bank, brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their bank, brokers or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

All written demands for appraisal pursuant to Section 262 of the DGCL should be delivered to the Corporate Secretary of HPTB at High Point Bank Corporation, 300 N. Main Street, High Point, North Carolina 27260.

Any holder of shares of HPTB common stock who has not commenced an appraisal proceeding or joined such proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to the surviving corporation of the merger a written withdrawal of the demand for appraisal and an acceptance of the merger; however, any such attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of the surviving corporation of the merger. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, that this restriction will not affect the right of any former HPTB shareholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such shareholder’s demand for appraisal and to accept the merger consideration within 60 days after the effective date of the merger.

Notice by the Surviving Corporation

If the merger is completed, within ten days after the effective time of the merger, the surviving corporation of the merger will notify each holder of shares of HPTB common stock who has made a written demand for appraisal pursuant to Section 262 of the DGCL, and who has not voted in favor of the approval of the merger agreement, that the merger has become effective and the effective date thereof.

Filing a Petition for Appraisal

Within 120 days after the effective time of the merger, but not thereafter, the surviving corporation of the merger or any holder of shares of HPTB common stock who has so complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all holders who have properly demanded appraisal of their shares. The surviving corporation of the merger is under no obligation to and BNC, which will be the surviving corporation of the merger, has no present intention to file a petition, and holders of HPTB common stock should assume that the surviving corporation will not file a petition or initiate any negotiations with respect to the fair value of shares of HPTB common stock. Accordingly, any holders of shares of HPTB common stock who desire to have their shares appraised should initiate all necessary action to perfect their appraisal rights in respect of shares of HPTB common stock within the time prescribed in Section 262 of the DGCL.

Within 120 days after the effective time of the merger, any holder of shares of HPTB common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation of the merger a statement setting forth the aggregate number of shares of HPTB common stock not voted in favor of the approval of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed to the shareholder within ten days after a written request therefor has been received by the surviving corporation of the merger or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition seeking appraisal or request the foregoing statement. As noted above, however, the demand for appraisal can only be made by a shareholder of record.

If a petition for an appraisal is timely filed by a holder of shares of HPTB common stock and a copy thereof is served upon the surviving corporation of the merger, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all shareholders who have demanded appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the shareholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those shareholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the shareholders who demanded appraisal of their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any shareholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to such shareholder.

Judicial Determination of Fair Value

After determining the holders of shares of HPTB common stock entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery will take into account all relevant factors.

Shareholders considering seeking appraisal should be aware that the “fair value” of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares. Although the parties to the merger agreement believe that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and HPTB shareholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the value of the merger consideration. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Neither HPTB nor BNC anticipate offering more than the merger consideration to any HPTB shareholder exercising appraisal rights, and each of HPTB and BNC reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of a share of HPTB common stock is less than the value of the merger consideration, and that the methods that are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a shareholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period from the effective date of the merger and the date of payment of the judgment.

If any shareholder who demands appraisal of shares of HPTB common stock under Section 262 fails to perfect, or successfully withdraws or loses, such holder’s right to appraisal, the shareholder’s shares of HPTB common stock will be deemed to have been converted at the effective time of the merger into the right to receive the merger consideration applicable to such shares. A shareholder will fail to perfect, or lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger or if the shareholder delivers to the surviving corporation of the merger a written withdrawal of the holder’s demand for appraisal and an acceptance of the merger consideration in accordance with Section 262 of the DGCL.

From and after the effective time of the merger, no dissenting shareholder shall have any rights of a shareholder of HPTB with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder’s shares of HPTB common stock, if any, payable to HPTB shareholders of record as of a time prior to the effective time of the merger; provided, however, that if a dissenting shareholder delivers to the surviving corporation of the merger a written withdrawal of the demand for an appraisal and acceptance of the merger within 60 days after the effective time of the merger, or subsequently with the written approval of the surviving corporation of the merger, then the right of that dissenting shareholder to an appraisal will cease and the dissenting shareholder will be entitled to receive the merger consideration in accordance with the terms of the merger agreement. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any former HPTB shareholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just; provided, that such restriction shall not affect the right of any former HPTB shareholder who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such shareholder’s demand for appraisal and to accept the merger consideration within 60 days after the effective time of the merger.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a shareholder’s statutory appraisal rights. Consequently, any HPTB shareholder wishing to exercise appraisal rights is urged to consult legal and financial advisors before attempting to exercise those rights.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion summarizes the anticipated material U.S. federal income tax consequences of the merger generally applicable to “U.S. holders” (as defined below) of HPTB common stock that exchange their shares in the merger. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial authorities, published positions of the Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and differing interpretations.

This summary is limited to U.S. holders (as defined below) that hold their shares of HPTB common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Furthermore, this discussion does not address all of the tax consequences that may be relevant to a particular HPTB shareholder or to HPTB shareholders that are subject to special rules under U.S. federal income tax laws, such as: shareholders that are not U.S. holders; financial institutions; insurance companies;

mutual funds; tax-exempt organizations; S corporations or other pass-through entities (or investors in such entities); regulated investment companies; real estate investment trusts; dealers in securities or currencies; persons subject to the alternative minimum tax provisions of the Code; former citizens or residents of the United States; persons whose functional currency is not the U.S. dollar; traders in securities that elect to use a mark-to-market method of accounting; persons who (directly or through attribution) own 5% or more of the outstanding common stock of HPTB; persons who hold HPTB common stock as part of a straddle, hedge, constructive sale or conversion transaction; and U.S. holders who acquired their shares of HPTB common stock through the exercise of an employee stock option or otherwise as compensation.

For purposes of this section, the term “U.S. holder” means a beneficial owner of HPTB common stock that for U.S. federal income tax purposes is: (i) an individual who is a citizen or resident of the United States; (ii) an entity, including a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) a valid election to be treated as a U.S. person is in effect with respect to such trust.

If a partnership (including any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds HPTB common stock, the tax treatment of a partner generally will depend on the status of the partners and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers about the tax consequences of the merger to them.

Holders of HPTB common stock are urged to consult with their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign income tax and other tax laws and of any changes in those laws.

Subject to the limitations, exceptions, beliefs, assumptions and qualifications described herein and therein, in the opinion of each of Troutman Sanders LLP and Robinson, Bradshaw & Hinson, P.A., the discussion below summarizes the anticipated material U.S. federal income tax consequences of the merger generally applicable to U.S. holders of HPTB common stock that exchange their shares in the merger. The opinions of tax counsel for each of BNC and HPTB are filed as Exhibit 8.1 and Exhibit 8.2, respectively, to the registration statement on Form S-4 of which this document is a part.

The Merger

Except with respect to the possible issue regarding continuity of proprietary interest discussed in this paragraph, the merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. In order for the merger to qualify as such a “reorganization,” several conditions must be satisfied. One such condition is that enough capital stock of HPTB must be exchanged for an equity interest in BNC so as to have a sufficient level of continuity of proprietary interest. Treasury regulations generally accept that, in a transaction structured like the merger, if the total consideration paid for stock of HPTB consists of at least 40% (by value) capital stock of BNC, that level of acquirer stock generally is sufficient to satisfy the continuity of proprietary interest requirement for the merger to qualify as a reorganization under Section 368(a) of the Code.

Consummation of the merger is conditioned upon each of BNC and HPTB receiving a written tax opinion, dated the closing date of the merger, from their respective outside legal counsels to the effect that, based upon facts, representations and assumptions set forth in such opinions, the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Whether such opinions can be given will, among other things, depend on the closing date value of BNC stock and its effect on continuity of proprietary interest described above. An opinion of counsel represents the counsel’s best legal judgment and is not binding on the IRS or any court, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any such opinion. In addition, if any of the representations or assumptions upon which these opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. Accordingly, each HPTB shareholder should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Because of the adverse U.S. federal income tax consequences of the merger failing to constitute a reorganization, we have assumed that the closing condition requiring receipt of a written tax opinion discussed above will not be waived by BNC or HPTB. Therefore, the remainder of this discussion assumes that, for U.S. federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

Consequences to BNC and HPTB

Each of BNC and HPTB will be a party to the merger within the meaning of Section 368(b) of the Code, and neither BNC nor HPTB will recognize any gain or loss as a result of the merger.

Consequences to Shareholders

The federal income tax consequences of the merger to an HPTB shareholder generally will depend on whether the HPTB shareholder exchanges its HPTB common stock for cash, BNC common stock or a combination of cash and BNC common stock.

Exchange Solely for Cash.  In general, if pursuant to the merger a U.S. holder exchanges all of its shares of HPTB common stock solely for cash, that shareholder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of HPTB common stock surrendered. Such gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange and any gain or loss generally will be long-term capital gain or loss if the U.S. holder has held such stock for more than one year as of the merger date. If, however, the U.S. holder constructively owns shares of HPTB common stock that are exchanged for shares of BNC common stock in the merger or owns shares of BNC common stock actually or constructively after the merger, the consequences to that shareholder may be similar to the consequences described below under the heading “Exchange for BNC Common Stock and Cash,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of that shareholder’s gain.

Exchange Solely for BNC Common Stock.  If pursuant to the merger a U.S. holder exchanges all of its shares of HPTB common stock solely for shares of BNC common stock, that shareholder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of BNC common stock (as discussed below).

Exchange for BNC Common Stock and Cash.  If pursuant to the merger a U.S. holder exchanges all of its shares of HPTB common stock for a combination of BNC common stock and cash, the U.S. holder generally will recognize gain (but not loss) in an amount equal to the lesser of: (1) the amount of cash received in exchange for the HPTB common stock in the merger (excluding any cash received in lieu of fractional shares of BNC common stock) and (2) the excess, if any, of  (a) the sum of the amount of cash treated as received in exchange for HPTB common stock in the merger (excluding any cash received in lieu of fractional shares of BNC common stock) plus the fair market value of BNC common stock (including the fair market value of any fractional share) received in the merger (determined when the merger occurs), over (b) the U.S. holder’s tax basis in the HPTB common stock exchanged. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Any recognized gain generally will be long-term capital gain if the U.S. holder has held its HPTB common stock for more than one year as of the merger date. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the HPTB shareholder’s ratable share of accumulated earnings and profits as calculated for BNC’s federal income tax purposes. See “Possible Treatment of Cash as a Dividend.”

Possible Treatment of Cash as a Dividend.  There are certain circumstances in which all or part of the gain recognized by a U.S. holder will be treated as a dividend rather than as capital gain. In general, such determination depends on whether, and to what extent, the merger reduces a U.S. holder’s percentage share ownership interest in BNC that the U.S. holder actually and constructively owns in comparison to the percentage interest the U.S. holder actually and constructively would have owned in BNC had such U.S. holder received only BNC common stock (and no cash) in the merger. Because the possibility of dividend treatment depends primarily upon a U.S. holder’s particular circumstances, including the application of certain constructive ownership rules, a U.S. holder should consult its own tax advisor regarding the potential income tax treatment by the U.S. holder of any gain recognized in connection with the merger.

Cash Received in Lieu of a Fractional Share.  If a U.S. holder receives cash in the merger instead of a fractional share interest in BNC common stock, the U.S. holder will be treated as having received such fractional share in the merger, and then as having received cash in exchange for such fractional share. Gain or loss would be recognized in an amount equal to the difference between the amount of cash received and the HPTB shareholder’s adjusted tax basis allocable to such fractional share. Except as described in the section entitled “Possible Treatment of Cash as a Dividend,” this gain or loss generally will be a capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder held its shares of HPTB common stock for more than one year.

Tax Basis in, and Holding Period for, BNC Common Stock.  The aggregate tax basis of the BNC common stock received by a U.S. holder as a result of the merger (including any fractional share deemed received and redeemed as described below) will be the same as such shareholder’s aggregate tax basis in its HPTB common stock surrendered in the merger, decreased by the amount of cash received in exchange for such HPTB common stock (excluding any cash received in lieu of a fractional share of BNC common stock) and increased by the amount of gain, if any, recognized in the exchange (excluding any gain recognized with respect to fractional share of BNC common stock deemed sold in the merger). The holding period of the BNC common stock (including any fractional share deemed received and redeemed as described below) a U.S. holder receives as a result of the exchange will include the holding period of HPTB common stock surrendered in the merger. If a U.S. holder has differing bases or holding periods in respect of its shares of HPTB common stock, it should consult its tax advisor with regard to identifying the bases or holding periods of the particular shares of BNC common stock received in the exchange.

Backup Withholding and Information Reporting.  A non-corporate U.S. holder may be subject under certain circumstances to information reporting and backup withholding (currently at a rate of 28%) on any cash payments received. A U.S. holder generally will not be subject to backup withholding, however, if such U.S. holder (1) furnishes a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with all the applicable requirements of the backup withholding rules; or (2) provides proof that it is otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided such U.S. holder timely furnishes the required information to the IRS. U.S. holders should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability and procedure for obtaining an exemption from backup withholding.

A HPTB shareholder who receives BNC common stock as a result of the merger will be required to retain records pertaining to the merger. Each HPTB shareholder who is required to file a U.S. federal income tax return and who is a “significant holder” that receives BNC common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth information regarding the parties to the merger, the date of the merger, the aggregate fair market value and basis of such HPTB shareholder’s HPTB common stock surrendered. A “significant holder” is a holder of HPTB common stock who, immediately before the merger, owned at least 1% of the outstanding stock of HPTB or securities of HPTB with a basis for federal income tax purposes of at least $1 million.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. HPTB SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF NON-U.S., FEDERAL, STATE, AND LOCAL INCOME TAX, AND OTHER APPLICABLE TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

Medicare Tax on Net Investment Income.  Certain U.S. holders who are individuals, estates and trusts are subject to an additional 3.8% tax on the lesser of: (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the relevant taxable year over a certain threshold (over $250,000 in the case of a married individual filing a joint return or a surviving spouse, $125,000 in the case of a married individual filing a separate return, or $200,000 in the case of a single individual). U.S. holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax.

Vote Required

Approval of the merger agreement requires the affirmative vote of a majority, or 235,439 shares, of the outstanding shares of HPTB common stock entitled to vote at the annual meeting. Your failure to vote your shares (including your failure to instruct your broker, bank or other nominee to vote your shares) or your abstaining from voting will have the same effect as a vote against the merger agreement. Your broker, bank or other nominee is not permitted to vote your shares with respect to the merger agreement without receiving instructions from you.

Board of Directors’ Recommendation

The HPTB board of directors has unanimously adopted and approved the merger agreement and unanimously recommends that HPTB shareholders vote “FOR” approval of the merger agreement. Proxies solicited by HPTB’s board of directors will be voted “FOR” this proposal unless otherwise instructed on the proxy card.

INFORMATION ABOUT BNC BANCORP

General

Financial and other information about BNC is set forth on BNC’s Form 10-K for the year ended December 31, 2015 (which includes certain provisions of BNC’s Proxy Statement for its 2016 Annual Meeting), and the quarterly report on Form 10-Q for the quarter ended March 31, 2016, which is incorporated herein by reference.

Securities

The following is a brief description of the terms of BNC’s capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the North Carolina Business Corporation Act, federal law, BNC’s amended articles of incorporation, and BNC’s amended and restated bylaws. Copies of the amended articles of incorporation and amended and restated bylaws have been filed with the SEC and are also available upon request from BNC.

Common Stock — General

BNC’s amended articles of incorporation authorize the issuance of 80,000,000 shares of common stock, no par value per share. The common stock consists of two classes, of which 60,000,000 shares are designated as voting common stock, referred to in this section as the common stock, and 20,000,000 shares are designated as non-voting common stock, referred to in this section as the non-voting common stock. As of May 17, 2016, there were 36,045,897 shares of voting common stock issued and outstanding, held of record by approximately 3,312 shareholders, and 4,820,844 shares of non-voting common stock issued and outstanding, held of record by one shareholder. In addition, as of May 17, 2016, there were outstanding exercisable options and other rights to purchase or acquire an additional 139,061 shares of BNC common stock within 60 days.

BNC’s voting common stock is listed and traded on the Nasdaq Capital Market under the symbol “BNCN.” BNC’s non-voting common stock is not listed on any exchange, and BNC does not intend to list it. Outstanding shares of BNC’s common stock and non-voting common stock are validly issued, fully paid and non-assessable. Except for voting privileges, the non-voting common stock carries the same rights and privileges as common stock (including in respect of dividends and in respect of distributions upon BNC’s dissolution, liquidation or winding up) and will be treated the same as common stock (including in any merger, consolidation, share exchange or other similar transaction).

Voting Common Stock

BNC’s common stock does not have preemptive rights, redemption rights, conversion rights, sinking fund or redemption provisions.

Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Shareholders are not entitled to cumulate their votes for the election of directors. Directors are elected by a plurality of the votes cast. At all times that the number of directors is less than nine, each director is elected to a term ending as of the next succeeding annual meeting or until his or her earlier death, resignation, retirement, removal or disqualification or until his or her successor is elected and qualified. Otherwise, at all times that the number of directors is nine or more, the amended articles of incorporation and the amended and restated bylaws provide that the BNC board of directors is divided into three classes, with each class to be as nearly equal in number as possible, and directors in each class are to serve three-year terms in office. BNC has more than nine directors and therefore currently has a classified board of directors.

In the event of BNC’s liquidation, dissolution or winding up, holders of BNC common stock are entitled to share ratably, along with holders of its non-voting common stock, in all of BNC’s assets remaining after payment of liabilities, including but not limited to BNC’s outstanding subordinated debentures, and the liquidation preference of any then outstanding preferred stock. Because BNC is a bank holding company, BNC’s rights and the rights of BNC’s creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of BNC’s subsidiary’s creditors, except to the extent that BNC may itself be a creditor with recognized claims against its subsidiary.

Holders of BNC’s common stock are entitled to receive ratably such dividends as may be declared by the BNC board of directors out of legally available funds. The ability of the BNC board of directors to declare and pay dividends on BNC’s common stock is subject to the terms of applicable North Carolina law, and banking regulations, as described in BNC’s periodic reports. BNC’s principal source of income is dividends that are declared and paid by Bank of North Carolina on its capital stock. Therefore, the ability of BNC to pay dividends is dependent upon the receipt of dividends from Bank of North Carolina. North Carolina commercial banks, such as Bank of North Carolina, are subject to legal limitations on the amounts of dividends they are permitted to pay.

The transfer agent and registrar for BNC’s common stock is Computershare, located in Cranford, New Jersey.

Non-Voting Common Stock

BNC’s non-voting common stock does not have preemptive rights, redemption rights, sinking fund or redemption provisions but does possess conversion rights. Any holder of non-voting common stock may convert any number of shares of non-voting common stock into an equal number of shares of common stock at the option of the holder; provided, however, that each share of non-voting common stock is not convertible at the election of the initial holder or any affiliate thereof and may only be converted in connection with or after a transfer to a third party unaffiliated with such initial holder. The non-voting common stock may only be transferred through one or more of the following alternatives: (i) to an affiliate of the holder or to BNC; (ii) in a widely distributed public offering of common stock; (iii) in a transfer that is part of a private placement of common stock in which no one transferee (or group of associated transferees) acquires the rights to purchase in excess of 2% of BNC’s voting securities then outstanding (including pursuant to a related series of transfers); (iv) in a transfer of common stock to an underwriter for the purpose of conducting a widely distributed public offering; or (v) in a transaction approved by the Federal Reserve or if the Federal Reserve is not the relevant regulatory authority, any other regulatory authority with the relevant jurisdiction.

The holders of BNC’s non-voting common stock do not have any voting power and are not entitled to vote on any matter except as otherwise required by law. Notwithstanding the foregoing, and in addition to any other vote required by applicable law, the affirmative vote of a majority of the outstanding shares of non-voting common stock, voting separately as a class, shall be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of BNC’s amended articles of incorporation that adversely affects the powers, preferences or rights of the non-voting common stock in a manner that is materially adverse from the effect of such amendment, alteration or repeal on the voting common stock.

In the event of BNC’s liquidation, dissolution or winding up, holders of non-voting common stock are entitled to share ratably, along with holders of its voting common stock, in all of BNC’s assets remaining after payment of liabilities, including but not limited to BNC’s outstanding subordinated debentures, and the liquidation preference of any then outstanding preferred stock. Because BNC is a bank holding company, BNC’s rights and the rights of BNC’s creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of BNC’s subsidiary’s creditors, except to the extent that BNC may be a creditor with recognized claims against BNC’s subsidiary.

Holders of BNC’s non-voting common stock are entitled to receive ratably such dividends as may be declared by BNC’s board of directors out of legally available funds. The ability of BNC’s board of directors to declare and pay dividends on the non-voting common stock is subject to the terms of applicable North Carolina law, and banking regulations, as described in BNC’s periodic reports. BNC’s principal source of income is dividends that are declared and paid by Bank of North Carolina on its capital stock. Therefore, BNC’s ability to pay dividends is dependent upon the receipt of dividends from Bank of North Carolina. North Carolina commercial banks, such as Bank of North Carolina, are subject to legal limitations on the amounts of dividends they are permitted to pay.

BNC is the transfer agent and registrar for BNC’s non-voting common stock.

Preferred Stock

BNC’s amended articles of incorporation authorize the issuance of 20,000,000 shares of preferred stock, no par value per share. As of May 17, 2016, no shares of BNC’s preferred stock were issued and outstanding. BNC’s amended articles of incorporation, subject to certain limitations, authorize the BNC board of directors from time to time by resolution and without further shareholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the voting powers, designations, preferences, limitations and other rights of the shares.

Certain Restrictions in the Amended Articles of Incorporation Having Potential Anti-Takeover Effect

The amended articles of incorporation require the affirmative vote of at least 75% of the outstanding shares entitled to vote to approve a merger or other business combination, unless the transaction is approved, prior to consummation, by the vote of at least 75% of the members of Whole Board of Directors (as defined in the amended articles of incorporation) or, in the case of a merger or combination proposed by a Related Person (as defined in the amended articles of incorporation), 75% of the Continuing Directors (as defined in the amended articles of incorporation). This provision could tend to make the acquisition of BNC more difficult to accomplish without the cooperation or favorable recommendation of the BNC board of directors.

When evaluating such business combinations, the BNC board of directors will consider all relevant factors, including: (i) the social and economic effects of acceptance of such an offer on BNC’s and its subsidiaries, depositors, borrowers, other customers, employees, and creditors, and on the communities in which BNC and Bank of North Carolina operate or are located; (ii) BNC’s ability and that of Bank of North Carolina to fulfill the objectives of a bank and/or bank holding company, as applicable, and of commercial banking entities, as applicable, under applicable federal and state statutes and regulations; (iii) the business and financial condition and prospects and earnings prospects of the person or group proposing the combination, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the combination, and other likely financial obligations of such person or group, and the possible effect of such conditions and prospects upon BNC and Bank of North Carolina and the communities in which BNC and Bank of North Carolina are located; (iv) the competence, experience, and integrity of the person or group proposing the combination and its or their management; and (v) the prospects for successful conclusion of the proposed combination. Any amendment, change or repeal of this provision of BNC’s amended articles of incorporation would require the same super-majority vote as set forth above for approval of a merger or other business combination.

As noted above, the amended articles of incorporation, subject to certain limitations, authorize the BNC board of directors, from time to time by resolution and without further shareholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. As a result of its discretion with respect to the creation and issuance of preferred stock without shareholder approval, the BNC board of directors could adversely affect the voting power of the holders of common stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of BNC.

As more particularly described above under “Differences in Legal Rights between Shareholders of HPTB and BNC,” BNC’s amended articles of incorporation and bylaws contain protective provisions that would have the effect of impeding an attempt to change or remove BNC’s management or to gain control of BNC in a transaction not supported by its board of directors.

INFORMATION ABOUT HIGH POINT BANK CORPORATION

General

HPTB is a bank holding company. Its principal activity is the ownership and operation of High Point Bank and Trust Company, a North Carolina-chartered bank with its main office in High Point, North Carolina. HPTB was incorporated in Delaware on October 12, 1989, for the purpose of acquiring all of the outstanding stock of High Point Bank and Trust Company through a stock-for-stock exchange, which occurred on March 29, 1990. HPTB is a legal entity separate and distinct from High Point Bank and Trust Company. HPTB’s operating revenues and net income are derived primarily from cash dividends received from High Point Bank and Trust Company.

High Point Bank and Trust Company was incorporated on March 2, 1905. High Point Bank and Trust Company provides a full range of commercial and consumer banking services in the Piedmont Triad region of North Carolina. The banking products offered by High Point Bank and Trust Company include checking and savings accounts, business checking accounts, time deposits and money market accounts. High Point Bank and Trust Company also offers internet banking services, bill payment, cash management services, remote deposit capture, retirement account services and cash management services.

High Point Bank and Trust Company also has a trust department that offers a full range of trust services, including estate planning, investment management for individuals, businesses, and nonprofits, as well as retirement services for the region’s companies and employees.

At March 31, 2016, HPTB had total assets of $852,984,000, total deposits of $700,936,000, and total stockholders’ equity of $103,072,000. HPTB has approximately 149 shareholders. HPTB’s stock trades on the OTC Pink Marketplace under the symbol “HPTB.”

HPTB’s main office is located at 300 North Main Street, High Point, North Carolina 27260, and its telephone number is (336) 881-3300.

Subsidiaries

HPTB has one subsidiary, High Point Bank and Trust Company.

High Point Bank and Trust Company has two non-bank subsidiaries, HPB Insurance Group, Inc. (“HPB Insurance”) and HPB Investment Corporation (“HPB Investment”). HPB Insurance is an insurance agency chartered in North Carolina, with more than 30 licensed agents serving personal and commercial lines of insurance. HPB Investment was formed to hold a specific investment in the stock of another company. The investment property has been disposed of, and HPB Investment does not currently own any assets or conduct any business.

Employees

HPTB does not have any employees.

At March 31, 2016, High Point Bank and Trust Company employed a full-time staff of 177 employees and a part-time staff of six employees, and HPB Insurance employed a full-time staff of 29 employees and a part-time staff of one employee.

Properties

At March 31, 2016, High Point Bank and Trust Company operated 14 locations in the Piedmont Triad region of North Carolina, and HPB Insurance maintained offices in High Point (main office), Greensboro, Winston-Salem, and Kernersville, North Carolina.

The following table sets forth the locations of and certain information about High Point Bank and Trust Company’s locations as of March 31, 2016:

Location	Year Opened	Approximate Square Footage	Owned or Leased
Main Office 300 North Main Street High Point, NC 27260	1963	52,000	Owned
Eastchester Branch 1028 Eastchester Drive High Point, NC 27262	1988	2,544	Owned
Fairfield Branch 2800 South Main Street High Point, NC 27263	2009	4,564	Owned
Westchester Branch 1813 Westchester Drive High Point, NC 27262	1972	3,242	Owned
Deep River Branch 3015 E River Way High Point, NC 27265	2003	5,041	Owned
Jamestown Branch 207 East Main Street Jamestown, NC 27282	1995	4,757	Owned
Pineview Branch 515 Pineview Road Kernersville, NC 27284	2008	5,464	Owned
Greensboro Branch 1431 New Garden Road Greensboro, NC 27410	2009	4,472	Ground Lease
Winston-Salem Branch 536 South Stratford Road Winston-Salem, NC 27103	2013	1,000	Lease
Greensboro Commercial 324 West Wendover Avenue, Suite 110 Greensboro, NC 27408	2011	4,844	Lease
Winston-Salem Commercial 110 Oakwood Drive, Suite 510 Winston-Salem, NC 27103	2012	3,795	Lease
HPB Insurance Group Center 1300 East Hartley Drive High Point, NC 27265	2002	45,638	Owned
Pennybyrn at Maryfield 1315 Greensboro Road High Point, NC 27260	2008	NA	Lease
High Point Bank ATM Kiosk 10200 South Main Street Archdale, NC 27263	2006	NA	Ground Lease

Market Area

HPTB’s primary market area is the Piedmont Triad region of North Carolina, which consists of the area within and surrounding the three cities of Greensboro, Winston-Salem, and High Point, North Carolina.

Competition

HPTB competes in its market area with some of the largest banking organizations in the Southeast and nationally, almost all of which have numerous branches in North Carolina. HPTB competes not only against other banking organizations, but also against a wide range of financial service providers, including federally and state-chartered savings and loan institutions, credit unions, investment and brokerage firms and small-loan or consumer finance companies. One of the credit unions in HPTB’s market area is among the largest in the nation. HPTB also experiences competition from internet banks, particularly in the area of time deposits.

Many of HPTB’s competitors are significantly larger and have greater resources than HPTB. Many of HPTB’s competitors have substantially higher lending limits due to their greater total capitalization, and some perform functions for their clients that HPTB generally does not offer.

Competition among financial institutions of all types is virtually unlimited with respect to legal ability and authority to provide most financial services. As a result of interstate banking legislation, HPTB’s market is open to future penetration by out-of-state banks, thereby further increasing future competition.

To counter its competitive disadvantages, HPTB attempts to differentiate itself from its larger competitors with its focus on relationship banking, personalized service, direct customer contact, and its ability to make credit and other business decisions locally. HPTB also depends on its reputation as a community bank in its banking markets and its involvement in the community it serves.

Supervision and Regulation

Bank holding companies and commercial banks are extensively regulated under both federal and state law. Supervision, regulation and examination of HPTB and High Point Bank and Trust Company by the regulatory agencies are intended primarily for the protection of depositors rather than shareholders. Statutes and regulations which contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions are introduced regularly. HPTB cannot predict whether, or in what form, any proposed statute or regulation will be adopted or the extent to which the business of HPTB and High Point Bank and Trust Company may be affected by such statute or regulation.

Supervision and Regulation of HPTB

HPTB is a bank holding company, within the meaning of the Bank Holding Company Act of 1956, as amended, and it is subject to supervision, examination and regulation by the Board of Governors of the Federal Reserve System, or the Federal Reserve. HPTB is also regulated by the North Carolina Office of the Commissioner of Banks under the North Carolina Bank Holding Company Act of 1984.

A bank holding company is required to file periodic reports and other information regarding its business operations and those of its subsidiaries with the Federal Reserve. It is also subject to examination by the Federal Reserve and is required to obtain Federal Reserve approval prior to making certain acquisitions of other institutions or voting securities. The Federal Reserve requires HPTB to maintain certain levels of capital. The Federal Reserve also has the authority to take enforcement action against any bank holding company that commits any unsafe or unsound practice, or violates certain laws, regulations or conditions imposed in writing by the Federal Reserve. The Federal Reserve generally prohibits a bank holding company from declaring or paying a cash dividend that would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements which might adversely affect a bank holding company’s financial position. Under Federal Reserve policy, a bank holding company is not permitted to continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition.

The North Carolina Office of the Commissioner of Banks is empowered to regulate certain acquisitions of North Carolina banks and bank holding companies, issue cease and desist orders for violations of North Carolina banking laws, and promulgate rules necessary to effectuate the purposes of the North Carolina Bank Holding Company Act of 1984.

Regulatory authorities have cease and desist powers over bank holding companies and their nonbank subsidiaries where their actions would constitute a serious threat to the safety, soundness or stability of a subsidiary bank. Those authorities may compel holding companies to invest additional capital into banking subsidiaries upon acquisitions or in the event of significant loan losses or rapid growth of loans or deposits.

Supervision and Regulation of High Point Bank and Trust Company

High Point Bank and Trust Company is subject to supervision and examination by the Federal Deposit Insurance Corporation and the North Carolina Office of the Commissioner of Banks. Federal banking regulations applicable to all depository financial institutions, among other things: (i) provide federal bank regulatory agencies with powers to prevent unsafe and unsound banking practices; (ii) restrict preferential loans by banks to “insiders” of banks; (iii) require banks to keep information on loans to major shareholders and executive officers and (iv) bar certain director and officer interlocks between financial institutions.

As a state-chartered bank, High Point Bank and Trust Company is subject to the provisions of the North Carolina banking statutes and to regulation by the North Carolina Office of the Commissioner of Banks. The North Carolina Office of the Commissioner of Banks has a wide range of regulatory authority over the activities and operations of High Point Bank and Trust Company, and the North Carolina Office of the Commissioner of Banks’ staff conducts periodic examinations of High Point Bank and Trust Company and its affiliates to ensure compliance with state banking regulations and to assess the safety and soundness of High Point Bank and Trust Company. Among other things, the North Carolina Office of the Commissioner of Banks regulates the merger and consolidation of state-chartered banks, the payment of dividends, loans to officers and directors, recordkeeping, types and amounts of loans and investments, and the establishment of branches. The North Carolina Office of the Commissioner of Banks also has cease and desist powers over state-chartered banks for violations of state banking laws or regulations and for unsafe or unsound conduct that is likely to jeopardize the interest of depositors.

The dividends that may be paid by High Point Bank and Trust Company to HPTB are subject to legal limitations under North Carolina law. In addition, regulatory authorities may restrict dividends that may be paid by High Point Bank and Trust Company. The ability of HPTB to pay dividends to its stockholders is largely dependent on the dividends paid to HPTB by High Point Bank and Trust Company.

The Federal Deposit Insurance Corporation is authorized to approve conversions, mergers, consolidations and assumptions of deposit liability transactions between insured banks and uninsured banks or institutions, and to prevent capital or surplus diminution in such transactions if the resulting, continuing, or assumed bank is an insured nonmember bank. In addition, the Federal Deposit Insurance Corporation monitors High Point Bank and Trust Company’s compliance with several banking statutes, such as the Depository Institution Management Interlocks Act and the Community Reinvestment Act of 1977. The Federal Deposit Insurance Corporation also conducts periodic examinations of High Point Bank and Trust Company to assess its safety and soundness and its compliance with banking laws and regulations, and it has the power to implement changes to, or restrictions on, High Point Bank and Trust Company’s operations if it finds that a violation is occurring or is threatened.

Supervision and Regulation of HPB Insurance

HPB Insurance is regulated by the North Carolina Department of Insurance.

Legal Proceedings

From time to time as part of their respective businesses, HPTB or High Point Bank and Trust Company is subject to routine litigation. In the opinion of management of HPTB, neither it nor High Point Bank and Trust Company is a party to any material pending legal proceedings that management believes would have a material adverse effect on the consolidated financial condition, operations, or cash flows of HPTB.

MANAGEMENT

Security Ownership of HPTB Management and Certain HPTB Beneficial Owners

For purposes hereof, beneficial ownership is defined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, shares are held with sole voting and investment power.

HPTB Directors and Executive Officers

The following table sets forth, as of May 13, 2016, the record date for the annual meeting, information as to the beneficial ownership of shares of HPTB common stock by each of the directors and executive officers of HPTB and by all of HPTB’s current directors and executive officers as a group.

After the merger takes effect, none of these directors and officers will hold more than 9.1% of the outstanding BNC common stock, and combined, such persons will hold less than 9.65% of the outstanding BNC common stock.

Name of Beneficial Owner	Beneficial Ownership of Common Stock
	Number of Shares	Percentage of Class
Edward H. Covington(1)	3,335	*
Daniel K. Davis	160	*
Thomas L. Eller	680	*
Kenneth W. McAllister	3,220	*
Matthew W. McInnis(2)	261,058	55.44%
Felix F. Miller III(3)	1,539	*
Charles L. Myers(4)	2,418	*
Mark L. Williamson	1,015	*
Gregory V. York	1,616	*
All directors and executive officers as a group (9 persons)	275,041	58.41%

*	Less than 1%.
(1)	Includes 533 shares held jointly, by family members or other persons, by corporations that Mr. Covington may be deemed to control, or as fiduciary.
(2)	Mr. McInnis’s beneficial ownership is described in the table and footnotes below under the caption “Principal Shareholders.”
(3)	Includes 939 shares held jointly, by family members or other persons, by corporations that Mr. Miller may be deemed to control, or as fiduciary.
(4)	Includes 213 shares held by or for family members or other persons, as to which shares Mr. Myers disclaims beneficial ownership.

Principal HPTB Shareholders

The following table and footnotes set forth, as of May 13, 2016, information with respect to persons believed by HPTB to own beneficially more than 5% of HPTB’s common stock. After the merger takes effect, none of the beneficial owners will hold more than 9.1% of the outstanding BNC common stock.

	Beneficial Ownership of Common Stock
Name and Address of Beneficial Owner	Number of Shares	Percentage of Class
Matthew W. McInnis(1) 300 North Main Street High Point, NC 27260	261,058	55.44%
Mollie A. McInnis Hobbs(2) c/o High Point Bank and Trust Company 300 North Main Street High Point, NC 27260 Attention: Trust Department	261,058	55.44%
Lauren E. McInnis Scheb(3) c/o High Point Bank and Trust Company 300 North Main Street High Point, NC 27260 Attention: Trust Department	261,058	55.44%
Milford C. Nooe(4) 300 North Main Street High Point, NC 27260	135,105	28.69%

(1)	Includes (i) 2,231 shares owned of record by Mr. McInnis; (ii) 6,998 shares held by Mr. McInnis as one of three Co-Special Trustees (with Ms. Hobbs and Ms. Scheb), with voting power, of the Robert H. McInnis Spouse’s Trust (under Will of Robert H. McInnis); (iii) 2,170 shares held by Mr. McInnis as one of three Co-Special Trustees (with Ms. Hobbs and Ms. Scheb), with voting power, of the Robert H. McInnis Family Trust (under Will of Robert H. McInnis); (iv) 12,113 shares held by Mr. McInnis as one of three Co-Special Trustees (with Ms. Hobbs and Ms. Scheb), with voting power, of the Lynn W. McInnis GST Exempt Trust (established under Irrevocable Trust Agreement dated January 12, 1987); (v) 55,182 shares held by Mr. McInnis as one of three Co-Special Trustees (with Ms. Hobbs and Ms. Scheb), with voting power, of the Lynn W. McInnis GST Non-Exempt Trust (established under Irrevocable Trust Agreement dated January 12, 1987); (vi) 9,523 shares held by Mr. McInnis as one of three Co-Special Trustees (with Ms. Hobbs and Ms. Scheb), with voting power, of the E. Thad McInnis Irrevocable Trust (established under Trust Agreement dated February 21, 1986; decanted into new trust dated December 22, 2009); (vii) 12,867 held by Mr. McInnis as one of three Co-Special Trustees (with Ms. Hobbs and Ms. Scheb), with voting power, of The 2015 Marcella McInnis McGee Irrevocable GST Trust fbo Matthew W. McInnis and Descendants; (viii) 12,866 held by Mr. McInnis as one of three Co-Special Trustees (with Ms. Hobbs and Ms. Scheb), with voting power, of The 2015 Marcella McInnis McGee Irrevocable GST Trust fbo Mollie M. Hobbs and Descendants; (ix) 12,867 held by Mr. McInnis as one of three Co-Special Trustees (with Ms. Hobbs and Ms. Scheb), with voting power, of The 2015 Marcella McInnis McGee Irrevocable GST Trust fbo Lauren M. Scheb and Descendants; (x) 98,241 shares held by Mr. McInnis as one of four Co-Special Trustees (with Ms. Hobbs, Ms. Scheb and Mr. Nooe), with voting power, of the Elizabeth M. Nooe Marital Trust (under Will of Elizabeth M. Nooe); and (xi) 36,000 shares held by Mr. McInnis as one of four Co-Special Trustees (with Ms. Hobbs, Ms. Scheb and Mr. Nooe), with voting power, of the Elizabeth M. Nooe Family Trust (under Will of Elizabeth M. Nooe). Excludes 8,700 shares held by Mr. McInnis’s mother, Marcella McInnis McGee, as to which shares Mr. McInnis disclaims beneficial ownership.
(2)	Includes (i) 2,231 shares owned of record by Ms. Hobbs; (ii) 6,998 shares held by Ms. Hobbs as one of three Co-Special Trustees (with Mr. McInnis and Ms. Scheb), with voting power, of the Robert H. McInnis Spouse’s Trust (under Will of Robert H. McInnis); (iii) 2,170 shares held by Ms. Hobbs as one of three Co-Special Trustees (with Mr. McInnis and Ms. Scheb), with voting power, of the Robert H.

McInnis Family Trust (under Will of Robert H. McInnis); (iv) 12,113 shares held by Ms. Hobbs as one of three Co-Special Trustees (with Mr. McInnis and Ms. Scheb), with voting power, of the Lynn W. McInnis GST Exempt Trust (established under Irrevocable Trust Agreement dated January 12, 1987); (v) 55,182 shares held by Ms. Hobbs as one of three Co-Special Trustees (with Mr. McInnis and Ms. Scheb), with voting power, of the Lynn W. McInnis GST Non-Exempt Trust (established under Irrevocable Trust Agreement dated January 12, 1987); (vi) 9,523 shares held by Ms. Hobbs as one of three Co-Special Trustees (with Mr. McInnis and Ms. Scheb), with voting power, of the E. Thad McInnis Irrevocable Trust (established under Trust Agreement dated February 21, 1986; decanted into new trust dated December 22, 2009); (vii) 12,867 shares held by Ms. Hobbs as one of three Co-Special Trustees (with Mr. McInnis and Ms. Scheb), with voting power, of The 2015 Marcella McInnis McGee Irrevocable GST Trust fbo Matthew W. McInnis and Descendants; (viii) 12,866 shares held by Ms. Hobbs as one of three Co-Special Trustees (with Mr. McInnis and Ms. Scheb), with voting power, of The 2015 Marcella McInnis McGee Irrevocable GST Trust fbo Mollie M. Hobbs and Descendants; (ix) 12,867 shares held by Ms. Hobbs as one of three Co-Special Trustees (with Mr. McInnis and Ms. Scheb), with voting power, of The 2015 Marcella McInnis McGee Irrevocable GST Trust fbo Lauren M. Scheb and Descendants; (x) 98,241 shares held by Ms. Hobbs as one of four Co-Special Trustees (with Mr. McInnis, Ms. Scheb and Mr. Nooe), with voting power, of the Elizabeth M. Nooe Marital Trust (under Will of Elizabeth M. Nooe); and (xi) 36,000 shares held by Ms. Hobbs as one of four Co-Special Trustees (with Mr. McInnis, Ms. Scheb and Mr. Nooe), with voting power, of the Elizabeth M. Nooe Family Trust (under Will of Elizabeth M. Nooe). Excludes 8,700 shares held by Ms. Hobbs’s mother, Marcella McInnis McGee, as to which shares Ms. Hobbs disclaims beneficial ownership.
(3)	Includes (i) 2,231 shares owned of record by Ms. Scheb; (ii) 6,998 shares held by Ms. Scheb as one of three Co-Special Trustees (with Mr. McInnis and Ms. Hobbs), with voting power, of the Robert H. McInnis Spouse’s Trust (under Will of Robert H. McInnis); (iii) 2,170 shares held by Ms. Scheb as one of three Co-Special Trustees (with Mr. McInnis and Ms. Hobbs), with voting power, of the Robert H. McInnis Family Trust (under Will of Robert H. McInnis); (iv) 12,113 shares held by Ms. Scheb as one of three Co-Special Trustees (with Mr. McInnis and Ms. Hobbs), with voting power, of the Lynn W. McInnis GST Exempt Trust (established under Irrevocable Trust Agreement dated January 12, 1987); (v) 55,182 shares held by Ms. Scheb as one of three Co-Special Trustees (with Mr. McInnis and Ms. Hobbs), with voting power, of the Lynn W. McInnis GST Non-Exempt Trust (established under Irrevocable Trust Agreement dated January 12, 1987); (vi) 9,523 shares held by Ms. Scheb as one of three Co-Special Trustees (with Mr. McInnis and Ms. Hobbs), with voting power, of the E. Thad McInnis Irrevocable Trust (established under Trust Agreement dated February 21, 1986; decanted into new trust dated December 22, 2009); (vii) 12,867 shares held by Ms. Scheb as one of three Co-Special Trustees (with Mr. McInnis and Ms. Hobbs), with voting power, of The 2015 Marcella McInnis McGee Irrevocable GST Trust fbo Matthew W. McInnis and Descendants; (viii) 12,866 shares held by Ms. Scheb as one of three Co-Special Trustees (with Mr. McInnis and Ms. Hobbs), with voting power, of The 2015 Marcella McInnis McGee Irrevocable GST Trust fbo Mollie M. Hobbs and Descendants; (ix) 12,867 shares held by Ms. Scheb as one of three Co-Special Trustees (with Mr. McInnis and Ms. Hobbs), with voting power, of The 2015 Marcella McInnis McGee Irrevocable GST Trust fbo Lauren M. Scheb and Descendants; (x) 98,241 shares held by Ms. Scheb as one of four Co-Special Trustees (with Mr. McInnis, Ms. Hobbs and Mr. Nooe), with voting power, of the Elizabeth M. Nooe Marital Trust (under Will of Elizabeth M. Nooe); and (xi) 36,000 shares held by Ms. Scheb as one of four Co-Special Trustees (with Mr. McInnis, Ms. Hobbs and Mr. Nooe), with voting power, of the Elizabeth M. Nooe Family Trust (under Will of Elizabeth M. Nooe). Excludes 8,700 shares held by Ms. Scheb’s mother, Marcella McInnis McGee, as to which shares Ms. Scheb disclaims beneficial ownership.
(4)	Includes (i) 864 shares owned of record by Mr. Nooe; (ii) 98,241 shares held by Mr. Nooe as one of four Co-Special Trustees (with Mr. McInnis, Ms. Hobbs and Ms. Scheb), with voting power, of the Elizabeth M. Nooe Marital Trust (under Will of Elizabeth M. Nooe); and (iii) 36,000 shares held by Mr. Nooe as one of four Co-Special Trustees (with Mr. McInnis, Ms. Hobbs and Ms. Scheb), with voting power, of the Elizabeth M. Nooe Family Trust (under Will of Elizabeth M. Nooe).

Limitation of Director Liability

HPTB’s charter provides that no director of HPTB will be personally liable to HPTB or its shareholders for breach of fiduciary duty as a director, except in the case of liability for a breach of the director’s duty of loyalty to HPTB or its shareholders, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, certain illegal distributions, or transactions from which the director derived an improper personal benefit. In addition, certain provisions are contained in the charter and bylaws of HPTB that indemnify officers and directors for certain acts. Such limitation of liability does not limit a director’s liability for violation of, or otherwise relieve HPTB or its directors from the necessity of complying with, federal or state securities laws, or affect the availability of equitable remedies such as injunctive relief or rescission.

HPTB believes these provisions assist in securing the services of qualified directors who are not employees of HPTB. As a result of the inclusion of such provisions in HPTB’s charter and bylaws, shareholders of HPTB may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders for any particular case, shareholders may not have any effective remedy against the challenged conduct.

Certain Transactions with Management

HPTB has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of its current directors, nominees for director, executive officers, principal shareholders and other related persons. All loans included in those transactions during 2015 were made in the ordinary course of HPTB’s business and on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time those loans were made for comparable transactions with other persons not related to HPTB, and those loans did not involve more than the normal risk of collectability or present other unfavorable features.

Director Compensation

Directors’ Fees

Following the election of HPTB’s directors at the annual meeting, HPTB’s board of directors approves a schedule of fees to be paid to non-employee directors for their services until the next annual meeting. The following table describes the current schedule of fees in effect for the twelve months following the 2015 Annual Meeting.

Description	Amount
Per diem fee for attendance at meetings of the HPTB board and the High Point Bank and Trust Company board(1)	$1,525
Per diem fee for attendance at committee meetings	450
Additional monthly retainer paid to the chairman of the HPTB board	1,000	(2)
Additional quarterly retainer paid to the chairman of the HPTB audit committee	500

(1)	Only one fee is paid for meetings of HPTB’s board of directors and High Point Bank and Trust Company’s board of directors that are held on the same day.
(2)	In July 2015, the monthly retainer paid to the chairman of HPTB’s board of directors increased from $500 to $1,000.

Directors who attend board or committee meetings by telephone receive one-half the normal meeting fee. In addition to the above fees, HPTB’s directors have the option to obtain coverage under the High Point Bank and Trust Company group health insurance plan on the same terms, including premium charges, as apply to the High Point Bank and Trust Company’s employees.

Director Compensation for 2015

The following table summarizes the cash compensation paid to HPTB’s non-employee directors for 2015.

Name(1)	Fees Earned or Paid in Cash
Edward H. Covington	$31,500
Daniel K. Davis	38,150
Kenneth W. McAllister	39,050
Felix F. Miller III	33,800
Charles L. Myers	35,600
Gregory V. York(2)	55,150

(1)	Mark L. Williamson and Matthew W. McInnis are not listed in the table. They are compensated as officers and employees of the High Point Bank and Trust Company and receive no separate or additional cash compensation for their services as directors.
(2)	Gregory V. York received an additional fee of $10,000 in recognition of his extra service in connection with the negotiation of the merger agreement with BNC.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

Interests of executive officers and directors of HPTB in the proposed merger are discussed above under the heading “Proposals Related to the Merger — Proposal No. 1 — Approval of the Plan of Merger —  Interests of the Directors and Officers of HPTB in the Merger,” at page 50.

LEGAL MATTERS

Troutman Sanders LLP and Robinson, Bradshaw & Hinson, P.A. will deliver at the effective time their opinions to BNC and HPTB, respectively, as to certain United States federal income tax consequences of the merger. Please see the section entitled “Material United States Federal Income Tax Consequences of the Merger.” Troutman Sanders LLP, counsel to BNC, has provided an opinion as to the legality of the BNC common stock to be issued in connection with the merger.

EXPERTS

The consolidated financial statements of BNC and its subsidiaries as of December 31, 2015 and 2014, and for the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in these materials by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the report of Cherry Bekaert LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows BNC to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about BNC and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the SEC by BNC, except to the extent that any information in such filings is deemed “furnished” in accordance with SEC rules:

•	BNC’s Form 10-K for the fiscal year ended December 31, 2015 (which incorporates by reference certain portions of BNC’s Proxy Statement for the 2016 Annual Meeting);
•	BNC’s Form 10-Q for the quarter ended March 31, 2016;
•	BNC’s Forms 8-K filed January 20, 2016, March 25, 2016, April 20, 2016, and May 5, 2016; and
•	All other reports filed by BNC pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 2015 and prior to the date of the annual meeting of the HPTB shareholders.

A description of BNC’s capital stock can be found herein under “Information About BNC Bancorp — Securities.”

In addition, BNC is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and prior to the date of the annual meeting of the HPTB shareholders, provided, however, that BNC is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

BNC files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials BNC files with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information.”

All information concerning BNC and its subsidiaries has been furnished by BNC, and all information concerning HPTB and its subsidiaries has been furnished by HPTB. You should rely only on the information contained or incorporated by reference in these materials in making a decision to vote on the merger agreement. No person has been authorized to provide you with information that is different from that contained in these materials.

These materials are dated May 18, 2016. You should not assume that the information contained in these materials is accurate as of any date other than such date, and neither the mailing of these materials to shareholders nor the issuance of BNC common stock in the merger shall create any implication to the contrary.

These materials do not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of these materials nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of BNC or HPTB since the date hereof, or that the information herein is correct as of any time subsequent to its date.

PROPOSALS RELATED TO THE HPTB ANNUAL MEETING AND REQUIRED ADDITIONAL DISCLOSURES IN CONNECTION WITH THE SOLICITATION OF PROXIES

In addition to voting on the agreement and plan of merger as discussed above, HPTB shareholders will be asked to vote at the annual meeting on the election of eight directors, ratification of the appointment of Dixon Hughes Goodman LLP as HPTB’s independent registered public accounting firm for the year ending December 31, 2016, and adjournment or postponement of the annual meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement. These proposals are presented and discussed below.

PROPOSAL NO. 2 — ELECTION OF DIRECTORS

Election of Directors

HPTB’s board of directors has set the number of directors to serve after the annual meeting at eight, and eight directors are to be elected at the annual meeting. Based on the recommendation of its corporate governance and nominating committee, HPTB’s board of directors has nominated the eight directors listed below for re-election, each to serve a one-year term with such term expiring at the 2017 annual meeting of shareholders (or until effectiveness of the merger if the merger is completed). Directors serve until their successors are elected and qualified to serve. The nominees are all currently serving as HPTB’s directors. If, before the annual meeting, any nominee becomes unable or unwilling to serve as a director for any reason, HPTB’s board of directors may name a substitute nominee or, if HPTB’s board of directors elects not to name a substitute nominee, the number of directors will be reduced accordingly.

The following table lists information about each nominee, including a description of his or her principal occupation and business experience.

Name and Age	Position(s) with HPTB and High Point Bank and Trust Company	First Elected(1)	Principal Occupation and Business Experience
Edward H. Covington (70)	Director; Compensation and Human Resources Committee Chairman	1988	Retired; former President, Harriss and Covington Hosiery Mills, Inc., High Point, NC (hosiery manufacturer)
Daniel K. Davis (63)	Director; Credit Committee Chairman	2009	President, Davis Furniture, Inc., High Point, NC (furniture manufacturer)
Kenneth W. McAllister (67)(2)	Director; Corporate Governance and Nominating Committee Chairman; HPB Insurance Group Board Chairman	2002	Attorney; member-manager of The McAllister Firm, PLLC, High Point, NC (law firm); formerly, Senior Executive Vice President and General Counsel, Wachovia Corporation (bank holding company) (1988 – 2001)
Matthew W. McInnis (31)	Chief Strategy Officer and Director(3)	2015	HPTB and High Point Bank and Trust Company officer
Felix F. Miller III (64)	Director; Trust Committee Chairman	1998	Director of Sales and Marketing, Thayer Coggin, Inc., High Point, NC (furniture manufacturer); formerly, President, Miller Management, Inc. (business management services) (2007 – 2009), and President, Miller Desk, Inc. (furniture manufacturer) (1976 – 2009)
Charles L. Myers (70)(4)	Director; Audit Committee Chairman	2002	Retired; former President and Chief Executive Officer of HPTB and High Point Bank and Trust Company (2002 – 2010)

Name and Age	Position(s) with HPTB and High Point Bank and Trust Company	First Elected(1)	Principal Occupation and Business Experience
Mark L. Williamson (63)(5)	President, Chief Executive Officer and Director	2010	HPTB and High Point Bank and Trust Company officer
Gregory V. York (53)	Director; Executive Committee Chairman	1999	President and Chief Executive Officer, Vann York Auto Group, High Point, NC (automobile dealer)

(1)	“First Elected” refers to the year each nominee first took office as a member of HPTB’s board of directors or, if before HPTB’s organization as the holding company of High Point Bank and Trust Company, a director of High Point Bank and Trust Company.
(2)	Mr. McAllister also serves as a director of Culp, Inc., High Point, NC, which is a publicly-held company.
(3)	Mr. McInnis was first employed by High Point Bank and Trust Company during August 2014 and was appointed by HPTB’s board of directors as a director during January 2015. Previously, from 2006 until 2012 he was employed by SunTrust Bank where he served as a Vice President and Commercial Relationship Manager from 2007 through 2012. From 2012 until 2014, he was a student at Columbia Business School where he earned the degree of Masters in Business Administration.
(4)	Mr. Myers served as Chief Executive Officer of HPTB and High Point Bank and Trust Company from 2002 until his retirement on December 31, 2010. He was first employed by High Point Bank and Trust Company during 1988.
(5)	Mr. Williamson was elected to serve as President of HPTB and High Point Bank and Trust Company during August 2010, and he succeeded Charles L. Myers as Chief Executive Officer of HPTB and High Point Bank and Trust Company effective on January 1, 2011.

Required Vote

Directors will be elected by a plurality of the votes cast by shares present and entitled to vote at the annual meeting. Cumulative voting is not permitted. Votes that are withheld or that are not voted in the election of directors, including broker non-votes, will have no effect on the outcome of election. Your broker is not permitted to vote your shares with respect to the election of directors without receiving instructions from you. Accordingly, if you want to vote with respect to the election of directors, you must instruct your broker as to how to vote your shares.

Board Recommendation

HPTB’s board of directors recommends that you vote “FOR” each of the eight nominees named above. Proxies solicited by HPTB’s board of directors will be voted “FOR” each of the eight nominees named above unless otherwise instructed on the proxy card.

CORPORATE GOVERNANCE

Attendance by Directors at Meetings

Board of Directors Meetings.  During 2015, HPTB’s board of directors met 13 times and High Point Bank and Trust Company’s board of directors met 20 times. Each director attended 75% or more of the aggregate number of meetings of the boards of directors and of the committees on which he or she served.

Executive Sessions of Non-Employee Directors.  Each quarter, in conjunction with a regular board meeting, non-employee directors meet separately in an executive session without any management director or other management officials being present.

Annual Meetings.  Attendance by directors at annual meetings gives directors an opportunity to meet, talk with and hear the concerns of HPTB shareholders who attend those meetings, and it gives those HPTB shareholders access to HPTB’s directors that they may not have at any other time during the year. HPTB’s board of directors recognizes that its outside directors have their own business interests and are not HPTB employees, and that it is not always possible for them to attend annual meetings. However, HPTB’s board of directors believes that attendance by directors at annual meetings is beneficial to HPTB and to its shareholders, and the HPTB directors are strongly encouraged to attend each annual meeting. All of the current directors attended HPTB’s last annual meeting, which was held during May 2015.

Communications with HPTB’s Board of Directors

HPTB’s board of directors encourages HPTB shareholders to communicate with HPTB’s board of directors regarding their concerns and other matters related to HPTB’s business, and HPTB’s board of directors has established a process by which HPTB shareholders may send written communications to HPTB’s board of directors or to one or more individual directors. HPTB shareholders may address and mail communications to HPTB’s corporate secretary at:

The Board of Directors
Attention: Thomas Eller, Secretary
High Point Bank and Trust Company
Post Office Box 2270
High Point, North Carolina 27261

HPTB shareholders also may send communications by email to teller@highpointbank.com. HPTB shareholders should indicate whether such communication is directed to HPTB’s entire board of directors, to a particular committee of HPTB’s board of directors or the chairman, or to one or more individual directors. All communications will be reviewed by HPTB’s corporate secretary and, with the exception of communications the corporate secretary considers to be unrelated to the business of HPTB or High Point Bank and Trust Company, forwarded to the intended recipients. Unless specifically directed to HPTB’s board of directors, a board committee, or an individual director, communications from customers of High Point Bank and Trust Company relating to deposit, loan or other financial relationships or transactions are forwarded to the department or division most closely associated with the subject of the communication.

Code of Ethics

HPTB’s board of directors has adopted a Code of Ethical and Professional Standards. The Code applies to HPTB directors and executive officers and, among other things, is intended to promote:

•	honest and ethical conduct;
•	the ethical handling of actual or apparent conflicts of interests between personal and professional relationships;
•	compliance with applicable governmental laws, rules and regulations;
•	prompt internal reporting of violations of the Code to the Manager of Human Resources or High Point Bank and Trust Company’s General Auditor; and
•	accountability for adherence to the Code.

Committees of HPTB’s Board of Directors

Among other committees, HPTB’s board of directors has three standing committees that assist HPTB’s board of directors in oversight and governance matters. They are the Audit Committee, the Compensation and Human Resources Committee, and the Corporate Governance and Nominating Committee. HPTB’s board of directors appoints the members and determines the authority, duties, and responsibilities of each committee. The current members of each committee are listed in the following table, and the function of and other information about each committee is described in the paragraphs below.

Audit Committee	Compensation and Human Resources Committee	Corporate Governance and Nominating Committee
Charles L. Myers — Chairman Kenneth W. McAllister Gregory V. York	Edward H. Covington — Chairman Daniel K. Davis Gregory V. York	Kenneth W. McAllister — Chairman Matthew W. McInnis Mark L. Williamson Gregory V. York

Audit Committee

Function.  The Audit Committee is a joint committee of the boards of directors of HPTB and High Point Bank and Trust Company. Under its charter, the Audit Committee is responsible for:

•	selecting HPTB’s independent accountants and approving their compensation and the terms of their engagement;
•	approving services proposed to be provided by the independent accountants; and
•	monitoring and overseeing the quality and integrity of accounting and financial reporting process and systems of internal controls.

The Audit Committee reviews various reports from the independent accountants (including its annual report on HPTB’s audited consolidated financial statements), as well as reports of examinations by regulators, and it oversees HPTB’s internal audit program. The Audit Committee met four times during 2015.

HPTB’s management is responsible for the financial reporting process, including the system of internal controls and disclosure controls and procedures, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. HPTB’s independent accountants are responsible for auditing those financial statements. The Audit Committee oversees and reviews those processes. In connection with the preparation and audit of HPTB’s consolidated financial statements for 2015, the Audit Committee has:

•	reviewed the audited consolidated financial statements for 2015 and discussed them with management;
•	discussed with HPTB’s independent accountants the matters required to be discussed by Auditing Standard No. 16, (Communications with Audit Committees), as adopted by the Public Company Accounting Oversight Board;
•	received the written disclosures and letter from HPTB’s independent accountants required by applicable requirements of the Public Accounting Oversight Board (PCAOB Rule 3526) regarding the accountants’ communications with the Audit Committee concerning independence; and
•	discussed the independence of HPTB’s independent accountants with the accountants.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is a committee of HPTB’s board of directors. Under its charter, and among other duties and responsibilities assigned from time to time by HPTB’s board of directors, the Corporate Governance and Nominating Committee serves as a nominations committee. It establishes criteria for the selection of nominees for election as directors (in addition to applicable requirements of state and federal banking regulators), and it recommends candidates to HPTB’s board of directors for selection as nominees for election as directors at the annual meetings and for appointment to fill vacancies on HPTB’s board of directors. The Corporate Governance and Nominating Committee also recommends candidates for selection as members of the various committees of the board of HPTB and High Point Bank and Trust Company, and it reviews and recommends the amount and structure of compensation paid or provided to directors.

In identifying candidates to be recommended to the boards of directors, the Corporate Governance and Nominating Committee considers incumbent directors and candidates suggested by management and other directors, and it also will consider recommendations made by HPTB shareholders. The Corporate Governance and Nominating Committee has not used the services of a third-party search firm. The Corporate Governance and Nominating Committee met five times in 2015.

The Corporate Governance and Nominating Committee recommended to HPTB’s board of directors that the current directors listed above be nominated for re-election for new terms of office.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee is a committee of High Point Bank and Trust Company’s board of directors that provides general oversight with respect to High Point Bank and Trust Company’s employee compensation program. Among other duties, the Compensation and Human Resources Committee’s charter provides for it to review and approve corporate goals and objectives relevant to the chief executive officer’s compensation, to periodically evaluate his performance against those goals and objectives, and to make recommendations regarding his compensation for approval by HPTB’s board of directors. It approves compensation paid to other senior officers following its receipt of recommendations from the chief executive officer, and it provides for administration of High Point Bank and Trust Company’s pension and 401(k) plans, approves any changes to employee benefit plans, and reviews and makes recommendations to HPTB’s board of directors regarding any incentive or other compensation plans. The compensation of other officers and non-officer employees is approved by the chief executive officer. The Compensation and Human Resources Committee met four times during 2015.

The Compensation and Human Resources Committee may retain the services of outside consultants at HPTB’s expense and on terms (including fees) that the Compensation and Human Resources Committee approves. During 2015, the Compensation and Human Resources Committee retained the services of Pearl Meyer & Partners Comprehensive Compensation to assist the Compensation and Human Resources Committee to conduct a peer group comparison of the compensation of certain officers, and to provide an assessment of the overall compensation program relative to market terms for base salary, incentive compensation and perquisites. Other than in an advisory capacity as described above, Pearl Meyer & Partners has no role in the actual recommendations made by the Compensation and Human Resources Committee to HPTB’s board of directors or in the approval of amounts of executive compensation by HPTB’s board of directors.

Executive Officers

HPTB considers the officers listed below to be HPTB’s executive officers.

Mark L. Williamson, age 63, serves as President and Chief Executive Officer of HPTB and High Point Bank and Trust Company. He was first employed by High Point Bank and Trust Company and elected as President of HPTB and High Point Bank and Trust Company during August 2010, and he was elected to serve as Chief Executive Officer of HPTB and High Point Bank and Trust Company effective January 1, 2011. Prior to his employment with HPTB and High Point Bank and Trust Company, he served as President of the Wealth Management Group of BankPlus, a commercial bank located in Ridgeland, Mississippi, from 2002 until July 2010, and as Regional Trust Manager of AmSouth Bank located in Jackson, Mississippi, from 2000 to 2002.

Thomas L. Eller, age 62, serves as HPTB’s Secretary and Treasurer and as Senior Executive Vice President and Chief Financial Officer of HPTB and High Point Bank and Trust Company. He has been employed by the Bank since 1989.

PROPOSAL NO. 3 — RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HPTB’s Audit Committee has selected HPTB’s current independent accounting firm, Dixon Hughes Goodman LLP, to serve as HTPB’s independent accountants for 2016. The Audit Committee’s charter gives it the responsibility and authority to select and appoint HPTB’s independent accountants and to approve their fees and the terms of the engagement under which they provide services to HPTB. HTPB shareholders are not required by HPTB’s Bylaws or law to ratify the Audit Committee’s selection. However, HPTB will submit a proposal to ratify the appointment of Dixon Hughes Goodman LLP for 2016 for voting by shareholders at the annual meeting as a way for shareholders to be heard in the selection process. Representatives of Dixon Hughes Goodman LLP are expected to attend the annual meeting and be available to answer appropriate questions, and they will have an opportunity to make a statement if they desire to do so. If HPTB shareholders do not ratify the Audit Committee’s selection, the Audit Committee will reconsider its decision, but it could choose to reaffirm its appointment of Dixon Hughes Goodman LLP. Even if HPTB shareholders vote to ratify the Audit Committee’s selection, during the year the Audit Committee could choose to appoint different independent accountants at any time if it determines that a change would be in the best interests of HPTB.

Auditor Fees and Services

Except as described below, under its current procedures HPTB’s Audit Committee specifically preapproves all audit services and other services provided by HPTB’s independent accountants. The Audit Committee may authorize management to obtain specific types of recurring non-audit services from HPTB’s accountants from time to time during the year up to preapproved aggregate amounts of fees. Requests for services with costs higher than those preapproved amounts would require further Audit Committee approval. Also, the Audit Committee may consider delegating authority to its chairman to preapprove certain types of non-audit services. The chairman would report his approval of any additional services to the full Audit Committee at its next regularly-scheduled meeting.

As HPTB’s independent accountants for 2015 and 2014, Dixon Hughes Goodman LLP provided HPTB with various audit and other professional services for which HPTB and High Point Bank and Trust Company were billed, or expect to be billed, for fees as further described below. The Audit Committee considers whether the provision of non-audit services by HPTB’s independent accounting firm is compatible with maintaining its independence. The Audit Committee believes that the provision of non-audit services by Dixon Hughes Goodman LLP during 2015 did not affect its independence.

The following table lists the aggregate amounts of fees (excluding reimbursements for expenses) that HPTB paid, or expects to pay, to Dixon Hughes Goodman LLP for audit services for 2015 and 2014, and for other services they provided during 2015 and 2014.

Type of Fees and Description of Service	2015	2014
Audit Fees, including audits of our consolidated financial statements and various other audit services	$87,000	$87,000
Audit-Related Fees, including audits of our pension and 401(k) plans and general accounting consultations	18,250	18,250
Tax Fees, including preparation of our consolidated federal and related state income tax returns	18,860	21,035
All Other Fees, including during 2015, work related to the merger, and during 2014, research on a transactional matter	20,175	830

Vote Required

The appointment of Dixon Hughes Goodman LLP as HPTB’s independent registered public accounting firm will be ratified if the votes cast in favor of the proposal at the annual meeting exceed the votes cast against the proposal. Accordingly, abstentions and broker non-votes will have no effect on the results.

Board Recommendation

HPTB’s board of directors unanimously recommends a vote “FOR” ratification of the board of directors’ appointment of Dixon Hughes Goodman LLP as HPTB’s independent registered public accounting firm for the year ending December 31, 2016. Proxies solicited by HPTB’s board of directors will be voted “FOR” this proposal unless otherwise instructed on the proxy card.

PROPOSAL NO. 4 — ADJOURNMENT OR POSTPONEMENT OF THE MEETING

If HPTB does not receive a sufficient number of votes to constitute a quorum or approve the merger agreement, it may propose to adjourn or postpone the annual meeting for the purpose of soliciting additional proxies to establish a quorum or approve the merger agreement. HPTB does not currently intend to propose adjournment or postponement at the annual meeting if there are sufficient votes to approve the merger agreement.

Vote Required

Approval of the proposal to adjourn or postpone the annual meeting for the purpose of soliciting additional proxies requires that the number of votes cast at the annual meeting, in person or by proxy, in favor of the proposal exceeds the number of votes cast against the proposal.

Abstentions and broker non-votes will have no effect on the results. Your broker, bank or other nominee is not permitted to vote your shares with respect to this proposal without receiving instructions from you.

Board of Directors’ Recommendation

The HPTB board of directors unanimously recommends that shareholders vote “FOR” the proposal to adjourn or postpone the annual meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement. Proxies solicited by HPTB’s board of directors will be voted “FOR” this proposal unless otherwise instructed on the proxy card.

OTHER MATTERS

As of the date of this document, management of HPTB knows of no other matters which may be brought before the annual shareholders’ meeting other than as described in this document. However, if any other matter should properly come before the annual meeting, the proposed proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of annual meeting.

Appendix A

AGREEMENT AND PLAN OF MERGER

by and between

HIGH POINT BANK CORPORATION

and

BNC BANCORP

November 13, 2015

A-i

A-ii

A-iii

INDEX OF
DEFINED TERMS

1933 Act	A-7
1934 Act	A-19
2005 SERP	A-11
Acquisition Proposal	A-8
Adverse Recommendation Change	A-8
Advisory Entity	A-23
Agreement	A-1
Allowance	A-20
Articles of Merger	A-1
Bank	A-1
Bank Merger	A-7
Bank Merger Agreement	A-7
Bank of NC	A-7
Bank Stock	A-15
BNC	A-1
BNC 401(k) Plan	A-10
BNC Exchange Act Reports	A-34
BNC Registration Statement	A-7
BNC Reports	A-34
BNC SEC Reports	A-33
BNC Stock	A-2
BNC VWAP	A-2
Cancelled Shares	A-2
Cash Consideration	A-2
Cash Consideration Limit	A-4
Cash Election Shares	A-4
Certificate	A-2
Certificate of Merger	A-1
Claim	A-12
Classified Asset	A-30
Closing	A-6
Closing Date	A-6
Code	A-1
Converted Cash Election Shares	A-4
Converted Stock Election Shares	A-4
DGCL	A-3
Disclosure Memorandum	A-13
Dissenting Shares	A-3
Effective Time	A-43
Election Deadline	A-3
Election Form	A-3
Employee Benefits	A-10
ERISA	A-26
ERISA Affiliate	A-27
ERISA Plans	A-26
Exchange Agent	A-5
Exchange Fund	A-5
Executive Arrangements	A-11
FDIC	A-19
Federal Reserve	A-19
Form ADV	A-24
GAAP	A-15

General Enforceability Exceptions	A-14
Hazardous Material	A-23
HPBC	A-43
HPBC 401(k) Plan	A-10
HPBC Continuing Employees	A-10
HPBC Financial Statements	A-18
HPBC Leased Real Properties	A-26
HPBC Leases	A-25
HPBC Loans	A-19
HPBC Plan	A-26
HPBC Plans	A-26
HPBC Proxy Materials	A-8
HPBC Realty	A-26
HPBC Recommendation	A-8
HPBC Reports	A-19
HPBC Stock	A-2
Indemnified Party	A-12
Investment Advisers Act	A-23
IRS	A-27
Leased Property	A-25
Letter of Transmittal	A-5
Liens	A-16
Mailing Date	A-3
Material Adverse Effect	A-14
Material Contracts	A-25
Maximum Amount	A-12
Merged Corporation	A-1
Merger	A-1
Merger Consideration	A-2
NCCOB	A-19
North Carolina Code	A-43
Notice of Recommendation Change	A-8
Pension Plan	A-11
Per Share Cash Consideration	A-2
Per Share Stock Consideration	A-2
Permits	A-21
Person	A-6
Regulatory Agreement	A-19
Required Regulatory Approvals	A-10
Requisite HPBC Shareholder Approval	A-37
Sandler	A-29
SEC	A-7
Special Meeting	A-8
Stock Consideration	A-2
Stock Consideration Limit	A-4
Stock Election Shares	A-4
Superior Proposal	A-9
Surviving Corporation	A-1
Tax	A-18
Tax Returns	A-18
Taxes	A-18

A-iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of this 13th day of November, 2015, by and between HIGH POINT BANK CORPORATION, a Delaware corporation (“HPBC” and, unless the context otherwise requires, the term “HPBC” shall include HPBC and its wholly-owned subsidiary bank, HIGH POINT BANK AND TRUST COMPANY, a North Carolina bank (the “Bank”)), and BNC BANCORP, a North Carolina corporation (“BNC ”).

WHEREAS, the respective boards of directors of HPBC and BNC deem it advisable and in the best interests of each such entity and their respective shareholders that HPBC merge with and into BNC (the “Merger”), with BNC being the surviving corporation;

WHEREAS, the boards of directors of the respective entities believe that the merger of HPBC and BNC and their subsidiary banks will enhance and strengthen the franchises and future prospects of both companies and each of the banks;

WHEREAS, for Federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and adequacy of which as legally sufficient consideration are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
MERGER

1.1 The Merger.  Subject to the terms and conditions of this Agreement, at the Effective Time, HPBC shall merge with and into BNC in accordance with Section 55-11-06 of the North Carolina Business Corporation Act (the “North Carolina Code”) and Section 252 of the Delaware General Corporation Law. Upon consummation of the Merger, the separate corporate existence of HPBC (sometimes referred to as the “Merged Corporation”) shall cease, and BNC shall survive and continue to exist as a corporation incorporated under the North Carolina Code (BNC, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Corporation”) and shall continue under the name “BNC Bancorp.” The Surviving Corporation shall possess all of the rights, privileges, immunities, powers and franchises, as well of a public nature as of a private nature, of each of the Merged Corporation and the Surviving Corporation; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest of or belonging to or due to each of the Merged Corporation and the Surviving Corporation shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed, and the title to any real estate or any interest therein, vested in either of the Merged Corporation or the Surviving Corporation shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of each of the Merged Corporation and the Surviving Corporation; and any claim existing or action or proceeding, civil or criminal, pending by or against either of the Merged Corporation or the Surviving Corporation may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place, and any judgment rendered against either of the Merged Corporation or the Surviving Corporation may thenceforth be enforced against the Surviving Corporation; and neither the rights of creditors nor any liens upon the property of either of the Merged Corporation or the Surviving Corporation shall be impaired by the Merger. The “Effective Time” shall mean the date and time at which the Merger shall be effective upon the approval of this Agreement by the shareholders of the Merged Corporation and the filing of the articles of merger (the “Articles of Merger”) with the North Carolina Secretary of State and the certificate of merger (the “Certificate of Merger”) with the Delaware Secretary of State pursuant to Section 1.6.

1.2 Merger Consideration.

(a) As used in this Agreement, the following terms have the following meanings:

(i) “BNC VWAP” means the volume weighted average price of a share of BNC’s voting common stock, no par value per share (“BNC Stock”), for a twenty (20) trading day period, starting with the opening of trading on the twentieth (20th) trading day prior to the Effective Time and ending with the closing of trading on the last trading day prior to the Effective Time, as reported by Bloomberg Financial L.P.

(ii) “Cash Consideration” means the aggregate amount of cash to be paid by BNC as Merger Consideration.

(iii) “Per Share Cash Consideration” means $300.00.

(iv) “Per Share Stock Consideration” means, a number of shares of BNC Stock, which number of shares of BNC of Stock shall vary based on the BNC VWAP, as follows:

BNC VWAP	Per Share Stock Consideration
less than $18.90	15.8730 shares of BNC Stock
$18.90 – $22.24	the number of shares of BNC Stock equal to $300 divided by the BNC VWAP
$22.25 – $25.60	the number of shares of BNC Stock equal to $300 divided by the BNC VWAP
more than $25.60	11.7188 shares of BNC Stock

(v) “Stock Consideration” means the aggregate amount of BNC Stock to be paid as Merger Consideration.

(b) Each share of BNC stock (of any class) that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.

(c) Each share of HPBC common stock, $5.00 par value per share (“HPBC Stock”), owned directly by BNC (other than shares in trust accounts, managed accounts or other similar accounts for the benefit of customers or shares held as collateral for outstanding debt previously contracted) immediately prior to the Effective Time (the “Cancelled Shares”) shall be cancelled and retired at the Effective Time without any conversion thereof, and no payment shall be made with respect thereto.

(d) Each share of HPBC Stock issued and outstanding immediately prior to the Effective Time (other than treasury stock, Dissenting Shares and Cancelled Shares) shall, subject in all cases to Section 1.4, become and be converted at the election of the holder thereof, in accordance with the procedures set forth in Section 1.3, into the right to receive, without interest, the Per Share Stock Consideration or the Per Share Cash Consideration (collectively, and in the aggregate, as adjusted in accordance with the terms hereof, the “Merger Consideration”). Each certificate previously representing shares of HPBC Stock (each, a “Certificate,” it being understood that any reference herein to “Certificate” shall be deemed, as appropriate, to include reference to book-entry account statements relating to the ownership of shares of HPBC Stock, and it being further understood that provisions herein relating to Certificates shall be interpreted in a manner that appropriately accounts for book-entry shares, including that, in lieu of delivery of a Certificate and a Letter of Transmittal, shares held in book-entry form may be transferred by means of an “agent’s message” to the Exchange Agent or such other evidence of transfer as the Exchange Agent may reasonably request) shall thereafter represent, subject to Section 1.5(d), only the right to receive the Merger Consideration.

(e) No scrip or fractional share certificates of BNC Stock shall be issued in connection with the Merger and an outstanding fractional share interest will not entitle the owner thereof to vote, to receive dividends or to have any of the rights of a shareholder with respect to such fractional interest. In lieu of any fractional interest, there shall be paid in cash, without interest, an amount (computed to the nearest cent) equal to such fraction multiplied by the BNC VWAP.

(f) Notwithstanding anything to the contrary set forth in this Agreement, shares of HPBC Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised appraisal rights in respect of such shares in accordance with Section 262 of the Delaware General Corporate Law (the “DGCL”) (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under applicable law with respect to such shares) shall not be converted into a right to receive the Merger Consideration but instead shall be entitled to payment of such consideration as may be determined to be due in accordance with Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of HPBC Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 1.2, as Stock Election Shares, without interest thereon, upon surrender of such shares of HPBC Stock. HPBC shall give prompt notice to BNC of any demands received by HPBC for appraisal, of any withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by HPBC relating to Section 262 of the DGCL, and BNC shall direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, HPBC shall not, without the prior written consent of BNC, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any such appraisal demands.

(g) If either party should change the number of its outstanding shares as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to such shares prior to the Effective Time, then the shares to be issued hereunder to holders of HPBC Stock shall be proportionately and appropriately adjusted; provided that, for the avoidance of doubt, no such adjustment shall be made with regard to the BNC Stock if (i) BNC issues additional shares of BNC Stock and receives consideration for such shares in a bona fide merger, acquisition or other business combination or any other third party transaction, or (ii) BNC issues stock options, restricted stock or restricted stock units or grants or similar equity awards or BNC Stock upon exercise or vesting of any such grants or awards.

1.3 Election Procedures.

(a) An election form (“Election Form”) together with the Letter of Transmittal and any other transmittal materials described in Section 1.5 shall be mailed no later than five (5) business days after the Closing Date (the mailing date of such form of election being referred to herein as the “Mailing Date”) to each holder of HPBC Stock of record at the Effective Time. Each Election Form shall permit a holder (or the beneficial owner through appropriate and customary documentation and instruction) of HPBC Stock to elect to receive the Per Share Stock Consideration or the Per Share Cash Consideration with respect to each share of such holder’s (or beneficial owner’s) HPBC Stock.

(b) An election pursuant to this Section 1.3 shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by 5:00 p.m., Charlotte, North Carolina time on or before the thirtieth (30th) day following the Mailing Date, or such other time and date as BNC and HPBC may mutually agree (the “Election Deadline”). An Election Form shall be deemed properly completed only if accompanied by one or more Certificates covered by such Election Form (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates), together with a duly executed Letter of Transmittal. Any Election Form may be revoked or changed by the Person submitting such Election Form (or the beneficial owner of the shares covered by such Election Form through appropriate and customary documentation and instruction) at or prior to the Election Deadline. If an Election Form is revoked prior to the Election Deadline and no other valid election is made, the shares of HPBC Stock subject to such Election Form shall be Stock Election Shares. Subject to the terms of this Agreement and of the Election

Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither the BNC nor the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

(c) Shares of HPBC Stock as to which a proper election is made for the Per Share Stock Consideration, and shares of HPBC Stock (other than Dissenting Shares) with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent an effective, properly completed Election Form, are referred to herein as “Stock Election Shares.” Shares of HPBC Stock as to which a proper election is made for the Per Share Cash Consideration are referred to herein as “Cash Election Shares.”

1.4 Allocation of the Merger Consideration.

(a) For purposes of this Agreement, (i) “Cash Consideration Limit” means the maximum amount of Cash Consideration payable by BNC in the Merger, and (ii) “Stock Consideration Limit” means the maximum amount of Stock Consideration payable by BNC in the Merger, which limits shall vary, based on the BNC VWAP, as follows:

BNC VWAP	Stock Consideration Limit	Cash Consideration Limit
less than $18.90	4,444,205 shares of BNC Stock	$57,267,325
$18.90 – $22.24	4,444,205 shares of BNC Stock	$57,267,325
$22.25 – $25.60	4,444,205 shares of BNC Stock	$42,379,238
more than $25.60	3,862,000 shares of BNC Stock	$42,379,238

(b) If the number of Stock Election Shares (on the basis of valid and properly completed Election Forms received by the Election Deadline) would result in an amount of Stock Consideration in excess of the Stock Consideration Limit, then:

(i) Each Cash Election Share shall be converted into the right to receive the Per Share Cash Consideration;

(ii) The Exchange Agent will allocate from among the Stock Election Shares, pro rata in accordance with the respective numbers of Stock Election Shares held by the holders of Stock Election Shares, a sufficient number of Stock Election Shares (“Converted Stock Election Shares”) so that the number of shares of BNC Stock issuable in exchange for the Stock Election Shares remaining after such allocation equals as closely as practicable the Stock Consideration Limit, and each Converted Stock Election Share shall be converted into the right to receive the Per Share Cash Consideration; and

(iii) Each Stock Election Share that is not a Converted Stock Election Share shall be converted into the right to receive the Per Share Stock Consideration.

(c) If the number of Cash Election Shares (on the basis of valid and properly completed Election Forms received by the Election Deadline) would result in an amount of Total Cash Consideration in excess of the Cash Consideration Limit, then:

(i) Each Stock Election Share shall be converted into the right to receive the Per Share Stock Consideration;

(ii) The Exchange Agent will allocate from among the Cash Election Shares, pro rata in accordance with the respective numbers of Cash Election Shares held by the holders of Cash Election Shares, a sufficient number of Cash Election Shares (“Converted Cash Election Shares”) so that the Cash Consideration payable with respect to the Cash Election Shares remaining after such allocation equals as closely as practicable the Cash Consideration Limit, and each Converted Cash Election Share shall be converted into the right to receive the Per Share Stock Consideration; and

(iii) Each Cash Election Share that is not a Converted Cash Election Share shall be converted into the right to receive the Per Share Cash Consideration.

(d) The table attached set forth in Schedule 1.4(d) illustrates how the Merger Consideration would be allocated, on an aggregate basis, between Stock Consideration and Cash Consideration, depending upon the applicable BNC VWAP.

1.5 Delivery of the Merger Consideration.

(a) At or prior to the Effective Time, BNC shall appoint a bank or trust company to act as exchange agent (the “Exchange Agent”) and shall deposit, or cause to be deposited, for the benefit of the holders of HPBC Stock, for exchange in accordance with this Section 1.5, through the Exchange Agent, the Stock Consideration and the Cash Consideration payable pursuant to Section 1.2, based on the applicable BNC VWAP, and BNC shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions represented by such deposited shares (such shares of BNC Stock and cash provided to the Exchange Agent being hereinafter referred to as the “Exchange Fund”). BNC shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 1.2(e). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by BNC pending payment thereof by the Exchange Agent to the holders of HPBC Stock pursuant to this Article I; provided that no investment of such deposited funds directed by BNC shall relieve BNC or the Exchange Agent from promptly making the payments required by this Article I, and following any losses from any such investment, BNC shall promptly provide additional funds to the Exchange Agent, for the benefit of the holders of HPBC Stock, in the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Exchange Agent. BNC shall direct the Exchange Agent to hold the Exchange Fund for the benefit of the former holders of HPBC Stock and to make payments from the Exchange Fund in accordance with Article I. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Article I, except as expressly provided for in this Agreement.

(b) BNC shall direct the Exchange Agent to mail on the Mailing Date to each holder of record of HPBC Stock as of the Effective Time: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the holder’s Certificate or Certificates shall pass, only upon delivery of such Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and shall otherwise be in such form and have such other provisions as BNC may reasonably specify (the “Letter of Transmittal”); (ii) an Election Form; and (iii) instructions for electing the Merger Consideration to be received for each share of HPBC Stock and effecting the surrender of the Certificates in exchange for payment of such Merger Consideration. Upon the surrender of Certificates (or affidavits of loss in lieu thereof) for cancellation to the Exchange Agent, and delivery of a Letter of Transmittal, duly executed and properly completed, with respect to such Certificates, the record holder of such Certificates shall be entitled to receive in exchange therefor the Merger Consideration to be paid therefor pursuant to this Article I. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(c) As of the Effective Time, the stock transfer books of HPBC shall be closed and thereafter there shall be no further registration of transfers of HPBC Stock on the records of HPBC. The Merger Consideration paid in accordance with the terms of this Article I with respect to any HPBC Stock shall be deemed to have been paid in full satisfaction of all rights pertaining thereto. From and after the Effective Time, the holders of shares of HPBC Stock outstanding immediately prior thereto shall cease to have any rights with respect thereto except as otherwise provided for herein or by applicable law.

(d) No dividends or other distributions with respect to BNC Stock shall be paid to the holder of any unsurrendered HPBC Stock with respect to the shares of BNC Stock represented thereby, in each case unless and until the surrender of each outstanding share of such HPBC Stock in accordance with this Section 1.5. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such share of such HPBC Stock in accordance with this Section 1.5, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of

BNC Stock represented by such HPBC Stock and paid prior to such surrender date, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of BNC Stock represented by such HPBC Stock with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the BNC Stock issuable with respect to such HPBC Stock.

(e) At any time following the first anniversary of the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any governmental entity, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund (including any interest or investment income received with respect thereto) not disbursed to holders of HPBC Stock, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates and compliance with the procedures set forth in Section 1.5, without interest. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of HPBC Stock for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) If any Certificate shall have been lost, stolen or destroyed, the Exchange Agent or the Surviving Corporation, as applicable, shall issue in exchange therefor upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration into which such shares of HPBC Stock formerly represented thereby were converted pursuant to Article I; provided, however, that the Exchange Agent, or the Surviving Corporation, as applicable, may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, as applicable, require the owner of such lost, stolen or destroyed Certificate to deliver a customary indemnity agreement or provide a bond in a customary amount.

(g) The Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any individual or entity (a “Person”) such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code. To the extent that amounts are so withheld and remitted to the appropriate governmental authority by or on behalf of BNC, such amounts withheld shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by BNC.

1.6 Closing.  The transactions contemplated herein shall be consummated (the “Closing”) at the offices of Troutman Sanders LLP, 600 Peachtree Street NE, Suite 5200, Atlanta, Georgia, 30308, on the first business day of the month that begins immediately following the satisfaction or waiver in accordance with this Agreement of all of the conditions set forth in Articles VI, VII and VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the fulfillment or waiver of those conditions) (the “Closing Date”), or at such other time, date and place as may be mutually agreed to in writing by the parties hereto. On the Closing Date, BNC shall file the Articles of Merger with the North Carolina Secretary of State and the Certificate of Merger with the Delaware Secretary of State.

1.7 Articles of Incorporation and Bylaws of the Surviving Corporation.  The Articles of Incorporation of BNC, as amended, shall at the Effective Time be the Articles of Incorporation of the Surviving Corporation. Until altered, amended or repealed, as therein provided, the Bylaws of BNC, as amended, as in effect at the Effective Time shall be the Bylaws of the Surviving Corporation.

1.8 Directors of Surviving Corporation.  Subject to Section 2.11(a), the directors of the Surviving Corporation immediately after the Merger shall be the directors of BNC in office immediately prior to the Effective Time until their respective successors are duly elected or appointed and qualified.

1.9 Tax Free Reorganization.

(a) Each of BNC and HPBC shall use its commercially reasonable efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of BNC, HPBC or their respective subsidiaries shall take, or agree to take, fail to take, or agree to fail to take, any action

(including any action otherwise permitted by this Agreement) that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Pursuant to the foregoing, each of BNC and HPBC agrees to make such commercially reasonable additions or modifications to the terms of this Agreement as may be reasonably necessary to permit the Merger to so qualify.

(b) Unless otherwise required by applicable law, each of BNC and HPBC (i) shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) shall not take any Tax reporting position inconsistent with such characterization and (iii) shall properly file with their federal income Tax Returns all information required by Treasury Regulations Section 1.368-3.

(c) Officers of BNC and HPBC shall execute and deliver to Troutman Sanders LLP and Robinson, Bradshaw & Hinson, P.A., respectively, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsel, at such time or times as may be reasonably requested by such counsel, including the effective date of the Registration Statement and the Closing Date, in connection with the rendering by such counsel of opinions with respect to the Tax treatment of the Merger.

1.10 Bank Merger.  Concurrently with the execution and delivery of this Agreement, Bank of North Carolina, BNC’s wholly owned North Carolina bank subsidiary (“Bank of NC”), and the Bank are entering into the Agreement and Plan of Merger attached hereto as Exhibit A (the “Bank Merger Agreement”), pursuant to which the Bank will merge with and into Bank of NC with Bank of NC being the surviving bank (the “Bank Merger”). The Bank Merger shall not occur prior to the Effective Time.

1.11 Additional Actions.  If, at any time after the Effective Time, BNC shall consider or be advised that any further deeds, documents, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in BNC its right, title or interest in, to or under any of the rights, properties or assets of HPBC, or (ii) otherwise carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by BNC.

ARTICLE II
OTHER AGREEMENTS

2.1 Registration and Listing of BNC Stock.

(a) BNC agrees to file with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable a registration statement (the “BNC Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), on Form S-4 or some other appropriate form covering the issuance of the shares of BNC Stock to the shareholders of HPBC pursuant to this Agreement and to use its commercially reasonable efforts to cause the BNC Registration Statement to become effective and to remain effective through the Effective Time. BNC agrees to take any action required to be taken under the applicable state securities laws in connection with the issuance of shares of BNC Stock upon consummation of the Merger. HPBC agrees to provide BNC reasonable assistance as necessary in the preparation of the BNC Registration Statement, including, without limitation, providing BNC with all material facts regarding the operations, business, assets, liabilities and personnel of HPBC, together with the audited financial statements of HPBC, all as and to the extent required by the 1933 Act and the rules, regulations and practices of the SEC, for inclusion in the BNC Registration Statement. The BNC Registration Statement shall not cover resales of BNC Stock by any of the shareholders of HPBC, and BNC shall have no obligation to cause the BNC Registration Statement to continue to be effective after the Effective Time or to prepare or file any post-effective amendments to the BNC Registration Statement after the Effective Time.

(b) BNC agrees to list on the NASDAQ Capital Market, by the Closing Date, the shares of BNC Stock to be issued to the shareholders of HPBC pursuant to this Agreement.

2.2 Meeting of HPBC Shareholders.

(a) HPBC shall call, give notice of, convene and hold a special meeting of its shareholders (the “Special Meeting”) as soon as reasonably practicable (but no more than twenty (20) business days) after the BNC Registration Statement becomes effective under the 1933 Act for the purpose of submitting the Merger and this Agreement to such shareholders for their approval. In connection with the Special Meeting, BNC and HPBC shall together prepare and submit to the HPBC shareholders a notice of meeting, proxy statement and proxy (the “HPBC Proxy Materials”), which shall include the final prospectus from the BNC Registration Statement in the form filed with the SEC.

(b) Except as provided in this Section 2.2(b), the board of directors HPBC shall (i) communicate to the shareholders of HPBC the board’s recommendation that the shareholders adopt and approve this Agreement and the transactions contemplated hereby, including the Merger (the “HPBC Recommendation”) and (ii) include the HPBC Recommendation in the HPBC Proxy Materials. Neither the HPBC board of directors nor any committee thereof shall: (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to BNC, the HPBC Recommendation or (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (as defined below) (each, an “Adverse Recommendation Change”), except that, prior to the Requisite HPBC Shareholder Approval, HPBC’s board of directors may make an Adverse Recommendation Change if:

(A) HPBC’s board of directors determines in good faith, after consultation with HPBC’s financial advisor and outside counsel, that it has received an Acquisition Proposal (that did not result from a breach of Section 4.18) that is a Superior Proposal;

(B) HPBC’s board of directors determines in good faith, after consultation with HPBC’s outside counsel, that a failure to accept such Superior Proposal would be reasonably likely to constitute a breach of the fiduciary duties of the members of the board of directors of HPBC;

(C) HPBC’s board of directors provides written notice (a “Notice of Recommendation Change”) to BNC of its receipt of the Superior Proposal and its intent to announce an Adverse Recommendation Change on the third business day following delivery of such notice, which notice shall specify the material terms and conditions of the Superior Proposal (it being understood that any amendment to any material term of such Superior Proposal shall require a new Notice of Recommendation Change);

(D) after providing such Notice of Recommendation Change, HPBC negotiates in good faith with BNC (if requested by BNC) and provides BNC reasonable opportunity during the three-business-day period following the Notice of Recommendation Change to make such adjustments in the terms and conditions of this Agreement as would enable HPBC’s board of directors to proceed without an Adverse Recommendation Change (provided, however, that BNC shall not be required to propose any such adjustments); and

(E) HPBC’s board of directors, following such three-business-day period, determines in good faith, after consultation with HPBC’s financial advisor and outside counsel, that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of the members of the board of directors of HPBC.

(c) The term “Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, rights offering, share exchange, business combination or similar transaction, involving HPBC or any of its subsidiaries; and (ii) any acquisition by any Person resulting in, or proposal or offer, which, if consummated, would result in, any Person becoming the beneficial owner, directly or indirectly, of ten percent (10%) or more of the total voting power of any class of equity securities of HPBC or any of its subsidiaries, or ten percent (10%) or more of the consolidated total assets of HPBC, in each case, other than the transactions contemplated by this Agreement.

(d) The term “Superior Proposal” means any Acquisition Proposal with respect to which the board of directors of HPBC (i) determines in good faith that such Acquisition Proposal, if accepted, is reasonably likely to be consummated on a timely basis, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person making the Acquisition Proposal, and (ii) determines in its good faith judgment (based on, among other things, the advice of HPBC’s financial advisor) to be more favorable to HPBC’s shareholders than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the board of directors of HPBC, after obtaining the advice of the HPBC’s financial advisor, the Person making such Acquisition Proposal is reasonably able to finance the transaction and close it timely, and any proposed changes to this Agreement that may be proposed by BNC in response to such Acquisition Proposal).

2.3 Access to Properties, Books, Etc.  Each party shall allow the other party and its authorized representatives full access, upon reasonable prior notice, during normal business hours from and after the date hereof and prior to the Closing Date to all of such party’s properties, books, contracts, commitments and records and those of its subsidiaries and shall furnish the other party and its authorized representatives such information concerning its affairs and the affairs of its subsidiaries as the other party may reasonably request, provided that such request shall be reasonably related to the transactions contemplated by this Agreement and shall not interfere unreasonably with normal operations. Each party shall cause its and its subsidiaries’ personnel, employees and other representatives to assist such other party in making any such investigation. During such investigation, each party and its authorized representatives shall have the right to make copies of such records, files, tax returns and other materials as it may deem advisable and shall advise the other party of those items of which copies are made. No investigation made heretofore or hereafter by either party and its authorized representatives shall affect the representations and warranties of either such party hereunder.

2.4 Confidentiality.  Prior to consummation of the Merger, the parties to this Agreement have provided and will provide one another with information which may be deemed by the party providing the information to be confidential, including, without limitation, information regarding such party’s operations, customers (including consumer financial information), business and financial condition. Each party agrees that it will hold confidential and protect all information provided to it by each other party or such party’s affiliates or representatives, except that the obligations contained in this Section 2.4 shall not in any way restrict the rights of any party to use information that: (a) was known to such party prior to the disclosure by the other party; (b) is or becomes generally available to the public other than by breach of this Agreement; (c) is provided by one party for disclosure concerning such party in the BNC Registration Statement; or (d) otherwise becomes lawfully available to a party to this Agreement on a non-confidential basis from a third party who is not under an obligation of confidence to the other party to this Agreement. If this Agreement is terminated prior to the Closing, upon request each party hereto agrees to return all documents, statements and other written materials, whether or not confidential, and all copies thereof, provided to it by or on behalf of the other party to this Agreement. The provisions of this Section 2.4 shall survive termination, for any reason whatsoever, of this Agreement, and, without limiting the remedies of the parties hereto in the event of any breach of this Section 2.4, the parties hereto will be entitled to seek injunctive relief against the other party in the event of a breach or threatened breach of this Section 2.4.

2.5 Cooperation.  Subject to the terms and conditions of this Agreement, the parties hereto shall use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable so as to permit consummation of the Merger as promptly as practicable and shall cooperate fully with each other to that end.

2.6 Expenses.  All of the expenses incurred by BNC in connection with the authorization, preparation, execution and performance of this Agreement and the Bank Merger Agreement, including, without limitation, all fees and expenses of its agents, representatives, counsel and accountants and the fees and expenses related to filing the BNC Registration Statement and all regulatory applications with state and federal authorities in connection with the transactions contemplated hereby and thereby, shall be paid by BNC. All expenses incurred by HPBC in connection with the authorization, preparation, execution and performance of this Agreement and the Bank Merger Agreement, including, without limitation, all fees and expenses of its agents, representatives, counsel and accountants in connection with all regulatory applications with state and federal authorities in connection with the transactions contemplated hereby and thereby and the cost of reproducing and mailing the HPBC Proxy Materials, shall be paid by HPBC.

2.7 Preservation of Goodwill.  Each party hereto shall use its commercially reasonable efforts to preserve its business organization and the business organizations of its subsidiaries, to keep available the services of its present employees and of the present employees of its subsidiaries, and to preserve the goodwill of customers and others having business relations with such party or its subsidiaries.

2.8 Approvals and Consents.  Each party hereto represents and warrants to and covenants with the other that it will use its commercially reasonable efforts, and will cause its officers, directors, employees and agents and its subsidiaries and any subsidiary’s officers, directors, employees and agents to use their commercially reasonable efforts, to obtain as soon as is reasonably practicable all regulatory authorizations, consents, orders or approvals from (i) the Federal Reserve, the FDIC, the NCCOB and (ii) any other approvals set forth in Section 3.6(a) and Section 5.9 which are necessary to consummate the transactions contemplated by this Agreement, including the merger and the Bank Merger or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation (collectively, the “Required Regulatory Approvals”).

2.9 Press Releases.  Prior to the Closing Date, BNC and HPBC must each approve the form, substance and timing of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, however, that nothing in this Section 2.9 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such party’s disclosure obligations imposed by law.

2.10 Employee Benefits.

(a) Following the Closing Date, BNC shall provide generally to employees of HPBC who continue employment with BNC (“HPBC Continuing Employees”) medical, dental, vacation and long-term disability benefits, medical and dependent care flexible spending accounts and life insurance (collectively, “Employee Benefits”), on terms and conditions consistent in all material respects with those then currently provided by BNC to its other similarly-situated employees. For purposes of eligibility to participate and any vesting or benefits determinations (but not benefit accruals, except for accruals under the Executive Arrangements) in connection with the provision of any such Employee Benefits by BNC to the HPBC Continuing Employees, service with HPBC prior to the Closing Date shall be counted to the extent such service was counted under the similar plan of HPBC. The HPBC Continuing Employees’ prior service with HPBC shall also be credited for purposes of all waiting periods for participation in any of such Employee Benefits to the extent such service was counted under the similar plan of HPBC. BNC shall also waive all restrictions and limitations for preexisting conditions under BNC’s Employee Benefit plans, to the extent such restrictions or limitations would not apply to the HPBC Continuing Employees under the similar plan of HPBC.

(b) Subject to applicable legal requirements, BNC and HPBC shall take such other actions prior to the Closing Date as may be reasonably necessary to enable the employees of HPBC after the Closing Date to transfer the amount credited to their accounts under the HPBC 401(k) Plan (the “HPBC 401(k) Plan”), including the portion of such accounts allocated to plan loans, through a rollover contribution into the Bank of North Carolina 401(k) Plan (the “BNC 401(k) Plan”), if such employees are HPBC Continuing Employees, or to transfer the amount credited to their accounts (not including outstanding participant loans) through a rollover contribution to a separate third party individual retirement account, or to take a cash distribution from the HPBC 401(k) Plan, provided, that (i) HPBC’s Board of Directors shall adopt resolutions to terminate the HPBC 401(k) Plan as of the last payroll date ending prior to the Closing Date, and (ii) the foregoing shall be subject to the receipt of a final favorable IRS determination letter (or prototype sponsor letter) with respect to the HPBC 401(k) Plan to the extent reasonably required by BNC. For purposes of any vesting determinations (but not benefit accruals) in connection with the BNC 401(k) Plan, service with HPBC prior to the Closing Date shall be counted to the extent such service was counted under the HPBC 401(k) Plan. For purposes of eligibility to participate in any matching contribution under the BNC 401(k) Plan, HPBC Continuing Employees shall be eligible on terms and conditions consistent with those then currently provided by BNC to its other similarly-situated employees based on their employment date with BNC. Prior to the Closing Date HPBC shall make any necessary employer contributions to the HPBC 401(k) Plan due such HPBC Continuing Employees for compensation paid by HPBC prior to termination of the HPBC 401(k) Plan. At the request of BNC, HPBC shall, to the extent permitted by law and the terms of any applicable plan or agreement in existence as of the date hereof, take such commercially reasonable actions prior to the Closing Date as are reasonably determined by BNC to be reasonably necessary to (i) correct or remedy any HPBC Plan that is not in compliance with the provisions of ERISA, the Code (other than Section 409A of the Code, which is covered in the following clause (ii)) or other applicable law, (ii) amend any HPBC Plan that is subject to Section 409A of the Code and not in compliance therewith to comply with the applicable requirements of Section 409A of the Code, and (iii) include provisions in the Executive Arrangements that provide that there will not be any “excess parachute payments” within the meaning of Section 280G(b) of the Code being made in connection with the consummation of the transactions pursuant to the Executive Arrangements that are the subject of this Agreement or any events related thereto. To the extent that HPBC and the Bank have not filed their final tax return for the 2015 fiscal year prior to the Closing Date, BNC and Bank of NC shall take all actions required to complete any corrections made pursuant to Internal Revenue Service Notice 2010-6 to the 2005 Supplemental Executive Retirement Plan of High Point Bank and Trust, as amended and restated effective January 1, 2009.

(c) Subject to applicable legal requirements, BNC and HPBC shall take such other commercially reasonable actions prior to the Closing Date as may be necessary to terminate the agreements marked with an “*” on Section 3.5(b)(i) of the Disclosure Memorandum effective as of the Closing Date. In connection with such terminations, any compensation to be provided thereunder, other than pursuant to the Executive Arrangements, shall be paid in full in exchange for a settlement and release agreement reasonably acceptable to BNC.

(d) BNC shall assume and perform in full any and all obligations of HPBC, the Bank and any of their affiliates under the Executive Arrangements and BNC shall administer the Executive Arrangements in compliance with all applicable laws, including the Code. The term “Executive Arrangements” shall mean the plans and agreements set forth in Schedule 2.10(d). Bank of NC and BNC shall treat the Merger as a “Change in Control” (or such similar term) for purposes of the Executive Arrangements.

(e) Prior to the Closing Date, HPBC shall take all such actions, as are necessary and appropriate, to freeze, effective as of the date immediately prior to the Closing Date, the High Point Bank and Trust Company Pension Plan (the “Pension Plan”) and the 2005 Supplemental Executive Retirement Plan of High Point Bank and Trust Company, as amended and restated effective January 1, 2009, and as subsequently amended (the “2005 SERP”), so that no further benefits shall accrue on and after the Closing Date under such Pension Plan and the 2005 SERP. HPBC shall provide to BNC, prior to the Closing Date, evidence that all such necessary and appropriate actions have been taken, including without limitation the adoption by HPBC’s board of directors of appropriate resolutions to cease any further benefit accruals under such Pension Plan and the 2005 SERP on and after such date (the form and substance of such resolutions to be reviewed and approved by BNC prior to their adoption by the HPBC board of directors). As soon as administratively practicable after the Closing Date, BNC intends to take all such actions as are necessary and appropriate to terminate the Pension Plan.

2.11 Directors and Officers, Severance and Conversion Bonus Plan.

(a) BNC shall take all appropriate action so that, as of the Effective Time, the number of directors constituting the board of directors of BNC and Bank of NC shall be increased by one and that, effective immediately after the Closing Date, Matthew W. McInnis shall be appointed to the boards of directors of BNC and Bank of NC.

(b) BNC agrees that it shall provide a severance package for all HPBC employees with a minimum employment period with HPBC of twelve (12) weeks and who are not retained by BNC following the Closing Date, or who are otherwise displaced by BNC following the Closing Date. Such severance package will be in accordance with BNC’s existing policies and practices as they apply to similarly-situated employees of BNC; provided, however, such severance package shall not include the cost of continuing healthcare coverage.

(c) To facilitate the successful integration of HPBC into BNC and the conversion of the systems of HPBC and BNC, BNC shall establish a stay bonus/conversion bonus plan pursuant to which displaced HPBC employees that remain employed by BNC through the conversion of the systems of HPBC and BNC receive an additional payment equal to a minimum of six (6) weeks of salary.

2.12 Directors’ and Officers’ Tail Coverage.  Prior to the Closing Date, BNC shall have, at BNC’s expense, amended, modified or obtained directors’ and officers’ liability insurance (either through its existing directors’ and officers’ liability insurance policies or under HPBC’s existing directors’ and officers’ liability insurance policies, in which event HPBC will designate BNC’s insurance broker as HPBC’s broker-of-record, as determined by BNC in its sole discretion) for a period of six (6) years after the Closing Date, covering any person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, a director or officer of HPBC or the Bank, who are currently covered by HPBC’s policies on terms similar to such existing insurance; provided that BNC shall not be obligated to make aggregate annual premium payments for such six (6)-year period in respect of such policy which exceed two hundred percent (200%) of the annual premium payments on HPBC’s current policy in effect as of the date of this Agreement (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, BNC shall use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount. The directors and officers of HPBC and its subsidiaries shall take all reasonable actions required by the insurance carrier necessary to procure such endorsement.

2.13 Indemnification.

(a) For a period of six (6) years after the Effective Time (or, in the case of Claims that have not been resolved prior to the sixth (6th) anniversary of the Effective Time, until such Claims are finally resolved), BNC shall indemnify, defend, and hold harmless the present and former directors and executive officers of HPBC (each, an “Indemnified Party”) against all liabilities arising out of, resulting from or related to any claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative (each, a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness arising out of the fact that such Indemnified Party is or was a director or officer of HPBC (or, at HPBC’s request, was a director, officer, manager or trustee of, or in a similar capacity with, another HPBC entity or HPBC Plan) prior to the Effective Time if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent permitted by applicable law. BNC shall promptly pay reasonable expenses (including reasonable attorneys’ fees) in advance of the final disposition of any such Claim to each Indemnified Party to the fullest extent permitted by applicable law upon receipt of an undertaking to repay such advance payments if he or she shall be adjudicated not to be entitled to indemnification under this Section 2.13(a). BNC shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final and non-appealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law (including any law promulgated, interpreted or enforced by any regulatory authority).

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 2.13, upon learning of any such Claim, shall promptly notify BNC thereof in writing (provided that a failure to timely provide such notice shall not relieve BNC of any indemnification obligation unless, and to the extent that, BNC is materially prejudiced by such failure). In the event of any such Claim (whether arising before or after the Effective Time), (i) BNC shall have the right to assume the defense thereof and BNC shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if BNC elects not to assume such defense for the Indemnified Parties, or if there are substantive issues which raise conflicts of interest between BNC and the Indemnified Parties, the

Indemnified Parties may retain counsel satisfactory to them, and BNC shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that BNC shall be obligated pursuant to this Section 2.13(b) to pay for only one firm of counsel for any Indemnified Party in any jurisdiction; (ii) each Indemnified Party will cooperate in good faith in the defense of any such Claim; (iii) BNC shall not be liable for any settlement effected without its prior written consent (which shall not be unreasonably withheld or delayed) and (iv) without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld or delayed) BNC shall not agree to any settlement which does not provide for a release of the Indemnified Party.

(c) BNC covenants and agrees that neither it, nor any successors or assigns, shall consolidate with or merge into any other person where BNC or any such successor or assign shall not be the continuing or surviving person of such consolidation or merger, or transfer all or substantially all of its assets to any person, unless, in each case, proper provision shall have been made to ensure that the successors and assigns of BNC shall assume the obligations set forth in this Section 2.13.

(d) The provisions of this Section 2.13 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and legal and personal representatives.

2.14 Certain Litigation.  Each party shall promptly advise the other party orally and in writing of any actual or threatened shareholder litigation against such party and/or the members of such party’s board of directors related to this Agreement or the Merger and the other transactions contemplated by this Agreement. HPBC shall: (i) permit BNC to review and discuss in advance, and consider in good faith the view of BNC in connection with, any proposed written or oral response to such shareholder litigation; (ii) furnish BNC’s outside legal counsel with all non-privileged information and documents which outside legal counsel may reasonably request in connection with such shareholder litigation; (iii) consult with BNC regarding the defense or settlement of any such shareholder litigation, (iv) not settle any such litigation prior to such consultation and consideration; provided, however, that HPBC shall not settle any such shareholder litigation if such settlement requires the payment of money damages, without the written consent of BNC (such consent not to be unreasonably withheld) unless the payment of any such damages by HPBC is reasonably expected by HPBC, following consultation with outside counsel, to be fully covered (disregarding any deductible to be paid by HPBC) under HPBC’s existing director and officer insurance policies, including any tail policy.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF HPBC

As an inducement to BNC to enter into this Agreement and to consummate the transactions contemplated hereby, HPBC represents and warrants as follows:

3.1 Disclosure Memorandum.  HPBC has delivered to BNC a memorandum (the “Disclosure Memorandum”) containing certain information regarding HPBC as indicated at various places in this Agreement. All information set forth in the Disclosure Memorandum or in documents incorporated by reference in the Disclosure Memorandum is true, correct and complete, does not omit to state any fact necessary in order to make the statements therein not misleading, and shall be deemed for all purposes of this Agreement to constitute part of the representations and warranties of HPBC under this Article III. The information contained in the Disclosure Memorandum shall be deemed to qualify all representations and warranties contained in this Article III and the covenants in Article IV to the extent applicable. No item is required to be set forth in the Disclosure Memorandum as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect; the mere inclusion of an item in the Disclosure Memorandum as an exception to a representation or warranty shall not be deemed an admission by HPBC that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect; and any disclosures made with respect to a section of Article III or Article IV shall qualify (i) any other section of Article III or Article IV specifically referenced or cross-referenced and (ii) other sections of Article III or Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections. HPBC shall promptly provide BNC with written notification of any event, occurrence or other information necessary to maintain the

Disclosure Memorandum and all other documents and writings furnished to BNC pursuant to this Agreement as true, correct and complete at all times prior to and including the Closing.

3.2 Corporate and Financial.

(a) Corporate Status.  HPBC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Bank is a North Carolina bank duly organized, validly existing, and in good standing under the laws of the State of North Carolina. HPBC and the Bank have all of the requisite corporate power and authority and are entitled to own or lease their respective properties and assets and to carry on their businesses as and in the places where such properties or assets are now owned, leased or operated and such businesses are now conducted.

(b) Authority; Enforceability.

(i) Except as set forth in the Disclosure Memorandum and subject to the Required Regulatory Approvals, and the approval of HPBC shareholders, the execution, delivery and performance of this Agreement and the other transactions contemplated or required in connection herewith will not, with or without the giving of notice or the passage of time, or both:

(1) violate any provision of federal or state law applicable to HPBC, the violation of which, singularly or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

(2) violate any provision of the articles of incorporation or bylaws of HPBC;

(3) conflict with or result in a breach of any provision of, or termination of, or constitute a default under any instrument, license, agreement, or commitment to which HPBC is a party, which, singularly or in the aggregate, would reasonably be expected to have a Material Adverse Effect; or

(4) constitute a violation of any order, judgment or decree to which HPBC is a party, or by which HPBC or any of its assets or properties are bound which, singularly or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(ii) HPBC and the Bank each have the full power and authority to enter into and perform this Agreement and, as applicable, the Bank Merger Agreement, and the transactions contemplated hereby and thereby. Other than the approval of the HPBC shareholders and the Bank shareholder, the execution, delivery, performance and terms of this Agreement and, as applicable, the Bank Merger Agreement, by HPBC and the Bank and the consummation by HPBC and the Bank of the transactions contemplated hereby and thereby have been duly and validly approved by HPBC and the Bank, including all necessary action by the board of directors of HPBC and the Bank. Other than the approval of the HPBC shareholders and the Bank shareholder, no other corporate proceedings are necessary on the part of HPBC and the Bank to authorize the execution, delivery, and performance of this Agreement and, as applicable, the Bank Merger Agreement, by HPBC and the Bank and the consummation by HPBC and the Bank of the transactions contemplated hereby and thereby. Assuming this Agreement constitutes the valid and binding obligation of BNC, this Agreement constitutes the valid and binding obligation of HPBC, and is enforceable in accordance with its terms, except as limited by (i) laws relating to bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, fraudulent conveyance, moratorium or other laws affecting or relating to the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “General Enforceability Exceptions”).

(iii) “Material Adverse Effect” shall mean any change, event, development, violation, effect or circumstance which, individually or in the aggregate, with respect to BNC, HPBC, or the Surviving Corporation, as the case may be, (A) has, or is reasonably likely to have, a material adverse effect on the business, operations, properties, assets, financial condition or prospects of such party on a consolidated basis, or (B) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of such party to timely consummate the transactions contemplated hereby or to perform its agreements or covenants hereunder; provided, however, that, for purposes of clauses (A) and (B), Material Adverse Effect shall specifically exclude any adverse effect attributable to or resulting from (1) any change in banking laws, rules or regulations of general applicability, (2) any change in U.S. generally accepted accounting principles (“GAAP”) or regulatory accounting principles applicable to banks or their holding companies generally, (3) any action or omission expressly required by this Agreement or taken with the express prior written consent of the other party to this Agreement, (4) general changes in national economic, monetary, market or financial conditions affecting financial institutions, including changes in prevailing interest rates, inflation, credit markets or capital market conditions, except, in all cases, to the extent such changes disproportionately affect HPBC, (5) changes in national political conditions, including the outbreak or escalation of acts of terrorism, or (6) the public disclosure of this Agreement or the transactions contemplated hereby.

(c) Capital Structure.

(i) As of the date of this Agreement, HPBC has authorized capital stock consisting solely of 486,000 shares of HPBC Stock, of which 470,876 shares are issued and outstanding as of the date hereof. The Bank has authorized capital stock consisting solely of 540,000 shares of common stock, $5.00 par value per share (“Bank Stock”), all of which are issued and outstanding as of the date hereof. All of the issued and outstanding shares of HPBC Stock and Bank Stock are duly and validly issued, fully paid and non-assessable and were offered, issued and sold in compliance with all applicable federal and state securities laws. No Person has any right of rescission or claim for damages under federal or state securities laws with respect to the issuance of any shares HPBC Stock or Bank Stock previously issued. None of the shares of HPBC Stock or Bank Stock has been issued in violation of any preemptive or other rights of its respective shareholders. All of the issued and outstanding shares of Bank Stock are owned by HPBC.

(ii) HPBC does not have outstanding any options or other securities which are either by their terms or by contract convertible or exchangeable into capital stock of HPBC, or any other securities or debt of HPBC, or any preemptive or similar rights to subscribe for or to purchase, or any options or warrants or agreements or understandings for the purchase or the issuance (contingent or otherwise) of, rights to acquire or vest in, or any calls, commitments or claims of any character relating to, its capital stock or securities convertible into its capital stock. HPBC is not subject to any obligation (contingent or otherwise) to issue, repurchase or otherwise acquire or retire, or to register, any shares of its capital stock. There are no outstanding or authorized phantom stock, stock appreciation, profit participation or similar rights with respect to any shares of HPBC Stock or Bank Stock.

(iii) Except as disclosed in Section 3.2(c)(iii) of the Disclosure Memorandum and other than restrictions required by applicable federal and state securities laws, there is no agreement, arrangement or understanding to which HPBC is a party restricting or otherwise relating to the transfer of any shares of capital stock of HPBC.

(iv) All shares of HPBC Stock or other capital stock, or any other securities or debt, of HPBC, which have been purchased or redeemed by HPBC have been purchased or redeemed in accordance with all applicable federal, state and local laws, rules, and regulations, including, without limitation, all federal and state securities laws, and no such purchase or redemption has resulted or will, with the giving of notice or lapse of time, or both, result in a default or acceleration of the maturity of, or otherwise modify, any agreement, note, mortgage, bond, security agreement, loan agreement or other contract or commitment of HPBC, which, singularly or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(v) Except as set forth in Section 3.2(c)(v) of the Disclosure Memorandum, no Person beneficially owns more than five percent (5%) of the issued and outstanding shares of HPBC Stock.

(d) HPBC Subsidiaries.  HPBC has no subsidiaries other than the Bank and the Bank has no subsidiaries except as set forth in Section 3.2(d) of the Disclosure Memorandum. HPBC and the Bank each own all of the equity interests in each of their respective subsidiaries. No subsidiary has outstanding any securities which are either by their terms or by contract convertible or exchangeable into capital stock of such subsidiary, or any other securities or debt of such subsidiary, or any preemptive or similar rights to subscribe for or to purchase, or any options or warrants or agreements or understandings for the purchase or the issuance (contingent or otherwise) of, rights to acquire or vest in, or any calls, commitments or claims of any character relating to, its capital stock or securities convertible into its capital stock. All of the issued and outstanding shares of each subsidiary are duly and validly issued, fully paid and non-assessable and were offered, issued and sold in compliance with all applicable federal and state securities laws. Each subsidiary has all of the requisite corporate power and authority and is entitled to own or lease its properties and assets and to carry on its businesses as and in the places where such properties or assets are now owned, leased or operated and such businesses are now conducted.

(e) Corporate Records.  The stock records and minute books of HPBC: (i) fully and accurately reflect all issuances, transfers and redemptions of the HPBC Stock; (ii) correctly show the record addresses and the number of shares of such stock issued and outstanding on the date hereof held by the shareholders of HPBC; (iii) correctly show all formal material corporate actions taken by the directors and shareholders of HPBC (including actions taken by consent without a meeting); and (iv) contain true and correct copies or originals of the articles of incorporation and all amendments thereto, bylaws as amended and currently in force and the minutes of all meetings or consent actions of its directors and shareholders approved for inclusion by the board of directors. No resolutions, regulations or bylaws have been passed, enacted, consented to or adopted by such directors or shareholders except those contained in the minute books. All corporate records have been maintained in accordance with all applicable statutory requirements and are materially complete and accurate.

(f) Tax Returns; Taxes.

(i) Each of HPBC and the Bank has (i) duly and timely filed with the appropriate governmental entity all Tax Returns required to be filed by it (taking into account any applicable extensions), and all such Tax Returns are true, correct and complete in all material respects and prepared in compliance with all applicable laws and (ii) timely paid all material Taxes due and owing (whether or not shown due on any Tax Returns). Neither HPBC nor the Bank currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by a governmental entity in a jurisdiction where HPBC and the Bank do not file Tax Returns that HPBC or the Bank is or may be subject to taxation by that jurisdiction. Neither HPBC nor the Bank has commenced activities in any jurisdiction which will result in an initial filing of a Tax Return with respect to Taxes imposed by a governmental entity that it had not previously been required to file in the immediately preceding taxable period.

(ii) The unpaid Taxes of HPBC and the Bank (A) did not, as of December 31, 2014, exceed the reserve for Tax liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in the HPBC Financial Statements, and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of HPBC and the Bank in filing their tax returns. Since December 31, 2014, neither HPBC nor the Bank has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(iii) There are no liens, charges, restrictions, encumbrances or claims of any kind (collectively, “Liens”) for Taxes upon any property or asset of HPBC or the Bank, except for Liens for current Taxes the payment of which is not yet delinquent, or for Taxes contested in good faith through appropriate proceedings and reserved against in accordance with GAAP.

(iv) There are no deficiencies for Taxes with respect to HPBC and the Bank that have been set forth or claimed in writing, or proposed or assessed by a governmental entity with respect to any Taxes due by, Tax Returns of, or any of the assets or properties of HPBC or the Bank. There are no pending, proposed or threatened audits, investigations, disputes or claims or other actions for or relating to any Tax Return or liability for Taxes with respect to HPBC and the Bank. No material issues relating to Taxes of HPBC or the Bank were raised by the relevant governmental entity in any completed audit or examination that would reasonably be expected to recur in a later taxable period. None of HPBC, the Bank or any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment, deficiency, or collection, or has made any request in writing for any such extension or waiver, that remains in effect. There is not currently in effect any power of attorney authorizing any Person to act on behalf of HPBC or the Bank, or receive information relating to HPBC or the Bank, with respect to any Tax matter.

(v) Neither HPBC nor the Bank has requested or received any ruling from any governmental entity, or signed any binding agreement with any governmental entity (including, without limitation, any advance pricing agreement) that would affect any amount of Tax payable after the Closing Date and has not made any request for issuance of a ruling from a governmental entity on behalf of the HPBC or the Bank (regardless of whether the requested ruling is still pending or withdrawn).

(vi) Each of HPBC and the Bank has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and all Tax Returns (including without limitation all IRS Forms W-2 and 1099) required with respect thereto have been properly completed and timely filed with, and supplied to, the appropriate parties.

(vii) Except for any such customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business (each of which is not specifically entered into to address Taxes), neither HPBC nor the Bank is a party to or bound by or has any obligation under any Tax sharing, allocation or indemnification agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person, other than such an agreement or arrangement exclusively between or among HPBC and its subsidiaries.

(viii) Except for the affiliated group of which HPBC is the common parent, each of HPBC and the Bank is not and has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return. Neither HPBC nor the Bank is liable for the Taxes of any Person (including an individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or governmental entity) other than HPBC and its subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise.

(ix) During the two-year period ending on the date hereof, neither HPBC nor the Bank has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 or Section 361 of the Code.

(x) Neither HPBC nor the Bank has taken any action, failed to take any action, or knows of any fact that would be reasonably expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(xi) Neither HPBC nor the Bank has been a party to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1) (other than such transactions that have been properly reported) or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law.

(xii) HPBC has not taken any action not in accordance with past practice that would have the effect of deferring a measure of Tax from a period (or portion thereof) ending on or before the Closing Date to a period (or portion thereof) beginning after the Closing Date. HPBC has no deferred income or other Tax Liability arising out of any transaction, including, without limitation, any (i) intercompany transaction (as defined in Treasury Regulations Section 1.1502-13), (ii) the disposal of any property in a transaction accounted for under the installment method pursuant to

Section 453 of the Code, (iii) excess loss account (as defined in Treasury Regulations Section 1.1502-19) with respect to the stock of any subsidiary of HPBC, (iv) use of the long-term contract method of accounting, or (v) receipt of any prepaid amount on or before the Closing Date. Neither HPBC nor the Bank has made an election under Section 108(i) of the Code (or any corresponding provision of state, local or foreign law).

(xiii) HPBC has delivered or made available to BNC for inspection complete and correct copies of its federal and state income and franchise Tax Returns and reports for the past three (3) years, and has indicated those Tax Returns that have been audited and those Tax Returns that are currently the subject of an audit, and complete and correct copies of all private letter rulings, revenue agent reports, settlement agreements, a description of all deficiency notices and any similar documents submitted by, received by or agreed to by or on behalf of HPBC, the Bank, and any predecessor thereof and relating to Taxes for such taxable periods. HPBC has delivered or made available to BNC the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax or excess charitable deduction available for use by HPBC or the Bank. There is currently no limitation on the use of the Tax attributes of HPBC and the Bank under Sections 269, 382, 383, 384 or 1502 of the Code (and similar provisions of state, local or foreign tax law).

(xiv) Neither HPBC nor the Bank has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of its place of incorporation.

(xv) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) has been entered into by or with respect to HPBC or the Bank.

For purposes of this Agreement, “Tax” or “Taxes” means all taxes of whatever kind or nature, including, without limitation, those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, estimated, withholding, payroll, employment, social security (or similar), unemployment, disability, excise, severance, stamp, occupation, premium, transfer, registration, alternative or add-on minimum, value added, real property, personal property, escheat, environmental or windfall profits taxes, customs, duties or other similar fees, assessments or charges of any kind whatsoever (together with any interest and any penalties, additions to tax or additional amounts), whether disputed or not, imposed by any governmental entity (domestic or foreign); and “Tax Returns” means any report, return (including information return or declaration of estimated Taxes), claim for refund, statement, disclosure or form relating to Taxes filed or required to be filed with any governmental entity, including any schedule or attachment thereto, and including any amendments thereof.

(g) Financial Statements.

(i) HPBC has delivered to BNC true, correct and complete copies, including notes, of the audited financial statements of HPBC for the years ended December 31, 2014, 2013, and 2012, including consolidated balance sheets, consolidated statements of income, consolidated statements of cash flows, consolidated statements of comprehensive income and consolidated statements of changes in shareholders’ equity and unaudited financial statements of HPBC for the nine months ended September 30, 2015 (collectively, the “HPBC Financial Statements”). The HPBC Financial Statements have been prepared in accordance with GAAP, and present fairly the assets, liabilities and financial condition of HPBC as of the dates indicated therein and the results of its operations for the respective periods indicated therein (subject in the case of unaudited statements to notes and year-end audit adjustments normal in nature and amount).

(ii) HPBC has maintained a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as set forth in Section 3.2(g)(ii) of the Disclosure Memorandum, no changes have been made to HPBC’s internal control over financial reporting, as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), since December 31, 2014 that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

(h) Regulatory Reports.  HPBC has made available to BNC for review and inspection all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed by HPBC since January 1, 2012 with (i) the Federal Deposit Insurance Corporation (the “FDIC”), (ii) the Board of Governors of the Federal Reserve System (the “Federal Reserve”), (iii) the North Carolina Office of the Commissioner of Banks (the “NCCOB ”) and (iv) any other applicable regulatory or governmental agencies (collectively, the “HPBC Reports”). All of the HPBC Reports have been prepared in all material respects in accordance with applicable rules and regulations applied on a basis consistent with prior periods and contain all information required to be presented therein in accordance with such rules and regulations.

(i) Enforcement Actions.  Except as set forth in Section 3.2(i) of the Disclosure Memorandum, (i) neither HPBC nor any of its subsidiaries is subject to any cease-and-desist or other similar order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any capital directive by, or has adopted any board resolutions at the request of, the Federal Reserve, the FDIC, the NCCOB or with any other applicable regulatory or governmental agency (a “Regulatory Agreement”), (ii) neither HPBC nor any of its subsidiaries has been advised by the Federal Reserve, the FDIC, the NCCOB or any other applicable regulatory or governmental agency that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement, (iii) HPBC and each of its subsidiaries are in compliance in all material respects with each Regulatory Agreement to which it is party or subject, and (iv) neither HPBC nor any of its subsidiaries has received any notice from the Federal Reserve, the FDIC, the NCCOB or any other applicable regulatory or governmental agency indicating that either HPBC or any of its subsidiaries is not in compliance in all material respects with any such Regulatory Agreement.

(j) Accounts.  Section 3.2(j) of the Disclosure Memorandum contains a list of each and every bank and other institution in which HPBC maintains an account or safety deposit box, the account numbers, and the names of all Persons who are presently authorized to draw thereon, have access thereto or give instructions regarding distribution of funds or assets therein.

(k) Loans; Nonperforming and Classified Assets; Allowance.

(i) Except as set forth in Section 3.2(k)(i) of the Disclosure Memorandum or as provided for in the Allowance described in subsection (iv) below, all loans, lines of credit, letters of credit and other extensions of credit made by the Bank or due to it (“HPBC Loans”) shown in the HPBC Financial Statements and any such HPBC Loans, (i) are genuine, legal, valid and enforceable (except as enforceability may be limited by the General Enforceability Exceptions) obligations of the respective makers thereof and (ii) are not subject to any right of offset, rescission or set-off or any counterclaim or defense for which there is a reasonable possibility of an adverse determination to the Bank.

(ii) All of the HPBC Loans are evidenced by written agreements, true and correct copies of which will be made available to BNC for examination prior to the Closing Date. All currently outstanding HPBC Loans were solicited, originated and, currently exist in material compliance with all applicable law and regulations and the Bank’s lending policies at the time of origination of such HPBC Loans, and the loan documents with respect to each such HPBC Loan are complete and correct in all material respects. There are no oral modifications or amendments or additional agreements related to the HPBC Loans that are not reflected in the written records of the Bank. All of the HPBC Loans are owned by the Bank free and clear of any Liens, except for blanket Liens granted to the Federal Home Loan Bank. None of the HPBC Loans are presently serviced by third parties, and there is no obligation which could result in any HPBC Loan becoming subject to any third party servicing.

(iii) Except as set forth in Section 3.2(k)(iii) of the Disclosure Memorandum, as of the date hereof, no HPBC Loans were over ninety (90) days delinquent in payment of principal or interest. Section 3.2(k)(iii) of the Disclosure Memorandum contains a complete list of (A) each HPBC Loan that as of September 30, 2015 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by the Bank or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such HPBC Loan and the identity of the borrower thereunder and (B) each asset of the Bank that as of September 30, 2015 was classified as other real estate owned and the book value thereof as of September 30, 2015.

(iv) The allowance for loan and lease losses (the “Allowance”) shown on the balance sheet of HPBC included in the most recent HPBC Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the balance sheets of HPBC included in the HPBC Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables, letters of credit and commitments to make loans or extend credit), by HPBC as of the dates thereof. Prior to the Closing Date, HPBC will not make a material change to its methodology for determining the Allowance without providing prior written notice to BNC.

(l) Liabilities.  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HPBC, HPBC has no debt, liability or obligation of any kind required to be shown pursuant to GAAP on the consolidated balance sheet of HPBC, whether accrued, absolute, known or unknown, contingent or otherwise, except (i) those reflected in the HPBC Financial Statements; (ii) liabilities incurred since December 31, 2014 in the ordinary course of business; (iii) liabilities incurred in connection with this Agreement and the transactions contemplated by this Agreement; and (iv) as disclosed in Section 3.2(l) of the Disclosure Memorandum.

(m) Absence of Changes.  Except as specifically provided for in this Agreement or specifically set forth in Section 3.2(m) of the Disclosure Memorandum, since December 31, 2014:

(i) there has been no change in any of HPBC’s relationships with customers, employees, lessors or others, other than changes in the ordinary course of business, none of which individually or in the aggregate has had, or which would reasonably be expected to have, a Material Adverse Effect;

(ii) there has been no damage, destruction or loss to the assets, properties or business of HPBC, whether or not covered by insurance, which has had, or which may reasonably be expected to have, a Material Adverse Effect;

(iii) the business of HPBC has been operated in the ordinary course, and not otherwise;

(iv) the material properties and assets of HPBC used in its business have been maintained in good order, repair and condition, ordinary wear and tear excepted;

(v) the books, accounts and records of HPBC have been maintained in the usual, regular and ordinary manner;

(vi) there has been no declaration, setting aside or payment of any dividend or other distribution on or in respect of the capital stock of HPBC other than in the ordinary course and consistent with past practices;

(vii) there has been no increase in any payment of or commitment to pay any bonus, profit sharing or other extraordinary compensation to any employee or any increase in the level of employee benefits, or the adoption of new employee benefits to any employee;

(viii) there has been no change in the certificate of incorporation, articles of incorporation or bylaws of HPBC or the Bank;

(ix) there has been no labor dispute, unfair labor practice charge or employment discrimination charge, nor, to the knowledge of HPBC, any organizational effort by any union, or institution or threatened institution, of any effort, complaint or other proceeding in connection therewith, involving HPBC, or affecting its operations;

(x) there has been no issuance, sale, repurchase, acquisition, or redemption by HPBC of any of its capital stock, bonds, notes, debt or other securities, and there has been no modification or amendment of the rights of the holders of any outstanding capital stock, bonds, notes, debt or other securities thereof;

(xi) there have been no material Liens or security interests (other than purchase money security interests arising in the ordinary course of business) created on or in (including without limitation, any deposit for security) any asset or assets of HPBC or assumed by it with respect to any asset or assets;

(xii) there has been no indebtedness or other liability or obligation (whether absolute, accrued, contingent or otherwise) incurred by HPBC which would be required to be reflected on a balance sheet of HPBC prepared as of the date hereof in accordance with GAAP, except as incurred in the ordinary course of business;

(xiii) no material obligation or liability of HPBC has been discharged or satisfied, other than in the ordinary course of business;

(xiv) there have been no sales, transfers or other dispositions of any material asset or assets of HPBC, other than sales in the ordinary course of business; and

(xv) there has been no amendment, termination or waiver of any right of HPBC under any contract or agreement or governmental license, permit or permission which has had, or would reasonably be expected to have, a Material Adverse Effect.

(n) Litigation and Proceedings.  Except as set forth in Section 3.2(n) of the Disclosure Memorandum, there are no actions, decrees, suits, counterclaims, claims, proceedings or governmental actions or investigations, pending or, to the knowledge of HPBC, threatened against, by or affecting HPBC, or any officer, director, employee or agent in such person’s capacity as an officer, director, employee or agent of HPBC or relating to the business or affairs of HPBC, in any court or before any arbitrator or governmental agency, and no judgment, award, order or decree of any nature has been rendered against or with respect thereto by any agency, arbitrator, court, commission or other authority, which are reasonably likely to have a Material Adverse Effect.

(o) Proxy Materials.  The HPBC Proxy Materials and any other materials furnished by HPBC to the HPBC shareholders in connection with the transactions contemplated by this Agreement, or in any amendments thereof or supplements thereto, will not contain with respect to HPBC any untrue statement of a material fact or omit to state any information required to be stated therein or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.3 Business Operations.

(a) Permits; Compliance with Law.

(i) HPBC has all permits, licenses, approvals, authorizations and registrations under all federal, state, local and foreign laws required for HPBC to carry on its business as presently conducted (the “Permits”), except where the failure to obtain such Permits would reasonably be expected to have a Material Adverse Effect. To HPBC’s knowledge, HPBC is in compliance with the terms and conditions of each such Permit and has received no written notice that it is in violation of any of the terms or conditions of such Permits.

(ii) HPBC has complied with all laws, regulations, ordinances, rules, and orders applicable to it or its business, except for any non-compliance which could not reasonably be expected to have a Material Adverse Effect. Section 3.3(a)(ii) of the Disclosure Memorandum contains a list of any known violations of such laws, regulations, ordinances, rules or orders by any present officer, director, or employee of HPBC, and which resulted in any order, proceeding, judgment or decree which would be required to be disclosed pursuant to Item 401(f) of Regulation S-K promulgated by the SEC. No past violation of any such law, regulation, ordinance, rule or order has occurred which could impair the right or ability of HPBC to conduct its business.

(iii) Except as set forth in Section 3.3(a)(iii) of the Disclosure Memorandum, no notice, inquiry or warning from any governmental authority with respect to any failure or alleged or possible failure of HPBC to comply in any respect with any law, regulation, ordinance, rule or order has been received, nor, to the knowledge of HPBC, is any such notice or warning proposed or threatened.

(b) Environmental.

(i) Except as set forth in Section 3.3(b)(i) of the Disclosure Memorandum:

(1) HPBC has not caused or permitted the generation, manufacture, use, or handling or the release or presence of, any Hazardous Material (as defined below) on, in, under or from any properties or facilities currently owned or leased by HPBC or, to its knowledge, adjacent to any properties so owned or leased that requires notification, investigation or remediation pursuant to any environmental law;

(2) there are no non-compliance orders, warning letters or notices of violations, actions, suits or other claims asserted or, to its knowledge, threatened against HPBC or administrative or judicial investigations arising from or relating to the environmental condition of any property currently owned or leased by HPBC or the generation, manufacture, use, or handling or the release or presence of, any Hazardous Material at any property currently owned or leased by HPBC;

(3) HPBC has complied in all material respects with, and has kept all records and made all filings or reports required by, and is otherwise in compliance with all applicable federal, state and local laws, regulations, orders, permits and licenses relating to the generation, treatment, manufacture, use, handling, release or presence of any Hazardous Material on, in, under or from any properties or facilities currently owned or leased by HPBC;

(4) to the knowledge of HPBC, the improvements on the property owned or leased by HPBC are free from the presence or growth of mold, fungi, spores or bacteria that could be reasonably expected to cause material property damage or personal injury, and the improvements on the property owned or leased by HPBC are, and have been, reasonably free of conditions that could lead to the growth or presence of mold, fungi, spores or bacteria, including, without limitation, air conditioner malfunction, water intrusion, water leaks, sewage backflows and construction defects; and

(5) to the knowledge of HPBC, there are not now nor have there ever been any underground storage tanks for the storage of Hazardous Material on, in or under any properties or facilities currently owned or leased by HPBC.

(ii) Neither HPBC nor, to the knowledge of HPBC, any of its officers, directors, employees or agents, in the course of such individual’s employment by HPBC, has given advice with respect to, or participated in any respect in, the management or operation of any entity or concern regarding the generation, storage, handling, disposal, transfer, production, use or processing of Hazardous Material.

(iii) To the knowledge of HPBC, except as set forth in Section 3.3(b)(iii) of the Disclosure Memorandum, HPBC has not foreclosed on any property on which there is a threatened release of any Hazardous Material or on which there has been a release and remediation has not been completed to the extent required by environmental laws.

(iv) Except as set forth in Section 3.3(b)(iv) of the Disclosure Memorandum, neither HPBC nor any of its executive officers or directors is aware of, has been told of, or has observed, the presence of any Hazardous Material on, in, under, or around property on which HPBC holds a legal or security interest, in violation of, or creating a liability under, federal, state, or local environmental statutes, regulations, or ordinances.

(v) HPBC has delivered to BNC true, correct and complete copies of all reports or tests with respect to compliance of any of the properties or facilities currently owned or operated by HPBC with any environmental laws or the presence of Hazardous Materials that were prepared for HPBC or prepared for other Persons and are in the possession, custody or control of HPBC.

(vi) The term “Hazardous Material” means any substance whose nature, use, manufacture, or effect render it subject to federal, state or local regulation governing that material’s investigation, remediation or removal as a threat or potential threat to human health or the environment and includes, without limitation, any substance within the meaning of “hazardous substances” under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601, “hazardous wastes” within the meaning of the Resource Conservation and Recovery Act, 42 U.S.C. §6921, any petroleum product, including any fraction of petroleum, or any friable asbestos containing materials. However, the term “Hazardous Material” shall not include those substances which are normally and reasonably used or present in connection with the development, occupancy or operation of office buildings (such as cleaning fluids, and supplies normally used in the day to day operation of business offices) in quantities reasonable in relation to such use and in compliance with applicable law or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

(c) Insurance.

(i) Section 3.3(c)(i) of the Disclosure Memorandum contains a complete list and description (including the expiration date, premium amount and coverage thereunder) of all policies of insurance and bonds presently maintained by, or providing coverage for, HPBC or through HPBC for any of its officers, directors and employees, that are in full force and effect, together with a complete list of all pending claims under any of such policies or bonds. All material terms, obligations and provisions of each of such policies and bonds have been complied with, all premiums due thereon have been paid, and no notice of cancellation with respect thereto has been received. Except as set forth in Section 3.3(c)(i) of the Disclosure Memorandum, such policies and bonds provide adequate coverage to insure the properties and businesses of HPBC and the activities of its officers, directors and employees against such risks and in such amounts as are customary. HPBC has heretofore made available to BNC a true, correct and complete copy of each insurance policy and bond currently in effect with respect to the business and affairs of HPBC.

(ii) The value of all bank owned life insurance owned by HPBC or the Bank is and has been fairly and accurately reflected in the balance sheet and included in the HPBC Financial Statements in accordance with GAAP.

(d) Trust Business; Administration of Fiduciary Accounts.  Each of HPBC and the Bank has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in all material respects in accordance with the terms of the governing documents and applicable laws. Neither HPBC nor the Bank, nor any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(e) Investment Management and Related Activities.

(i) Section 3.3(e) of the Disclosure Memorandum lists each subsidiary of HPBC or the Bank that provides investment management, investment advisory or sub-advisory services to any person (including management and advice provided to separate accounts and participation in wrap fee programs, and that is required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”) (each, an “Advisory Entity”)). Each Advisory Entity is registered as an investment adviser under the Investment Advisers

Act and has operated since January 1, 2011 and is currently operating in compliance with all laws applicable to it or its business and has all material registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except, in each case, as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect. There is no action, suit, proceeding or investigation pending or, to HPBC’s knowledge, threatened that would reasonably be likely to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, permits, licenses, exemptions, orders and approvals in any material respect.

(ii) Each Advisory Entity has been since January 1, 2011 and is in all material respects in compliance with each contract for services provided in its capacity as an Advisory Entity to which it is a party.

(iii) The accounts of each advisory client of HPBC, the Bank or any of their respective subsidiaries, for purposes of the Investment Advisers Act, that are subject to ERISA have been managed by the applicable Advisory Entity in all material respects in compliance with the applicable requirements of ERISA.

(iv) None of the Advisory Entities nor any “person associated with an investment adviser” (as defined in the Investment Advisers Act) of any of them is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor.

(v) HPBC has made available to BNC true and complete copies of each Uniform Application for Investment Adviser Registration on Form ADV filed since January 1, 2011 by each Advisory Entity that is required to be registered as an investment adviser under the Investment Advisers Act, reflecting all amendments thereto to the date hereof (each a “Form ADV”). The Forms ADV are in compliance in all material respects with the applicable requirements of the Investment Advisers Act. Since January 1, 2011, each Advisory Entity has made available to each advisory client its Form ADV to the extent required by the Investment Advisers Act. HPBC has made available to BNC true and complete copies of all deficiency letters and inspection reports or similar documents furnished to any Advisory Entity by the SEC since January 1, 2011 and the Advisory Entity’s responses thereto, if any.

(f) CRA, Anti-Money Laundering and Customer Information Security.  Neither HPBC nor the Bank is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and no facts or circumstances exist, which would cause the Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Bank pursuant to 12 C.F.R. Part 364, except where the failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect. Furthermore, the board of directors of the Bank has adopted and the Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any governmental agency and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act.

3.4 Properties and Assets.

(a) Contracts and Commitments.  Section 3.4(a) of the Disclosure Memorandum contains a list identifying all written contracts, purchase orders, agreements, security deeds, guaranties or commitments (other than loans, loan commitments and deposits made by or with HPBC in the ordinary course of business), to which HPBC is a party or by which it may be bound involving the payment or receipt, actual or contingent, of more than $100,000 or having a term or requiring performance over a period of more than one year (collectively, the “Material Contracts”). Each Material Contract is in full force and effect and is valid and enforceable in accordance with its terms, subject to the General Enforceability Exceptions, and, to the knowledge of HPBC, constitutes a legal and binding obligation of the respective parties thereto and is not the subject of any notice of default, termination, partial termination or of any ongoing, pending, completed or threatened investigation, inquiry or other proceeding or action that may give rise to any notice of default, termination or partial termination that would be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect on HPBC. A true and complete copy of each Material Contract has been made available to BNC for examination.

(b) Licenses; Intellectual Property.  HPBC has all patents, trademarks, trade names, service marks, copyrights, trade secrets and know-how reasonably necessary to conduct its business as presently conducted. To the knowledge of HPBC, there are no rights of third parties with respect to any trademark, service mark, trade secrets, confidential information, trade name, patent, patent application, copyright, invention, device or process owned or used by HPBC or presently expected to be used by it in the future. All material patents, copyrights, trademarks, service marks, trade names, and applications therefor or registrations thereof, owned or used by HPBC, are listed in Section 3.4(b) of the Disclosure Memorandum. HPBC has complied with all applicable laws relating to the filing or registration of “fictitious names” or trade names.

(c) Personal Property.  HPBC has good and marketable title to all of its material personal property, tangible and intangible, reflected in the most recent HPBC Financial Statements (except as since sold or otherwise disposed of by it in the ordinary course of business), free and clear of all Liens of any kind or character, except: (a) those referred to in the notes to the HPBC Financial Statements as securing specified liabilities (with respect to which no default exists or, to the knowledge of HPBC, is claimed to exist); and (b) those described in Section 3.4(c) of the Disclosure Memorandum.

(d) HPBC Leases.

(i) All leases (the “HPBC Leases”) pursuant to which HPBC is lessor or lessee of any real or material personal property (such property, the “Leased Property”) are valid and enforceable in accordance with their terms, subject to the General Enforceability Exceptions; there is not under any of the HPBC Leases any default or any claimed default by HPBC, HPBC’s lessor (where HPBC is the lessee under an HPBC Lease) or HPBC’s lessee (where HPBC is the lessor under an HPBC Lease), or event of default or event which with notice or lapse of time, or both, would constitute a default by HPBC, HPBC’s lessor (where HPBC is the lessee under an HPBC Lease) or HPBC’s lessee (where HPBC is the lessor under an HPBC Lease) and in respect of which adequate steps have not been taken to prevent a default from occurring if HPBC is the party in breach.

(ii) The copies of the HPBC Leases heretofore furnished or made available by HPBC to BNC are true, correct and complete in all material respects, and the HPBC Leases have not been modified in any material respect other than pursuant to amendments, copies of which have been concurrently delivered or made available to BNC, and, to the knowledge of HPBC, are in full force and effect in accordance with their terms.

(iii) Except as set forth in Section 3.4(d)(iii) of the Disclosure Memorandum, there are no contractual obligations, agreements in principle or present plans for HPBC to enter into new material leases of real property or to renew or amend existing HPBC Leases prior to the Closing Date.

(e) Real Property.

(i) HPBC does not own any interest in any real property (other than as lessee) except as set forth in Section 3.4(e)(i) of the Disclosure Memorandum (such properties being referred to herein as “HPBC Realty”). Except as disclosed in Section 3.4(e)(i) of the Disclosure Memorandum, HPBC has good title to the HPBC Realty and the titles to the HPBC Realty purchased after December 31, 1999 are covered by title insurance policies providing coverage in the amount of the original purchase price. HPBC has not materially encumbered the HPBC Realty since the effective dates of the respective title insurance policies.

(ii) Except as set forth in Section 3.4(e)(ii) of the Disclosure Memorandum, the interests of HPBC in the HPBC Realty and in and under each of the HPBC Leases are free and clear of any and all Liens and are subject to no present claim, contest, dispute, action or, to the knowledge of HPBC, threatened action at law or in equity.

(iii) The present use and operations of, and improvements upon, the HPBC Realty and all real properties included in the Leased Properties (the “HPBC Leased Real Properties”) are in compliance with all applicable building, fire, zoning and other applicable laws, ordinances and regulations and with all deed restrictions of record, no notice of any violation or alleged violation thereof has been received, and there are no proposed changes therein that would affect the HPBC Realty, the HPBC Leased Real Properties or their uses.

(iv) Except as set forth in Section 3.4(e)(iv) of the Disclosure Memorandum, no rent has been paid in advance and no security deposit has been paid by, nor is any brokerage commission payable by or to, HPBC with respect to any HPBC Lease, in each case, in any material amount.

(v) HPBC is not aware of any proposed or pending change in the zoning of, or of any proposed or pending condemnation proceeding with respect to, any of the HPBC Realty or the HPBC Leased Real Properties which may adversely affect the HPBC Realty or the HPBC Leased Real Properties, or their current use or the use currently contemplated by HPBC.

(vi) The buildings and structures owned, leased or used by HPBC are, taken as a whole, in good operating order (except for ordinary wear and tear), usable in the ordinary course of business, and are sufficient and adequate to carry on the business and affairs of HPBC.

3.5 Employees and Benefits.

(a) Directors or Officers of Other Corporations.  Except as set forth in Section 3.5(a) of the Disclosure Memorandum, no director, officer, or employee of HPBC serves, or in the past five (5) years has served, as a director or officer of any other corporation on behalf of or as a designee of HPBC.

(b) Employee Benefits.

(i) Except as set forth in Section 3.5(b)(i) of the Disclosure Memorandum, (i) HPBC does not provide and is not obligated to provide, directly or indirectly, nor has any liability (contingent or otherwise) for, any benefits for current or former employees, officers, directors or independent contractors or their dependents or beneficiaries, including, without limitation, any post-retirement life insurance, pension, profit sharing, stock option, retirement, bonus, hospitalization, severance, medical, insurance, vacation, fringe benefits, perks or other employee benefits under any plan, practice, agreement or understanding (individually a “HPBC Plan” and collectively, the “HPBC Plans”), and (ii) HPBC does not have any employment, severance, change in control or similar agreements with any of its current or former employees, officers, directors or independent contractors or their dependents or beneficiaries.

(ii) Section 3.5(b)(ii) of the Disclosure Memorandum lists separately any employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), sponsored, maintained or contributed to by HPBC or its ERISA Affiliates or with respect to which HPBC or any of its ERISA Affiliates has any liability (contingent or otherwise) (collectively, “ERISA Plans”). True, correct and complete copies of all ERISA Plans and, to the extent applicable, all related trust agreements, insurance contracts, summary plan descriptions, Internal Revenue Service determination letters and filings, the past three (3) years of actuarial reports and valuations, annual reports and Form 5500 filings (including attachments) have been delivered to BNC.

(iii) Except as set forth in Section 3.5(b)(iii) of the Disclosure Memorandum, HPBC and its ERISA Affiliates (as defined below) are not currently and have never in the past six years been required to contribute to or had any liability (contingent or otherwise) with respect to (i) a multiemployer plan as defined in Section 3(37)(A) or 4001(a)(3) of ERISA, (ii) an employee benefit plan within the meaning of Section 3(3) of ERISA that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (iii) a multiple employer plan within the meaning of Section 413(c) of the Code or Sections 4063, 4064 or 4066 of ERISA or (iv) a multiple employer welfare plan within the meaning of Section 3(40)(A) of ERISA. For purposes of this Section 3.5(b)(iii), the term “ERISA Affiliate” shall mean any person within the meaning of Section 3(9) of ERISA, or any trade or business (whether or not incorporated) that, together with HPBC, is treated as a single employer within the meaning of Section 414 of the Code.

(iv) Except as set forth in Section 3.5(b)(iv) of the Disclosure Memorandum, in all material respects, each HPBC Plan has been established, operated and administered in accordance with its terms and in accordance with, and has been amended to comply with (unless such amendment is not yet required), all applicable laws, rules and regulations, including, without limitation, ERISA, the Code, and the regulations issued under ERISA and the Code. With respect to each HPBC Plan, other than routine claims for benefits submitted in the ordinary course of the benefits process, no litigation or administrative or other proceeding is pending or, to the knowledge of HPBC, threatened involving such HPBC Plan or any of its fiduciaries. With respect to each HPBC Plan, neither HPBC nor any of its directors, officers, employees or agents or any fiduciary of any ERISA Plan has been engaged in or been a party to any transaction relating to the HPBC Plan which could reasonably be expected to constitute a breach of fiduciary duty under ERISA or a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code), unless such transaction is specifically permitted under Sections 407 or 408 of ERISA, Section 4975 of the Code or a class or administrative exemption issued by the Department of Labor. Each HPBC Plan that is a group health plan within the meaning of Section 607(l) of ERISA and Section 4980B of the Code is in material compliance with the continuation coverage requirements of Section 501 of ERISA and Section 4980B of the Code and other applicable laws.

(v) With respect to each HPBC Plan, all contributions or other remittances required by such plan or applicable law have been made or will be made on a timely basis.

(vi) Each HPBC Plan that is intended to be qualified under Section 401(a) of the Code, and its related trust, respectively, has received a favorable determination letter (or prototype sponsor letter) from the Internal Revenue Service (“IRS”) as to the qualification of such plan and the tax-exempt status of the related trust (or has filed with the IRS a request for such a determination letter within the applicable remedial amendment period or is a prototype plan for which the prototype plan sponsor has received a favorable opinion letter or advisory opinion from the IRS as to the qualification of the prototype plan on which HPBC may rely) and no event has occurred, and no condition exists, that would reasonably be expected to cause the loss of such qualified or tax exempt status or the imposition of any liability, tax or penalty under ERISA or the Code.

(vii) Except as set forth in Section 3.5(b)(vii) of the Disclosure Memorandum, HPBC does not provide and has no obligation to provide benefits, including, without limitation, death, health, post-retirement life insurance or medical benefits (whether or not insured) with respect to current or former employees of HPBC beyond their retirement or other termination of service with HPBC other than: (i) coverage mandated by applicable law; or (ii) benefits under the HPBC 401(k) Plan.

(viii) Except as set forth in Section 3.5(b)(viii) of the Disclosure Memorandum, neither this Agreement nor any transaction contemplated hereby (either alone or in combination with any other event will: (i) entitle any current or former employee, officer or director of HPBC to severance pay, unemployment compensation or any similar or other payment; (ii) accelerate the time of payment or vesting of, or increase the amount of compensation or benefits due any such employee, officer or director; (iii) increase any benefits otherwise payable under any HPBC Plan; or (iv) cause the payment of any “excess parachute payment” (as defined in Section 280G of the Code). No HPBC Plan provides for the gross up of taxes under Code Sections 409A or 4999.

(ix) Except as set forth in Section 3.5(b)(ix) of the Disclosure Memorandum, each HPBC Plan that is subject to Section 409A of the Code has been maintained in written form, and administered and operated in compliance in all material respects, with Section 409A and the regulations and rulings thereunder.

(x) There is no audit or investigation pending with respect to any HPBC Plan before any governmental authority and, to the knowledge of HPBC, no such audit or investigation is threatened.

(xi) HPBC has properly accrued on its financial statements in all material respects, the correct number of days, for all vacation, sick leave, personal time and paid time off credited to HPBC employees and individual consultants as of the date of such financial statements. HPBC has, for each HPBC Plan and all other purposes, correctly classified all natural persons and, if applicable, their disregarded entities, providing services to HPBC as common law employees or independent contractors as appropriate.

(xii) Except for amendments to the Executive Arrangements entered into before the date of this Agreement, HPBC has not entered into any commitment to modify or amend any HPBC Plan (other than in the ordinary course and consistent with past practices or as required by law) nor to establish any new benefit plan, program or arrangement. There has been no amendment to any HPBC Plan, interpretation or announcement by HPBC relating to any HPBC Plan or written notice or arrangement, or change in eligibility, participation or coverage under any HPBC Plan, that would increase the expense of maintaining any such HPBC Plan above the level of expense incurred or with respect to such HPBC Plan for the most-recently completed fiscal year of HPBC.

(xiii) Each pension plan, within the meaning of Section 3(2) of ERISA, that is not intended to be qualified under Section 401(a) of the Code is exempt from Parts 2, 3 and 4 of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA.

(c) Employment and Labor Matters.  HPBC is not, and has not been, a party to any collective bargaining agreement or agreement of any kind with any union or labor organization or to any agreement with any of its employees which is not terminable at will or upon ninety (90) days’ notice at the election of, and without cost or penalty to, HPBC. HPBC has not received at any time in the past five (5) years, any demand for recognition from any union, and no attempt has been made, to organize any of its employees. HPBC has complied in all material respects with all obligations under the National Labor Relations Act, as amended, the Age Discrimination in Employment Act, as amended, and all other federal, state and local labor laws and regulations applicable to employees. Except as described in Section 3.5(c) of the Disclosure Memorandum, (i) there are no unfair labor practice charges pending or, to the knowledge of HPBC, threatened against HPBC, and (ii) there are, and in the past three (3) years there have been, no charges, complaints, claims or proceedings, pending, or to the knowledge of HPBC, threatened against, or involving, as the case may be, HPBC with respect to any alleged violation of any wage and hour laws, age discrimination act laws, employment discrimination laws or any other claims arising out of any employment relationship as to any of HPBC’s employees or as to any person seeking employment therefrom, and no such violations exist. All employees and independent contractors of HPBC are properly classified as such for all purposes, including without limitation, the HPBC Plans.

(d) Related Party Transactions.  Except for: (i) loans and extensions of credit made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions by HPBC with other Persons who are not affiliated with HPBC, and which do not involve more than the normal risk of repayment or present other unfavorable features; (ii) deposits, all of which are on terms and conditions identical to those made available to all customers of HPBC at the time such deposits were entered into; and (iii) transactions specifically described in Section 3.5(d) of the Disclosure Memorandum, there are no contracts with or commitments to present or former five percent (5%) or greater shareholders, directors, officers, or employees involving the expenditure of more than $60,000 as to any one individual, including with respect to any business directly or indirectly controlled by any such Person, or $100,000 for all such contracts or commitments in the aggregate for all such individuals (other than contracts or commitments relating to services to be performed by any officer, director or employee as a currently-employed employee of HPBC).

3.6 Other Matters.

(a) Approvals, Consents and Filings.  Except for the Required Regulatory Approvals, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (i) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority; or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to HPBC, or any of HPBC’s assets. HPBC has no knowledge of any fact or condition that would prevent or material impede or delay BNC and HPBC from obtaining the Required Regulatory Approvals.

(b) Default.

(i) Except for the Required Regulatory Approvals, neither the execution of this Agreement nor consummation of the transactions contemplated herein:

(1) constitutes a breach of or default under any Material Contract;

(2) does or will result in the creation or imposition of any Lien, security interest, equity or restriction of any nature whatsoever in favor of any third party upon any assets of HPBC; or

(3) constitutes an event permitting termination of any Material Contract.

(ii) HPBC is not in violation of its articles of incorporation or bylaws or in default under any term or provision of any material security deed, mortgage, indenture or security agreement, or of any other Material Contract.

(c) Representations and Warranties.  Except for the representations and warranties made by HPBC in this Article III, neither HPBC nor any other Person makes any express or implied representation or warranty with respect to HPBC, its subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and HPBC hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither HPBC nor any other person makes or has made any representation or warranty to BNC or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to HPBC, any of its subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by HPBC in this Article III, any oral or written information presented to BNC or any of its affiliates or representatives in the course of their due diligence investigation of HPBC, the negotiation of this Agreement or in the course of the transactions contemplated hereby. HPBC acknowledges and agrees that neither BNC nor any other person has made or is making any express or implied representation or warranty other than those contained in Article V.

(d) Absence of Brokers.  Except for Sandler O’Neill + Partners, L.P. (“Sandler”), which has provided financial advisory services to HPBC, no broker, finder or other financial consultant has acted on HPBC’s behalf in connection with this Agreement or the transactions contemplated hereby.

(e) Fairness Opinion.  Prior to the execution of this Agreement, HPBC has received an opinion from Sandler to the effect that, as of the date of such opinion and based on and subject to the matters set forth in such opinion, the Merger Consideration is fair to the shareholders of HPBC from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement. HPBC has provided BNC with a true and complete copy of such opinion for informational purposes.

(f) Takeover Laws and Provisions.  HPBC has taken all necessary action, if any, to render inapplicable to this Agreement, the Merger and the other transactions contemplated in this Agreement the provisions of any potentially applicable anti-takeover, control share, fair price, moratorium, interested shareholder or similar law or, if applicable, any shareholder rights or poison pill agreement or similar agreement applicable with respect to HPBC. No “fair price” law or similar provision of the HPBC Certificate of Incorporation or HPBC Bylaws is applicable to this Agreement and the transactions contemplated hereby.

ARTICLE IV
CONDUCT OF BUSINESS OF HPBC PENDING CLOSING

During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, set forth in the Disclosure Memorandum, required by law, regulation or policies imposed by any governmental entity, or consented to in writing by BNC (which consent shall not be unreasonably withheld, conditioned or delayed):

4.1 Conduct of Business.  HPBC will conduct its business only in the ordinary course, and will not incur any indebtedness for borrowed money (other than deposit and similar accounts and customary credit arrangements between banks in the ordinary course of business). Furthermore, HPBC will not enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof).

4.2 Maintenance of Properties.  HPBC will maintain its properties and assets in good operating condition, ordinary wear and tear excepted.

4.3 Insurance.  HPBC will maintain and keep in full force and effect all of the material insurance referred to in Section 3.3(c) hereof or other insurance equivalent thereto.

4.4 Capital Structure.  HPBC will not make a change in the authorized or issued capital stock or other securities of HPBC, and HPBC will not issue or grant any right or option to purchase or otherwise acquire any of the capital stock or other securities of HPBC. This Section 4.4 prohibits, without limitation, the issuance or sale by HPBC of any HPBC Stock to the HPBC 401(k) Plan.

4.5 Dividends.  No dividend, distribution or payment will be declared or made in respect to the HPBC Stock, other than $0.75 per share per quarter in the ordinary course consistent with past practice, and HPBC will not, directly or indirectly, redeem, purchase or otherwise acquire any of its capital stock, other than in the ordinary course consistent with past practice.

4.6 Amendment of Articles of Incorporation or Bylaws; Corporate Existence.  HPBC will not amend its articles of incorporation or bylaws, and HPBC will maintain its corporate existence and powers.

4.7 No Acquisitions.  HPBC shall not acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other entity or division thereof or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to HPBC.

4.8 No Real Estate Acquisitions or Dispositions.  HPBC will not sell, mortgage, lease, buy or otherwise acquire, transfer or dispose of any real property or interest therein (except for sales in the ordinary course of business, including sales of other real estate owned and properties under contract at or above HPBC’s carrying value as of the date hereof) and HPBC will not, except in the ordinary course of business, sell or transfer, mortgage, pledge or subject to any Lien any other tangible or intangible asset.

4.9 Loans.  HPBC shall not make any new loan or extension of credit in an amount in excess of $750,000 (excluding any loan or extension of credit of a smaller amount on an outstanding loan or line of credit in excess of $750,000), or renew or amend any existing loan or extension of credit that is characterized as “Special Mention”, “Substandard”, “Doubtful”, “Loss” in the books and records of HPBC (each, a “Classified Asset”); provided, however, that, if HPBC shall request the prior approval of BNC in accordance with this Section 4.9 to make a loan or extend credit in an amount in excess of $750,000, or amend or renew any existing loan that is a Classified Asset, and BNC shall not have disapproved such request in writing within five (5) business days upon receipt of such request from HPBC, then such request shall be deemed to be approved by BNC and thus HPBC may make the loan or extend the credit referenced in such request on the terms described in such request.

4.10 Banking Arrangements.  No change will be made in the banking and safe deposit arrangements referred to in Section 3.2(j) hereof, other than in the ordinary course of business, consistent with past practice.

4.11 HPBC Offices.  HPBC will not make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of HPBC.

4.12 Contracts.  Except in the ordinary course of business, HPBC will not terminate, materially amend or waive any material right under any Material Contract or enter into any contract that would constitute a Material Contract if it were in effect on the date of this Agreement.

4.13 Books and Records.  The books and records of HPBC will be maintained in the usual, regular and ordinary course.

4.14 Taxes and Tax Returns.  HPBC shall not, and shall not permit the Bank to: prepare or file any Tax Return inconsistent with past practice or, on any Tax Return, take any position, make any election, or adopt any method inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods; make or change any express or deemed election related to Taxes; change an annual accounting period; adopt or change any method of accounting, file an amended Tax Return; surrender any right to claim a refund of Taxes; enter into any closing agreements with respect to Tax; or consent to any extension or waiver of the limitation period applicable to any Tax proceedings relating to HPBC or the Bank.

4.15 Advice of Changes.  HPBC shall promptly advise BNC orally and in writing of any change or event having, or which would reasonably be expected to have, a Material Adverse Effect.

4.16 Reports.  HPBC shall file all reports required to be filed with any regulatory or governmental agencies between the date of this Agreement and the Closing Date and shall deliver to BNC copies of all such reports promptly after the same are filed.

4.17 Benefit Plans and Programs; Severance or Termination Payments.  HPBC shall not adopt any new benefit plans or programs or amend any existing benefit plans or programs, the effect of which is to increase benefits to employees, directors, officers or independent contractors or their descendants or beneficiaries or the liabilities of HPBC or its successors. HPBC shall not grant or enter into any new severance pay, termination pay, retention pay or transaction or deal bonus or arrangement or other HPBC Plan. Notwithstanding the foregoing, HPBC may (a) amend or modify any HPBC Plan as it determines appropriate to comply with any applicable law or regulation and (b) take any action it deems appropriate to implement and fund on or before the Closing Date a grantor trust for the purpose of providing a funding vehicle for compensation and benefits payable under the Executive Arrangements.

4.18 Limitation on Discussion with Others.

(a) HPBC shall not, and shall not authorize or permit any of its affiliates, officers, directors, employees, agents, or advisors to, directly or indirectly, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept, or consider an Acquisition Proposal of any other Person. In addition, HPBC agrees to immediately cease and cause to be terminated any previously undertaken or ongoing activities, discussions or negotiations with any other Person with respect to any Acquisition Proposal. Furthermore, if HPBC or any of its affiliates, officers, directors, employees, agents, or advisors receives any communication regarding an Acquisition Proposal between the date hereof and the Closing Date, then HPBC shall immediately notify BNC of the receipt of such Acquisition Proposal.

(b) Notwithstanding the foregoing, prior to the Requisite HPBC Shareholder Approval, HPBC shall be permitted to furnish nonpublic information regarding HPBC to, or enter into a confidentiality agreement or discussions or negotiations with, any Person in response to a bona fide, unsolicited written Acquisition Proposal submitted by such Person if:

(i) the Acquisition Proposal did not result from a breach of this Section 4.18;

(ii) HPBC’s board of directors determines in good faith, after consultation with HPBC’s financial advisor and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal;

(iii) HPBC’s board of directors determines in good faith, after consultation with HPBC’s outside counsel, that a failure to take such action would be reasonably likely to result in a breach of the fiduciary duties of the members of the HPBC board of directors;

(iv) (1) HPBC gives BNC prompt (but in no event later than twenty-four (24) hours) notice (which notice may be oral, and, if oral, shall be subsequently confirmed in writing) (x) of receipt of any Acquisition Proposal by HPBC or any of its directors, officers, employees, representatives, agents or advisors (which notice shall include the identity of such person or group and the material terms and conditions of any proposals or offers, including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and (y) of HPBC’s furnishing nonpublic information to, or entering into discussions or negotiations with, such person or group, and (2) HPBC receives from such person or group an executed confidentiality agreement containing terms no less favorable to HPBC than the terms of the Mutual Confidentiality Agreement entered into between HPBC and BNC and dated as of September 25, 2015; and

(v) contemporaneously with, or promptly after, furnishing any such nonpublic information to such person or group, HPBC furnishes such nonpublic information to BNC (to the extent such nonpublic information has not been previously furnished by HPBC to BNC).

(c) In addition to the foregoing, HPBC shall keep BNC reasonably informed on a prompt basis of the status and material terms of any such Acquisition Proposal, including any material amendments or proposed amendments as to price and other material terms thereof and any change in HPBC’s intentions with respect to the transactions contemplated hereby.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BNC

As an inducement to HPBC to enter into this Agreement and to consummate the transactions contemplated hereby, BNC represents, warrants, covenants and agrees as follows:

5.1 Corporate and Financial.

(a) Corporate Status.  BNC is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. BNC has all of the requisite corporate power and authority and is entitled to own or lease its properties and to carry on its business in the places where such properties are now owned, leased or operated and such business is now conducted.

(b) Authority; Enforceability.

(i) Subject to the required regulatory approvals as stated in Section 3.6(a), and the approval of the HPBC shareholders, the execution, delivery and performance of this Agreement and the other transactions contemplated or required in connection herewith will not, with or without the giving of notice or the passage of time, or both:

(1) violate any provision of federal or state law applicable to BNC, the violation of which could be reasonably expected to have an adverse effect on the business, operations, properties, assets, financial condition or prospects of BNC;

(2) violate any provision of the articles of incorporation or bylaws of BNC;

(3) conflict with or result in a breach of any provision of, or termination of, or constitute a default under any instrument, license, agreement, or commitment to which BNC is a party,

which, singularly or in the aggregate, would reasonably be expected to have an adverse effect on the business, operations, properties, assets, financial condition or prospects of BNC; or

(4) constitute a violation of any order, judgment or decree to which BNC is a party, or by which BNC or any of its assets or properties are bound.

(ii) BNC has full power and authority to enter into and perform this Agreement and the transactions contemplated hereby and thereby. The execution, delivery, performance and terms of this Agreement by BNC and the consummation by BNC of the transactions contemplated hereby and thereby have been duly and validly approved by BNC, including all necessary action by the board of directors of BNC. No other corporate proceedings are necessary on the part of BNC to authorize the execution, delivery, and performance of this Agreement by BNC and the consummation by BNC of the transactions contemplated hereby. Assuming this Agreement constitutes the valid and binding obligation of HPBC, this Agreement constitutes the valid and binding obligation of BNC, and is enforceable in accordance with its terms, except as limited by the General Enforceability Exceptions.

(c) BNC has maintained a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. No changes have been made to BNC’s internal control over financial reporting, as defined in Rule 13a-15(f) and Rule 15d-15(f) of the 1934 Act, since December 31, 2014 that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

5.2 Disclosure Reports.  BNC has a class of securities registered pursuant to Section 12(g) of the 1934 Act. BNC’s (a) Annual Report on Form 10-K for its fiscal year ended December 31, 2014; (b) Proxy Statement for its 2015 Annual Meeting of Shareholders; (c) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015; and (d) other reports filed by BNC pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 2014 (collectively, the “BNC SEC Reports”), taken together, correctly describe, among other things, the business, operations and principal properties of BNC in accordance with the requirements of the applicable report forms of the SEC. As of the respective dates of filing (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amended or superseded filing), none of the BNC SEC Reports contained any untrue statement of a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.3 Absence of Changes.  Since December 31, 2014, there has been no change in the business, assets, liabilities, results of operations or financial condition of BNC, or in any of its relationships with customers, employees, lessors or others, other than changes in the ordinary course of business, none of which individually or in the aggregate has had, or which would reasonably be expected to have, an adverse effect on the business, operations or financial condition of BNC on a consolidated basis.

5.4 Legal Proceedings.  Neither BNC nor any of its subsidiaries is a party to any, and there are no pending or, to BNC’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against BNC or any of its subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement, other than regularly scheduled examinations and similar routine investigations made by bank regulatory officials in the course of their supervision of BNC or any of its subsidiaries. There is no injunction, order, judgment, decree or material regulatory restriction imposed upon BNC, any of its subsidiaries or the assets of BNC or any of its subsidiaries.

5.5 Regulatory Reports.  BNC has made available to HPBC for review and inspection the year-end and quarterly Reports of Condition and Income filed by the Bank of NC with the FDIC and the Forms F.R. Y-6 and F.R. Y-9SP filed by BNC with the Federal Reserve for or during each of the three (3) years ended

December 31, 2014, 2013 and 2012 and the two (2) quarters ended June 30, 2015 and March 31, 2015, together with all such other reports filed by BNC and the Bank of NC for or during the same three-year period with the NCCOB, if any, and with any other applicable regulatory or governmental agencies (collectively, the “BNC Reports”). All of the BNC Reports have been prepared in accordance with applicable rules and regulations applied on a basis consistent with prior periods and contain all information required to be presented therein in accordance with such rules and regulations.

5.6 Enforcement Actions.  Neither BNC nor any of its subsidiaries is subject to any Regulatory Agreement that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has BNC or any of its subsidiaries been advised by the Federal Reserve, NCCOB, or any other applicable regulatory or governmental agency that it is considering issuing or requesting any Regulatory Agreement.

5.7 CRA, Anti-Money-Laundering and Customer Information Security.  Other than investments to satisfy regulatory requirements, neither BNC nor Bank of NC is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and, to its knowledge, no facts or circumstances exist, which would cause Bank of NC: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Bank of NC pursuant to 12 C.F.R. Part 364, except where the failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on BNC. Furthermore, the board of directors of Bank of NC has adopted and Bank of NC has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any governmental agency and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act.

5.8 Representations and Warranties.  Except for the representations and warranties made by BNC in this Article V, neither BNC nor any other Person makes any express or implied representation or warranty with respect to BNC, its subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and BNC hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither BNC nor any other person makes or has made any representation or warranty to HPBC or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to BNC, any of its subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by BNC in this Article V, any oral or written information presented to HPBC or any of its affiliates or representatives in the course of their due diligence investigation of BNC, the negotiation of this Agreement or in the course of the transactions contemplated hereby. BNC acknowledges and agrees that neither HPBC nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

5.9 Other Matters.

(a) Exchange Act Filings; Securities Offerings.  BNC has timely filed all forms, proxy statements, reports, schedules and other documents, including all certifications and statements required by the 1934 Act or Section 906 of the Sarbanes-Oxley Act required to be filed by the 1934 Act since January 1, 2014 (the “BNC Exchange Act Reports”). BNC Exchange Act Reports (i) at the time filed, (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) complied in all material respects with the applicable requirements of the securities laws and other applicable laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such BNC Exchange Act Reports or necessary to make the statements in such BNC Exchange Act Reports, in light of the circumstances under which they were made, not misleading. Each offering or sale of securities by BNC (i) was either registered under the 1933 Act or made pursuant to a valid exemption from registration, (ii) complied in all material respects with the applicable requirements of the securities laws and other applicable laws, except for immaterial late “blue sky” filings, including disclosure and broker/dealer registration requirements, and (iii) was made pursuant to offering documents which did not, at the time of the offering (or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in the offering documents or necessary to make the statements in such documents, in light of the circumstances under which they were made, not misleading.

(b) Approvals, Consents and Filings.  Except for the Federal Reserve, the FDIC and the NCCOB, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will: (i) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority; or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to BNC, or any of BNC’s assets. BNC has no knowledge of any fact or condition that would prevent or material impede or delay BNC and HPBC from obtaining the Required Regulatory Approvals.

(c) Absence of Brokers.  Except for Banks Street Partners, LLC, which has provided financial advisory services to BNC, no broker, finder or other financial consultant has acted on BNC’s behalf in connection with this Agreement or the transactions contemplated hereby.

ARTICLE VI
CONDITIONS TO OBLIGATIONS OF BNC

The obligation of BNC to effect the Merger is subject to the fulfillment prior to or at the Closing Date of each of the following conditions, any one or more of which may be waived by BNC:

6.1 Veracity of Representations and Warranties.  The representations and warranties of HPBC contained herein shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except, at each such time, as a result of changes or events expressly permitted or contemplated herein or where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), either individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on HPBC.

6.2 Performance of Agreements.  HPBC shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

6.3 Certificates, Resolutions, Opinion.  HPBC shall have delivered to BNC:

(a) a certificate executed by the Chief Executive Officer or President of HPBC, dated as of the Closing Date, and certifying in such detail as BNC may reasonably request to the fulfillment of the conditions specified in Section 6.1 and Section 6.2 hereof;

(b) a certificate executed by the Secretary of HPBC, dated as of the Closing Date, certifying and attesting to the: (i) articles of incorporation of HPBC; (ii) bylaws of HPBC; and (iii) duly adopted resolutions of the Board of Directors and shareholders of HPBC (1) authorizing and approving the execution of this Agreement and the consummation of the transactions contemplated herein in accordance with its terms; and (2) authorizing all other necessary and proper corporate action to enable HPBC to comply with the terms hereof;

(c) a certificate executed by the Secretary or equivalent officer of the Bank, dated as of the Closing Date, certifying and attesting to the: (i) articles of incorporation of the Bank; (ii) bylaws of the Bank; and (iii) duly adopted resolutions of the Board of Directors and sole shareholder of the Bank (1) authorizing and approving the execution of the Bank Merger Agreement and the consummation of the transactions contemplated therein; and (2) authorizing all other necessary and proper corporate action to enable the bank to comply with the terms thereof;

(d) a certificate of the valid existence of HPBC under the laws of the State of Delaware, executed by the Delaware Secretary of State, and dated not more than ten (10) business days prior to the Closing Date; and

6.4 Tax Opinion.  BNC shall have received the written opinion of its counsel, Troutman Sanders LLP, in form and substance reasonably satisfactory to BNC, on the basis of facts, representations and assumptions set forth in such opinion and dated the Closing Date, to the effect that the Merger will be treated as a “reorganization” described in Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained letters or certificates of officers of BNC and HPBC, reasonably satisfactory in form and substance to it.

ARTICLE VII
CONDITIONS TO OBLIGATIONS OF HPBC

The obligation of HPBC to effect the Merger is subject to the fulfillment prior to or at the Closing Date of each of the following conditions, any one or more of which may be waived by HPBC:

7.1 Veracity of Representations and Warranties.  The representations and warranties of BNC contained herein shall be true and correct in all respects (without giving effect to any limitation as to “materiality” set forth therein) as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except, at each such time, as a result of changes or events expressly permitted or contemplated herein or where the failure to be so true and correct (without giving effect to any limitation as to “materiality” set forth therein), either individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on BNC.

7.2 Performance of Agreements.  BNC shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

7.3 Certificates, Resolutions, Opinion.  BNC shall have delivered to HPBC:

(a) a certificate executed by an executive officer of BNC, dated the Closing Date, certifying in such detail as HPBC may reasonably request to the fulfillment of the conditions specified in Section 7.1 and Section 7.2 hereof;

(b) a certificate executed by the Secretary or an Assistant Secretary of BNC, dated as of the Closing Date, certifying and attesting to the: (i) articles of incorporation of BNC; (ii) bylaws of BNC; and (iii) duly adopted resolutions of the board of directors of BNC (1) authorizing and approving the execution of this Agreement on behalf of BNC, and the consummation of the transactions contemplated herein in accordance with its terms; and (2) authorizing all other necessary and proper corporate actions to enable BNC to comply with the terms hereof; and

(c) a certificate executed by the Secretary or equivalent officer of the Bank of NC, dated as of the Closing Date, certifying and attesting to the: (i) articles of incorporation of the Bank of NC; (ii) bylaws of the Bank of NC; and (iii) duly adopted resolutions of the Board of Directors and sole shareholder of the Bank of NC (1) authorizing and approving the execution of the Bank Merger Agreement and the consummation of the transactions contemplated therein; and (2) authorizing all other necessary and proper corporate action to enable the bank to comply with the terms thereof;

(d) a certificate of the valid existence of BNC, under the laws of the State of North Carolina, executed by the North Carolina Secretary of State, and dated not more than ten (10) business days prior to the Closing Date.

7.4 Tax Opinion.  HPBC shall have received the written opinion of its counsel, Robinson, Bradshaw & Hinson, P.A., in form and substance reasonably satisfactory to HPBC, on the basis of facts, representations and assumptions set forth in such opinion and dated the Closing Date, to the effect that the Merger will be treated as a “reorganization” described in Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained letters or certificates of officers of BNC and HPBC, reasonably satisfactory in form and substance to it.

ARTICLE VIII
CONDITIONS TO OBLIGATIONS OF BOTH PARTIES

The obligations of both parties to effect the Merger are subject to the fulfillment prior to or at the Closing Date of each of the following conditions, any one or more of which may be waived by the parties:

8.1 Shareholder Approval.  This Agreement shall have been approved by the vote of the holders of at least a majority of the issued and outstanding shares of HPBC Stock (the “Requisite HPBC Shareholder Approval”).

8.2 Regulatory Approvals.  Any and all governmental authorities, bodies or agencies having jurisdiction over the transactions contemplated by this Agreement and the Bank Merger Agreement, including, but not limited to the United States Department of the Treasury, the Federal Reserve, the FDIC, and the NCCOB, shall have granted such consents, authorizations and approvals as are necessary for the consummation hereof and thereof, and all applicable waiting or similar periods required by law shall have expired.

8.3 No Injunctions or Restraints; Illegality.  No order, injunction, decree or judgment preventing the consummation of the Merger or the other transactions contemplated by this Agreement issued by any court or governmental body or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the Merger.

8.4 Effective Registration Statement.  The BNC Registration Statement shall have been declared effective by the SEC and no stop order shall have been entered with respect thereto.

ARTICLE IX
WARRANTIES AND SURVIVAL

9.1 Warranties.  All statements contained in the certificate delivered by HPBC pursuant to Section 6.3 and the certificate delivered by BNC pursuant to Section 7.3 shall be deemed representations and warranties hereunder by them. Unless the context otherwise requires, the representations and warranties required of HPBC shall be required to be made, and shall be considered made, on behalf of HPBC and the Bank, and the representations and warranties required of BNC shall be required to be made, and shall be considered made, on behalf of BNC and the Bank of NC.

9.2 Survival of Provisions.  All representations, warranties, covenants, and agreements made by either party hereto in or pursuant to this Agreement or in any instrument, exhibit, or certificate delivered pursuant hereto shall be deemed to have been material and to have been relied upon by the party to which made, but, except as set forth hereafter or specifically stated in this Agreement, such representations, warranties, covenants, and agreements shall expire and be of no further force and effect upon the consummation of the Merger; provided, however, that any intentional misrepresentation of any material fact made by either party hereto in or pursuant to this Agreement or in any instrument, document or certificate delivered pursuant hereto shall survive consummation of the Merger and the transactions contemplated hereby.

ARTICLE X
TERMINATION

10.1 Material Adverse Effect.

(a) This Agreement may be terminated at any time prior to or on the Closing Date by BNC upon written notice to HPBC, if, after the date hereof, there shall have occurred and be continuing any events or occurrences that, individually or in the aggregate have had or would reasonably be expected to have a Material Adverse Effect on HPBC.

(b) This Agreement may be terminated at any time prior to or on the Closing Date by HPBC upon written notice to BNC, if, after the date hereof, there shall have occurred and be continuing any events or occurrences that, individually or in the aggregate have had or would reasonably be expected to have a Material Adverse Effect on BNC.

10.2 Noncompliance.

(a) This Agreement may be terminated at any time prior to or on the Closing Date by BNC upon written notice to HPBC, (i) if the terms, covenants or conditions of this Agreement to be complied with or performed by HPBC before the Closing shall not have been substantially complied with or substantially performed at or before the Closing Date and such noncompliance or nonperformance shall not have been waived by BNC; or (ii) in the event of a material breach by HPBC of any covenant, agreement, or obligation contained in this Agreement which breach has not been cured within twenty (20) days after the giving of written notice by BNC of such breach or, if such breach is not capable of being cured within twenty (20) days, HPBC has not begun to cure such breach within twenty (20) days after such written notice; provided, however, that in no event shall the cure periods provided in this Section 10.2 extend past the time period in Section 10.5 or otherwise limit BNC’s rights thereunder.

(b) This Agreement may be terminated at any time prior to or on the Closing Date by HPBC upon written notice to BNC, (i) if the terms, covenants or conditions of this Agreement to be complied with or performed by BNC before the Closing shall not have been substantially complied with or substantially performed at or before the Closing Date and such noncompliance or nonperformance shall not have been waived by HPBC; or (ii) in the event of a material breach by BNC of any covenant, agreement, or obligation contained in this Agreement which breach has not been cured within twenty (20) days after the giving of written notice by HPBC of such breach or, if such breach is not capable of being cured within twenty (20) days, BNC has not begun to cure such breach within twenty (20) days after such written notice; provided, however, that in no event shall the cure periods provided in this Section 10.2 extend past the time period in Section 10.5 or otherwise limit HPBC’s rights thereunder.

10.3 Failure to Disclose.  This Agreement may be terminated at any time prior to or on the Closing Date by BNC upon written notice to HPBC, if BNC learns of any fact or condition that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HPBC or the Surviving Corporation, which fact or condition was required to be disclosed by HPBC pursuant to the provisions of this Agreement and was not disclosed in this Agreement, the Disclosure Memorandum, or the HPBC Financial Statements.

10.4 Regulatory Approval.  This Agreement may be terminated at any time prior to or on the Closing Date by either party upon written notice to the other party, if any regulatory approval required to be obtained pursuant to Section 8.2 has been denied by the relevant governmental entity or any governmental entity of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

10.5 Termination Date.  This Agreement may be terminated at any time prior to or on the Closing Date by either party upon written notice to the other party, if the Closing Date shall not have occurred on or before November 13, 2016, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party under this agreement.

10.6 Dissenters.  This Agreement may be terminated at any time prior to or on the Closing Date by BNC upon written notice to HPBC, if the holders of more than 10% of the of the outstanding shares of HPBC Stock elect to exercise their statutory right to dissent from the Merger and demand payment in cash for the “fair value” of their shares.

10.7 Shareholder Vote.  This Agreement may be terminated at any time prior to or on the Closing Date by either party upon written notice to the other party, if HPBC shall have failed to obtain the Requisite HPBC Shareholder Approval at the duly convened Special Meeting or at any adjournment thereof at which a vote on the adoption of this Agreement was taken.

10.8 Acquisition Proposal.  This Agreement may be terminated by HPBC upon written notice to BNC, if, prior to obtaining the Requisite HPBC Shareholder Approval, (a) the board of directors of HPBC shall have effected an Adverse Recommendation Change and (b) HPBC has complied with the requirements of Section 2.2 and Section 4.18. If, (i) while an Acquisition Proposal is outstanding or after such an offer has been accepted, (1) either party terminates this Agreement pursuant to Section 10.5, or (2) HPBC terminates this Agreement other than pursuant to Section 10.1(b) or Section 10.2(b), or (ii) BNC terminates this Agreement pursuant to this Article X after an Adverse Recommendation Change, then HPBC shall pay, or cause to be paid to BNC, at the time of the termination of this Agreement, an amount equal to $4,237,884, which shall be the sole and exclusive remedy of BNC for all claims under this Agreement.

10.9 Effect of Termination.  Except as set forth in Section 10.8, in the event of the termination of this Agreement pursuant to this Article X, this Agreement shall become void and have no effect, and neither party shall have any liability of any nature whatsoever under this Agreement or in connection with the transactions contemplated by this Agreement except that (i) the provisions of this Article X and Section 2.4 shall survive any such termination and (ii) such termination shall not relieve any party from liability arising from any willful breach of any provision of this Agreement.

ARTICLE XI
MISCELLANEOUS

11.1 Notices.  All notices or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by e-mail transmission and by mailing a copy thereof to the recipient on the date of such e-mail to the intended recipient thereof at its e-mail address and address set out below. Any such notice or communication shall be deemed to have been duly given immediately. Either party may change the e-mail address or address to which notices or other communications to such party shall be delivered or mailed by giving notice thereof to the other party hereto in the manner provided herein.

To BNC: BNC Bancorp 3980 Premier Drive, Suite 210 High Point, North Carolina 27265 Attention: Richard D. Callicutt II E-mail: rcallicutt@bankofnc.com	To HPBC: High Point Bank Corporation 300 N. Main Street High Point, North Carolina 27260 Attention: Mark L. Williamson E-mail: mwilliamson@highpointbank.com
With copies to:

BNC Bancorp
3980 Premier Drive, Suite 210
High Point, North Carolina 27265
Attention: Drema Michael
E-mail: dmichael@bankofnc.com

and

Troutman Sanders LLP
600 Peachtree Street
Suite 5200
Atlanta, Georgia 30308
Attention: James W. Stevens
E-mail: james.stevens@troutmansanders.com	With a copy to: Robinson, Bradshaw & Hinson, P.A. 101 N. Tryon St., Suite 1900 Charlotte, North Carolina 28246 Attention: Henry H. Ralston E-mail: hralston@rbh.com

11.2 Entire Agreement.  This Agreement and the Bank Merger Agreement supersede all prior discussions and agreements between HPBC and BNC with respect to the Merger and the other matters contained herein and therein, and this Agreement and the Bank Merger Agreement contain the sole and entire agreement between HPBC and BNC with respect to the transactions contemplated herein and therein.

11.3 Waiver; Amendment.  Prior to or on the Closing Date, BNC shall have the right to waive any default in the performance of any term of this Agreement by HPBC, to waive or extend the time for the fulfillment by HPBC of any or all of HPBC’s obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of BNC under this Agreement, except any condition which, if not satisfied, would result in the violation of any law or applicable governmental regulation. Prior to or on the Closing Date, HPBC shall have the right to waive any default in the performance of any term of this Agreement by BNC, to waive or extend the time for the fulfillment by BNC of any or all of BNC’s obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of HPBC under this Agreement, except any condition which, if not satisfied, would result in the violation of any law or applicable governmental regulation. This Agreement may be amended by a subsequent writing signed by the parties hereto, provided, however, that the provisions of Section 8.2 requiring regulatory approval shall not be amended by the parties hereto without regulatory approval. An amendment to this Agreement may be made after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of HPBC Stock, no amendment shall be made that reduces or modifies in any respect the consideration to be received by holders of HPBC Stock.

11.4 Counterparts.  This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. The headings herein set out are for convenience of reference only and shall not be deemed a part of this Agreement. This Agreement may be executed by facsimile, photo or electronic signature and such facsimile, photo or electronic signature shall constitute an original for all purposes.

11.5 No Third Party Beneficiaries.  Except as set forth in Section 2.12 and Section 2.13, no provision of this Agreement shall be deemed to create any third party beneficiary rights in anyone, including any employee or former employee of HPBC (including any beneficiary or dependent thereof).

11.6 Binding Effect; Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party without the prior written consent of the other party.

11.7 Governing Law.  The validity and effect of this Agreement and the Bank Merger Agreement and the rights and obligations of the parties hereto and thereto shall be governed by and construed and enforced in accordance with the laws of the State of North Carolina.

11.8 Jurisdiction.  The parties expressly agree and acknowledge that the State of North Carolina has a reasonable relationship to the parties and/or this Agreement. Each party hereto hereby irrevocably waives, to the fullest extent permitted by law, (a) any objection that it may now or hereafter have to laying venue of any suit, action or proceeding brought in such court, (b) any claim that any suit, action or proceeding brought in such court has been brought in an inconvenient forum, and (c) any defense that it may now or hereafter have based on lack of personal jurisdiction in such forum.

11.9 WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.9.

11.10 Interpretation.  For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Disclosure Memorandum, Schedules, and Exhibits to this Agreement) and not to any particular provision of this Agreement, and Article, Section, paragraph, Schedule and Exhibit references are to the Articles, Sections, paragraphs, Schedules and Exhibits to this Agreement unless otherwise specified; (c) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this agreement; (d) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation;” (e) the word “or” shall not be exclusive; and (f) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Memorandum is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Memorandum in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Disclosure Memorandum is or is not material for purposes of this Agreement. This Agreement shall not be interpreted or construed to require any party or other Person to take any action, or fail to take any action, if to do so would violate applicable law.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

BNC BANCORP

By:	/s/ Richard D. Callicutt II Richard D. Callicutt II President and Chief Executive Officer

HIGH POINT BANK CORPORATION

By:	/s/ Mark L. Williamson Mark L. Williamson President and Chief Executive Officer

EXHIBIT A

FORM OF AGREEMENT AND PLAN OF MERGER

(the Bank Merger Agreement)

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of this   day of November, 2015, by and between BANK OF NORTH CAROLINA, a North Carolina bank (“Bank of NC”), and HIGH POINT BANK AND TRUST COMPANY, a North Carolina bank (the “Bank”, and together with Bank of NC, the “Constituent Banks”).

WITNESSETH:

WHEREAS, High Point Bank Corporation, a Delaware corporation (“HPBC”), and BNC Bancorp, a North Carolina corporation (“BNC”), entered into that certain Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”), which provides for the merger of HPBC with and into BNC (the “BNC Merger”);

WHEREAS, the respective boards of directors of the Constituent Banks deem it advisable and in the best interests of each such bank and its shareholders that the Bank merge with and into Bank of NC, with Bank of NC being the surviving bank; and

WHEREAS, the respective boards of directors of the Constituent Banks, by resolutions duly adopted, have unanimously approved and adopted this Agreement and directed that it be submitted to the sole shareholder of each of the Bank and Bank of NC for their approval;

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

1.	Merger.

Pursuant to and with the effects provided in the applicable provisions of Chapter 53C of the North Carolina General Statutes (the “North Carolina Code”), the Bank (sometimes referred to as the “Merged Bank”) shall be merged with and into Bank of NC (the “Bank Merger”). Bank of NC shall be the surviving bank (the “Surviving Bank”) and shall continue under the name “Bank of North Carolina.” At the Effective Time (as defined herein) of the Bank Merger, the individual existence of the Merged Bank shall cease and terminate.

2.	Actions to be Taken.

The acts and things required to be done by the North Carolina Code in order to make this Agreement effective, including the submission of this Agreement to the shareholders of the Constituent Banks and the filing of the articles of merger relating hereto in the manner provided in said North Carolina Code, shall be attended to and done by the proper officers of the Constituent Banks with the assistance of counsel as soon as practicable.

3.	Effective Time.

The Bank Merger shall be effective upon the approval of this Agreement by the shareholder of Merged Bank and the filing of the articles of merger in the manner provided in the North Carolina Code (the “Effective Time”). The Bank Merger shall not be effective prior to the effective time of the BNC Merger.

4.	Articles of Incorporation and Bylaws of the Surviving Bank.

(a) The Articles of Incorporation of Bank of NC, as heretofore amended, as in effect at the Effective Time shall be the Articles of Incorporation of the Surviving Bank.

(b) Until altered, amended or repealed, as therein provided, the Bylaws of Bank of NC as in effect at the Effective Time shall be the Bylaws of the Surviving Bank.

5.	Directors.

Upon the Bank Merger contemplated herein becoming effective, the directors of the Surviving Bank shall be the individuals set forth on Attachment 1 hereto. Said persons shall hold office until the next annual meeting of the shareholder of the Surviving Bank and until their successors are elected in accordance with the Bylaws of the Surviving Bank. If at the Effective Time any vacancy shall exist on the Board of Directors of the Surviving Bank, such vacancy shall be filled in the manner specified in the Bylaws of the Surviving Bank.

6.	Cancellation of Shares of Merged Bank; Capital Structure of the Surviving Bank.

(a) At the Effective Time, each share of the Merged Bank’s common stock, $5.00 par value per share (the “Bank Stock”) outstanding at the Effective Time shall be cancelled.

(b) At the Effective Time, each share of the Surviving Bank’s common stock, $2.50 par value per share, issued and outstanding immediately prior to the Effective Time shall remain outstanding.

7.	Termination of Separate Existence.

At the Effective Time, the separate existence of the Merged Bank shall cease and the Surviving Bank shall possess all of the rights, privileges, immunities, powers and franchises, as well of a public nature as of a private nature, of each of the Constituent Banks; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest of or belonging to or due to each of the Constituent Banks shall be taken and deemed to be vested in the Surviving Bank without further act or deed, and the title to any real estate or any interest therein, vested in either of the Constituent Banks shall not revert or be in any way impaired by reason of the Bank Merger. The Surviving Bank shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of each of the Constituent Banks; and any claim existing or action or proceeding, civil or criminal, pending by or against either of said Constituent Banks may be prosecuted as if the Bank Merger had not taken place, or the Surviving Bank may be substituted in its place, and any judgment rendered against either of the Constituent Banks may thenceforth be enforced against the Surviving Bank; and neither the rights of creditors nor any liens upon the property of either of the Constituent Banks shall be impaired by the Bank Merger.

8.	Further Assignments.

If at any time the Surviving Bank shall consider or be advised that any further assignments or assurances in law or any other things are necessary or desirable to vest in said bank, according to the terms hereof, the title to any property or rights of the Merged Bank, the proper officers and directors of the Merged Bank shall and will execute and make all such proper assignments and assurances and do all things necessary and proper to vest title in such property or rights in the Surviving Bank, and otherwise to carry out the purposes of this Agreement.

9.	Condition Precedent to Consummation of the Merger.

This Agreement is subject to, and consummation of the Bank Merger is conditioned upon, the consummation of the BNC Merger and the fulfillment as of the Effective Time of approval of this Agreement by the affirmative vote of BNC, as sole shareholder of Bank of NC, and HPBC, as sole shareholder of the Bank.

10.	Termination.

This Agreement may be terminated and the Bank Merger abandoned at any time before or after adoption of this Agreement by the directors of either of the Constituent Banks, notwithstanding favorable action on the Bank Merger by the shareholder of the Merged Bank, but not later than the filing of the articles of merger by the Secretary of State of North Carolina with respect to the Bank Merger in accordance with the provisions of the North Carolina Business Corporation Act. This Agreement shall automatically be terminated upon a termination of the Merger Agreement pursuant to the terms thereof.

11.	Counterparts; Title; Headings.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. The title of this Agreement and the headings herein set out are for the convenience of reference only and shall not be deemed a part of this Agreement.

12.	Amendments; Additional Agreements.

At any time before or after approval and adoption by the shareholder of the Bank, this Agreement may be modified, amended or supplemented by additional agreements, articles or certificates as may be determined in the judgment of the respective Boards of Directors of the Constituent Banks to be necessary, desirable or expedient to further the purposes of this Agreement, to clarify the intention of the parties, to add to or modify the covenants, terms or conditions contained herein or to effectuate or facilitate any governmental approval of the Bank Merger or this Agreement, or otherwise to effectuate or facilitate the consummation of the transactions contemplated hereby; provided, however, that no such modification, amendment or supplement shall reduce to any extent the consideration into which shares of the Bank Stock shall be converted in the Bank Merger pursuant to Section 6 hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Constituent Banks has caused this Agreement to be executed on its behalf as of the day and year first above written.

BANK OF NORTH CAROLINA

By:	Richard D. Callicutt II President and Chief Executive Officer

HIGH POINT BANK AND TRUST COMPANY

By:	Mark L. Williamson President and Chief Executive Officer

Attachment 1

James T. Bolt Jr.
Abney S. Boxley III
Richard D. Callicutt II
Joseph M. Coltrane Jr.
Charles T. Hagan III
Elaine M. Lyerly
Matthew W. McInnis
W. Swope Montgomery Jr.
Lenin J. Peters
John S. Ramsey Jr.
Thomas R. Sloan
Thomas R. Smith
Robert A. Team Jr.
G. Kennedy Thompson
D. Vann Williford
Richard F. Wood

Appendix B

SECTION 262
OF THE
GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title and, subject to paragraph (b)(3) of this section, §251(h) of this title), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:

(1) Provided, however, that, except as expressly provided in §363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §251(h), §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by §251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value.

In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Appendix C

INVESTMENT BANKING GROUP

November 13, 2015

Board of Directors
High Point Bank Corporation
300 North Main Street
P.O. Box 2270
High Point, NC 27261

Ladies and Gentlemen:

High Point Bank Corporation (“HPBC”) and BNC Bancorp (“BNC”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which HPBC will merge with and into BNC (the “Merger”), with BNC surviving the Merger. Pursuant to the terms of the Agreement, upon the effective time of the Merger, each share of HPBC common stock, $5.00 par value per share (“HPBC Common Stock”), except for certain shares of HPBC Common Stock as specified in the Agreement, shall be converted at the election of the holder thereof, in accordance with the procedures set forth in the Agreement, into the right to receive, without interest, the Per Share Stock Consideration or the Per Share Cash Consideration (collectively, and in the aggregate, as adjusted in accordance with the terms of the Agreement, the “Merger Consideration”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of HPBC Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated November 11, 2015; (ii) certain publicly available financial statements and other historical financial information of HPBC that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of BNC that we deemed relevant; (iv) internal financial projections for HPBC for the years ending December 31, 2015 through December 31, 2018, as provided by the senior management of HPBC; (v) publicly available consensus median analyst earnings per share estimates for BNC for the years ending December 31, 2015 through December 31, 2017 and an estimated earnings and dividend growth rate for the year ending December 31, 2018, as discussed with and confirmed by the senior management of BNC; (vi) the pro forma financial impact of the Merger on BNC based on assumptions relating to (a) earnings estimates for HPBC for the years ending December 31, 2015 and December 31, 2016, as provided by the senior management of HPBC, and an estimated earnings growth rate for the years thereafter, as provided by the senior management of BNC, (b) consensus median analyst earnings per share estimates for BNC for the years ending December 31, 2015 through December 31, 2017 and an estimated earnings growth rate for the year ending December 31, 2018, as discussed with and confirmed by the senior management of BNC, (c) transaction expenses, purchase accounting adjustments, cost savings and a core deposit intangible asset, as provided by the senior management of BNC, (d) the offer and sale of $57.5 million of BNC common stock to occur concurrently with the Merger (the “BNC Capital Raise”), as provided by the senior management of BNC, and (e) HPBC’s estimated provision expense; (vii) the publicly reported historical price and

SANDLER O’NEILL + PARTNERS, L.P.
1251 Avenue of the Americas, 6th Floor, New York, NY 10020
T: (212) 466-7700 / (800) 635-6855
www.sandleroneill.com

trading activity for BNC common stock, including a comparison of certain stock market information for BNC and certain stock indices as well as similar publicly available information for certain other similar companies the securities of which are publicly traded; (viii) a comparison of certain financial information for HPBC and BNC with similar institutions for which publicly available information is available; (ix) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of HPBC the business, financial condition, results of operations and prospects of HPBC and held similar discussions with certain members of senior management of BNC regarding the business, financial condition, results of operations and prospects of BNC.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by HPBC or BNC or their respective representatives or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this pinion without any independent verification or investigation. We have relied, at the direction of HPBC, without independent verification or investigation, on the assessments of the management of HPBC as to its existing and future relationships with key employees and partners, clients, products and services and we have assumed, with your consent, that there will be no developments with respect to any such matters that would affect our analyses or opinion. We have further relied on the assurances of the respective managements of HPBC and BNC that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of HPBC or BNC or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of HPBC or BNC. We did not make an independent evaluation of the adequacy of the allowance for loan losses of HPBC or BNC, or the combined entity after the Merger and we have not reviewed any individual credit files relating to HPBC or BNC.

In preparing its analyses, Sandler O’Neill used internal financial projections for HPBC for the years ending December 31, 2015 through December 31, 2018, as provided by the senior management of HPBC, as well as publicly available consensus median analyst earnings per share estimates for BNC for the years ending December 31, 2015 through December 31, 2017 and an estimated long term earnings growth rate for the year ending December 31, 2018, as discussed with and confirmed by the senior management of BNC. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to (a) earnings estimates for HPBC for the years ending December 31, 2015 and December 31, 2016, as provided by the senior management of HPBC, and an estimated earnings growth rate for the years thereafter, as provided by the senior management of BNC, (b) consensus median analyst earnings per share estimates for BNC for the years ending December 31, 2015 through December 31, 2017 and an estimated long term earnings growth rate for the year ending December 31, 2018, as discussed with and confirmed by the senior management of BNC, (c) transaction expenses, purchase accounting adjustments, cost savings and a core deposit intangible asset, as provided by the senior management of BNC, (d) the BNC Capital Raise, as provided by the senior management of BNC, and (e) HPBC’s estimated provision expense. With respect to those projections, estimates and judgments, the respective managements of HPBC and BNC confirmed to us that those projections, estimates and judgments, respectively, reflected the best currently available projections, estimates and judgments of those respective managements of the future financial performance of HPBC and BNC, respectively, and we assumed that such performance would be achieved. We express no opinion as to such projections, estimates or judgments, or the assumptions on which they are based. We have also assumed that there has been no material change in HPBC’s or BNC’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that HPBC and BNC will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on HPBC, BNC or the Merger or any related transaction, (iii) the Merger and any related transaction will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice that HPBC has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of HPBC Common Stock or BNC common stock after the date of this opinion or what the value of BNC common stock will be once it is actually received by the holders of HPBC Common Stock.

We have acted as HPBC’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. HPBC has also agreed to indemnify us against certain claims and liabilities arising out of our engagement. In the two years preceding the date of this opinion, we have provided certain other investment banking services to HPBC and received fees for such services. In addition, in the two years preceding the date of this opinion, as we have previously advised you, we have provided other investment banking services to BNC and received fees for such services and may provide, and receive compensation for, such services in the future, including during the pendency of the Merger. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to HPBC and BNC and their respective affiliates. We may also actively trade the equity and debt securities of HPBC and BNC or their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of HPBC in connection with its consideration of the Agreement and Merger and does not constitute a recommendation to any shareholder of HPBC as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the adoption of the Agreement and approval of the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of HPBC Common Stock and does not address the underlying business decision of HPBC to engage in the Merger, the form or structure of the Merger and/or other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for HPBC or the effect of any other transaction in which HPBC might engage. We also do not express any opinion as to the amount of compensation to be received in the Merger by any HPBC or BNC officer, director or employee, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent, provided however Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to holders of HPBC Common Stock from a financial point of view.

Very truly yours,